11/3


03037528

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Hung Kai Properties

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1755 FISCAL YEAR 6-30-03

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OICF/BY: dlw

DAT : 11/18/03



SUN HUNG KAI PROPERTIES LIMITED

Annual Report 2002/03



Sun Hung Kai Properties has been building 'Homes with Heart' for over three decades. The Group has already built dream homes for hundreds of thousands of Hong Kong people, and it is dedicated to creating the finest residences for the next generation of homebuyers.



1
2
3

Cover Photos:
1 Two IFC, Central
2 YOHO Town, Yuen Long
3 Kelletteria, The Peak
4 Airport Railway Kowloon Station Package 3 Development



SUN HUNG KAI PROPERTIES LIMITED

Annual Report 2002/03

Contents

FINANCIAL HIGHLIGHTS

For the year ended 30th June	**2003**	2002	Change (%)
Turnover (HK$ million)	**22,945**	25,373	-9.6
Profit attributable to shareholders (HK$ million)	**6,584**	8,519	-22.7
Earnings per share (HK$)	**2.74**	3.55	-22.8
Dividends per share (HK$)	**1.60**	1.55	+3.2
Special cash dividends per share (HK$)	**–**	0.60	–
Shareholders' funds per share (HK$)	**50.70**	53.56	-5.3
Gross rental income [1] (HK$ million)	**5,628**	5,844	-3.7
Net rental income [1] (HK$ million)	**4,100**	4,432	-7.5
Net debt to shareholders' funds ratio (%)	**10.9**	15.6	-4.7 [2]
Land bank (million square feet)	**45.3**	50.4	-10.1

Turnover



HK$ million
30,000
25,000
20,000
15,000
10,000
5,000
0
23,404
25,826
17,701
25,373
22,945
1999
2000
2001
2002
2003

Earnings and Dividends per Share



HK$
5
4
3
2
1
0
3.87
1.55
4.51
1.75
3.47
1.55
3.55
2.15[3]
2.74
1.60
1999
2000
2001
2002
2003
Earnings
Dividends
Special cash dividends

Net Asset Value per Share*



HK$
60
50
40
30
20
10
0
45.45
51.56
53.48
53.56
50.70
1999
2000
2001
2002
2003

** Except for completed investment properties, hotels and marketable securities, which are stated at market value, all assets are at historical cost*

1 *Including contributions from jointly-controlled entities and associates*
2 *Change in percentage points*
3 *Including special cash dividends of HK$0.60 per share for the Group's 30th anniversary*

CORPORATE AND SHAREHOLDERS' INFORMATION

CORPORATE INFORMATION

Directors

Kwok Ping-sheung, Walter
Chairman & Chief Executive
Lee Shau-kee
Vice Chairman
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Vice Chairman & Managing Director
* Chung Sze-yuen
* Woo Po-shing
* Fung Kwok-king, Victor
* Kwan Cheuk-yin, William
# Lo Chiu-chun, Clement
# Law King-wan
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike
So Hing-woh, Victor
* Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)

Non-Executive Director
* *Independent Non-Executive Director*

Company Secretary

Lai Ho-kai, Ernest

Registered Office

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone: (852) 2827 8111
Facsimile: (852) 2827 2862
Web site: www.shkp.com
E-mail: shkp@shkp.com

Auditors

Deloitte Touche Tohmatsu

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East
Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China
The Bank of Toyko-Mitsubishi, Ltd.
Sumitomo Mitsui Banking Corporation
Standard Chartered Bank
Mizuho Corporate Bank, Ltd.
UFJ Bank Limited
The Bank of East Asia, Limited

Solicitors

Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
11th November 2003 – 18th November 2003

Annual General Meeting

18th November 2003

Dividends (per share)

Interim Dividend	HK$0.60
Paid on	8th April 2003
Final Dividend	HK$1.00
Payable on	19th November 2003

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Stock Code

The Stock Exchange of Hong Kong:	16
Bloomberg:	16 HK Equity
Reuters:	0016.HK
Trading Symbol for ADR:	SUHJY
CUSIP Number:	86676H302

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
General Manager – Corporate Planning
Telephone: (852) 2828 7786
Facsimile: (852) 2827 0676
E-mail: ir@shkp.com


Sun Hung Kai Properties*
As at 30th June 2003
Hong Kong
Mainland China
Property Development
Property Investment
Property Related Businesses
Telecoms & Information Technology
Transportation, Infrastructure & Logistics
Property Development & Investment
18.1 million sq.ft. under development
Over 21 million sq.ft. of agriculture land (site area)
20.5 million sq.ft. completed investment properties
6.7 million sq.ft. under development
Hotels
Construction
Property Management
Financial Services
Insurance
SmarTone* 51.1%
SUNeVision* 84.9%
Kowloon Motor Bus* 33.3%
RoadShow* 25.6%
Route 3 (CPS) 50%
Wilson Group 100%
Airport Freight Forwarding Centre 100%
Business Aviation Centre 35%
River Trade Terminal 43%
Asia Container Terminals 28.5%
Mid-Stream Operation 50%
Logistics
Waste Management
5.8 million sq.ft. under development
1.8 million sq.ft. completed investment properties

* Listed in Hong Kong

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30th June 2003 was HK$6,584 million, a decrease of 23 per cent compared with last year's profit of HK$8,519 million. Earnings per share for the year were HK$2.74, representing a 23 per cent decrease compared with HK$3.55 per share for the previous year. The earnings for the year reflect a provision for the diminution in value of property development projects and provisions made by SUNeVision Holdings, which together amounted to HK$1,481 million.

DIVIDENDS

The Directors have recommended the payment of a final dividend of HK$1.00 per share for the year ended 30th June 2003. Together with the interim dividend of HK$0.60 per share, the dividend for the year will be HK$1.60 per share, compared with HK$1.55 per share for the previous year (excluding last year's special 30th anniversary bonus dividend of HK$0.60 per share).

BUSINESS REVIEW

Property Sales

Property sales turnover for the year as recorded in the accounts was HK$12,543 million, as compared with last year's sales of HK$16,164 million. During the year, the Group sold and pre-sold an attributable HK$12,157 million worth of properties in Hong Kong, as compared with HK$15,151 million for the previous year. Sales were temporarily affected by the outbreak of SARS during the second quarter of 2003, but picked up quickly after the disease was brought under control. Major residential projects sold during the year included Park Island Phase 1 on Ma Wan, 1 Po Shan Road in Mid-Levels, 1 Ho Man Tin Hill, Park Central in Tseung Kwan O and Aegean Coast in Tuen Mun. Since the beginning of July 2003, the Group has sold over HK$3,600 million worth of properties.


YOHO Town
示範單位
歡迎參觀
YOHO
YOHO
YOHO

The public sale of YOHO Town in Yuen Long set a one-day record for the year.



A prime location, luxury and elegant style make 1 Ho Man Tin Hill in Kowloon a local landmark.

During the year under review, the Group completed the following ten projects, comprising 6.2 million square feet of attributable gross floor area:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Park Island Phase 1	8 Pak Lai Road, Ma Wan	Residential/ Shopping centre	Joint venture	1,851,000
Park Central Phases 1 & 2	Tseung Kwan O Town Lots 57 & 66	Residential/ Shopping centre	57.52 / 25	1,592,000
Ocean Shores Phase 3A	88 O King Road, Tseung Kwan O	Residential/ Shops	49	512,500
Villa by the Park	139 Castle Peak Road, Yuen Long	Residential	100	439,000
Aegean Coast	Tuen Mun Town Lot 374	Residential/ Shops	25	312,000
1 Ho Man Tin Hill	1 Ho Man Tin Hill Road	Residential	Joint venture	158,000
1 Po Shan Road	1 Po Shan Road, Mid-Levels	Residential	60	72,000
Kelletteria	71 Mt. Kellett Road, The Peak	Residential	100	14,000
Two IFC	8 Finance Street, Central	Office/ Shopping centre	47.5	1,169,000
Millennium City Phase 3	370 Kwun Tong Road	Office	70	108,000
Total				**6,227,500**

Over 92 per cent of the residential projects completed during the year have been sold. Millennium City Phase 3 and the shopping centre in Park Central are being kept as long-term investments. Likewise, Two IFC is being retained for rental except for the highest office space zone, which was sold to one owner-occupier.

Land Bank

The Group did not acquire any land during the year, due mainly to the moratorium on government land sales. The sale of residential properties completed during the year and of some office space in Two IFC reduced the Group's Hong Kong land bank to 45.3 million square feet.

Negotiations with the government on land premiums are continuing. The Group will take advantage of current property market conditions to replenish its residential development land bank when appropriate opportunities arise. The Group also holds more than 21 million square feet of agricultural land in terms of site area. The majority of these sites, located along existing or planned railways in the New Territories, are in the process of land use conversion.



Both Kelletteria on The Peak (above) and 1 Po Shan Road in Mid-Levels (below) are in traditional luxury neighbourhoods with excellent designs, facilities and quality that set new standards.



Property Development

Confidence in the residential property market has improved and sales volume increased in the past few months. Property prices have shown some signs of firming up of late, but still remain highly affordable and attractive. Improved economic conditions, record low mortgage interest rates and attractive rental yields relative to interest costs continued to underpin the market. The recent buoyancy in the stock market has in part contributed to better performance by luxury properties.

The government's firm stance on supporting the market is welcome. This, coupled with the nine measures introduced last November, should assist healthy development in the residential market over the medium to long term.

The Group intends to produce a high volume of residential properties for sale. Its focus is on developing large-scale projects with a concentration on small and medium sized units. At the same time, it selectively builds some high-end, low-density projects with larger units. The Group is constantly looking for new ways to reduce construction costs without compromising on quality, and these efforts have paid off with enhanced project returns.


抗SARS傑出獎選舉
明報

The Group won an anti-SARS Achievement Award for its concerted efforts to battle the outbreak, and was the only commercial entity to win among corporate organizations.



The recruitment of 500 anti-SARS Ambassadors helped fight the outbreak and created new jobs.

Customer satisfaction is one of the Group's top priorities. It continues to set new standards in all aspects of property development, such as quality, design and amenities. Hygiene facilities have been enhanced in new projects, particularly after the outbreak of SARS, and the Group's member property management companies proactively address increased hygiene awareness among residents and tenants. In addition, the Group is always striving to improve after-sale service.

The Group's strong brand name has raised the marketability of its projects and enabled premium pricing. This was demonstrated by the encouraging sales of YOHO Town in Yuen Long and luxury residential projects such as 1 Po Shan Road and 1 Ho Man Tin Hill, which are sold out.

A few projects have been rescheduled in order to improve their designs and layouts, and to incorporate added features to meet customers' needs. As a result, the Group's planned completions in the 2003/04 financial year will be reduced to 3.8 million square feet as follows:

	Attributable Gross Floor Area (million square feet)		
	Residential	**Shopping Centre**	**Total**
For sale	3.7	0	3.7
For investment	0	0.1	0.1
Year Total	**3.7**	**0.1**	**3.8**

Property Investment

Gross rental income for the year, including the Group's share of joint venture projects, was HK$5,628 million, compared to HK$5,844 million last year. Net rental income fell to HK$4,100 million from HK$4,432 million. The decline was mainly due to the weak office sector as well as a loss of rental income resulting from the disposal of two non-core commercial complexes. Overall occupancy of the Group's rental portfolio, excluding Two IFC which was only recently completed, remains at 92 per cent.

The Group reacted quickly to the outbreak of SARS with a comprehensive set of hygiene measures to reassure its residents, commercial tenants and the public. A series of mall promotions was also staged to restore shoppers' confidence. The Group's retail rental income was steady during the year, since the majority of its malls are regional shopping centres catering to local residents, which proved resilient in the face of the outbreak. The promotions stimulated consumer spending and traffic in the Group's malls is already back to normal, so SARS had a minimal impact on overall rental income.

The Group is committed to enhancing the value of its investment properties and upgrading service to grow with its tenants. It regularly improves the tenant mix in its shopping centres and renovates malls to sustain their attractiveness. The Group plans to renovate five shopping centres in the coming years, including New Town Plaza Phase 1 in Shatin, which will cost HK$300 million over the next two years.

The Group's shopping centres along the railway network are benefiting from increased Mainland tourist numbers. To exploit this opportunity, the Group will increase its promotions in major Mainland cities to attract visitors to its shopping centres in Hong Kong.



The 88-storey Two IFC tower is Hong Kong's tallest building and a new landmark.

Office rents have become more attractive when compared to key financial centres worldwide. The supply of new office space will be limited in the coming years, and the recent rally in the financial markets, together with some signs of economic recovery, have resulted in more leasing enquiries and commitments. The desire to relocate to top-grade office space is likely to rise, especially at the current competitive rents.

Following China's entry to the WTO, Hong Kong should also benefit from the recent Closer Economic Partnership Arrangement (CEPA) with the Mainland, which will give rise to more business opportunities here. Hong Kong's role as an international centre of finance, commerce, trade and tourism will be strengthened further, and demand for high-quality office buildings is expected to remain promising over the medium to long term.



The increase in Mainland tourists benefits New Town Plaza in Shatin, one of Hong Kong's most popular shopping malls.

Strategically located above Hong Kong Station on the Airport Express, IFC is soon to be a world-class office, retail and hotel complex. The newly-completed 88-storey Two IFC office tower has almost two million square feet of gross floor area. This is Hong Kong's newest landmark, setting the standard for prestige office accommodation in every respect. Leasing of both the office and retail space in Two IFC has been progressing smoothly and the soft opening of IFC Mall will take place in October this year. The last phase of IFC is a 1.1 million square-foot hotel complex under the Four Seasons brand. Upon completion in late 2004, the hotel will provide 1,000 guest rooms in two towers and be the largest six-star hotel in Hong Kong.

Kowloon Station Development Packages 3, 5, 6 & 7 will encompass residential, office, retail and hotel space above Kowloon Station on the Airport Express, with the finest design and layout, incorporating superb technology and facilities. Part of the project will be an ultra-modern tower that transforms the territory's skyline. The first phase of the development, which consists of one million square feet of residential area, will go on sale in mid-2004.

Leasing of the newly-completed office space in Millennium City Phase 3 has been satisfactory. The 600,000 square-foot shopping centre in Phase 5 will be completed in the second half of 2004. Phase 5, which also includes office space, will form a new landmark in the prime business hub of Kowloon East.

The Group aims to maintain an optimal mix in its quality rental portfolio. To further improve returns and asset turnover, it will consider selling some non-core investment properties at the right time.

Information Technology and Telecommunications

SmarTone

Despite fierce market competition and the outbreak of SARS, SmarTone delivered encouraging results with a net profit of HK$408 million for the year, a 254 per cent increase from the previous year. Significant progress was made in pursuing its strategy of delivering the best customer proposition through continual improvements in the three key pillars of its business: products and services, network and customer service. SmarTone has also reinforced its branding in the market.

In a deflationary economy with customers becoming increasingly price sensitive, the company will continue to stay competitive on price without compromising on its high standards of customer service and network quality. It aims to increase revenue and market share over time with an ongoing focus on its three key pillars strategy.

SmarTone proposes a special dividend of HK$3.50 per share for the year ended 30th June 2003, to achieve a more capital-efficient structure. The company will still retain sufficient cash resources for expected operational needs after distribution of the proposed dividend.


SmarTone
數碼通

SmarTone made significant progress during the year by concentrating on its three pillars of business – products and services, network and customer service.

The Group increased its holding in SmarTone to about 51 per cent in January 2003 through a mandatory general offer at HK$8.50 per share, which was triggered by the Group's electing to receive SmarTone scrip dividends. Given SmarTone's strong management team, sound business strategy and solid financial position, the Group is confident in the company's growth prospects and committed to holding its stake as a long-term investment.

SUNeVision

SUNeVision's continuing back-to-basics strategy, further improvements in efficiency and cost streamlining enabled it to generate a profit for the year before one-off provisions for the impairment of equity technology investments and a valuation deficit on property.

SUNeVision is financially strong with approximately HK$1,200 million in cash and interest-bearing securities on hand. Going forward, it will strive to keep improving financial performance, leveraging its strong fundamentals and financial position for growth. The company will also look for new, IT-related businesses with immediate revenue and reliable cash flows to complement its existing businesses.

Transportation and Infrastructure

Kowloon Motor Bus

Kowloon Motor Bus (KMB) performed relatively well during the depressed economic environment of 2002, while the outbreak of SARS and operating competition had a considerable impact on the company's performance in the first half of 2003. Various cost saving measures have been implemented and further improvements in operating efficiency and customer service are expected through the continual upgrade of IT facilities. KMB is committed to providing an efficient, reliable and user-friendly bus service, aiming for total customer satisfaction. It will continue to explore new growth opportunities in its core transportation business in both Hong Kong and on the Mainland. RoadShow Holdings, the listed subsidiary of KMB, has expanded into the Mainland and is a leading media sales company in the greater China region.

Other Infrastructure Business

The Wilson Group performed reasonably well given the weak domestic economy throughout the year, and Route 3 (Country Park Section) continued to record a steady volume of traffic.

Both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The two berths at Container Terminal 9 are being built in phases and are scheduled for completion in the second half of 2004.

All the Group's infrastructure projects are in Hong Kong and are expected to generate healthy cash flows and returns over the long term.

Hotels

Overall performance of the Group's three hotels was dragged down by the SARS outbreak in the last few months of the financial year, but occupancy rebounded significantly in the aftermath of the disease and now stands at around 90 per cent. This was due mainly to a faster-than-expected recovery in tourist arrivals. The Hong Kong and Central governments have agreed to allow residents of selected major Mainland cities, particularly those from Guangdong, to visit the territory as individuals, which should continue to boost the local tourist industry.

Various initiatives by the private and public sectors to promote Hong Kong as a regional tourist hub, together with more tourist attractions coming in the next few years, should contribute to the long-term growth of Hong Kong tourism. With the tourist sector growing rapidly, the Group is building Hong Kong's first Four Seasons hotel and plans another six-star hotel above Kowloon Station.


KC 3551

Kowloon Motor Bus is committed to improving operational efficiency and customer service.



The Group's hotels will benefit from the continued growth of tourism in Hong Kong.

Mainland Business

The Mainland economy kept growing as a result of higher exports, more foreign capital flowing in and greater fixed investments, notwithstanding the SARS outbreak.


块土地使用权转
家嘴金融贸易区开发股份有限公司
新鸿基
新鸿基地产集团

Group Chairman and Chief Executive Walter Kwok (right) and Kang Huijun, Chairman of the Shanghai Lujiazui Finance and Trade Zone Development Company, at the signing ceremony for the Group's landmark project in Lujiazui, Shanghai.

China's scheduled WTO commitments on trade, investment and market access will mean an increase in business and investment opportunities there, and more multinationals, including banking and financial institutions, are expected to increase their Mainland presence.

The Group recently signed an agreement to develop a landmark project in the Lujiazui financial and trade zone of Shanghai, in order to tap into the rapidly expanding Mainland economy. Total project cost is estimated to be HK$8,000 million. The project has an aggregate gross floor area of 4.5 million square feet and will comprise luxury hotels, top-quality offices, serviced apartments and shopping facilities. It will be developed in phases by 2011, with the first phase scheduled for completion in 2007.

The Group's Mainland investment property portfolio performed reasonably well. Leasing of Sun Dong An Plaza in Beijing was satisfactory and Shanghai Central Plaza was almost fully let. About 70 per cent of Phase 1 of The Woodland in Zhongshan, consisting of 312 units, has been sold.

Corporate Finance

Maintaining an extended debt maturity profile and adequate stand-by facilities are key elements of the Group's financial policies. In keeping with this, it completed an HK$8,000 million, seven-year fully revolving syndicated credit facility with a consortium of 20 leading local and international banks in May 2003. Response to the facility was very positive, with over-subscriptions at both the underwriting and general syndication stages. The proceeds will be used for general working capital and to refinance some short-term debts.

The Group's financial position remains strong. Its net debt to shareholders' funds ratio was 10.9 per cent as at 30th June 2003 and its interest coverage was high at 13.2 times. Its consistent, prudent financial management policy includes keeping financial leverage low and liquidity high, and it maintains high credit ratings of 'A' from Standard & Poor's and 'A3' from Moody's.

The Group has substantial committed undrawn facilities on standby for future business expansion, and all of its credit facilities are unsecured. It is exposed to minimal foreign exchange risk, given that almost all of its financing is denominated in Hong Kong dollars. It has not made any speculative arrangements on derivatives, and it has no off-balance-sheet or contingent liabilities other than borrowings by joint venture companies. The Group will continue to diversify its funding base and lengthen its debt maturity profile. As and when appropriate, the Group will take advantage of current market conditions, with low interest rates and abundant liquidity, to source long-term financing at competitive rates.

Corporate Governance

Good corporate governance is a paramount concern for the Group's board of directors and senior management. The Group is dedicated to ensuring high standards of corporate governance in all aspects of its business and maintaining effective accountability mechanisms and high transparency for investors. Prompt disclosure of information builds investors' confidence and facilitates their understanding of the Group's strategies and latest situation. Believing that good reporting and internal control systems are vital to the accuracy of both internal and external financial information, the Group makes constant improvements wherever possible.

This commitment to good corporate governance has won the Group wide recognition from the investment community. It was named Hong Kong's Best Property Developer for corporate governance by Euromoney magazine in 2003, Asia's Best Property Company by FinanceAsia magazine in 2003 and voted one of the best companies for corporate governance by the magazines Asiamoney and The Asset in 2002.

Customer Service, Human Resources and Environmental Protection

First-class customer service is one of the cornerstones of the Group's success. Because of this, the Group is always working to raise levels of service to new heights in all aspects of its business. Its two property management subsidiaries aim to offer residents a lifestyle of total convenience, and they consistently win a variety of awards for top management service. The Group also cares about the environment and follows green practices in its business, such as environmentally-friendly and energy-efficient features in new projects.

The Group's SHKP Club reaches out to the public to promote two-way communication. Club membership is now approaching 180,000. Members enjoy a range of property-related benefits and activities, and in return they share their valuable insights into the property market.

The Group currently employs about 20,000 people. Staff have access to a wide range of training programmes to further personal and professional development, and regular assessments are carried out to evaluate staff performance. The Group is committed to raising both Chinese and English language standards in the workplace, to sustain long-term competitiveness.


新地會
SHKP CLUB
YOHO

The SHKP Club promotes two-way communication with its members.

PROSPECTS

Global economic conditions are likely to improve as a result of the continued easing of monetary policy around the world, particularly in the US and Europe, while the Mainland economy should continue to thrive. These factors are expected to provide momentum for Hong Kong's economic growth.

Concerted effort and support from the Central Government, various local government measures, continuing export growth, the gradual revival of tourism and a rebound in consumer spending are spurring a local economic recovery from the SARS-induced downturn.

The recently-announced strategy of repositioning Hong Kong and Guangdong marks a new era of economic cooperation across the border. The quickening pace of economic cooperation and integration with the Pearl River Delta, together with CEPA, should further boost Hong Kong's growth prospects.

With a gradual economic recovery, strong market fundamentals such as record affordability and market-driven housing policy, homebuyers' confidence should strengthen over time. A positive population policy, particularly the introduction of investment immigrants, should be an added bonus to the market. All these mean that take-up is likely to increase in the coming year. This higher take-up and an anticipated decline in new supply in the pre-sale market should keep the current recovery going forward.



A unique exterior makes 18 Farm Road in Ho Man Tin stand out in the area.



Sham Wan Towers in Island South enjoys panoramic views of the yacht club.

Against improving prospects for the residential market, the Group aims to maintain a high volume of residential production over the medium term. To accomplish this, the Group will replenish its development land bank when opportunities arise. Equally important, its rental income base will also be enhanced by new landmark investment properties such as Two IFC. Concurrently, the Group will dispose of selected non-core rental properties in due course to maintain an optimal portfolio mix and increase asset turnover.

The Group will continue to strengthen its brand name through various initiatives such as enhancing the quality of products and services and branding individual projects. High project marketability and improved pricing ability, backed by a powerful brand, should contribute to better returns on development projects over time.



The Group's strong brand name attracts buyers in the competitive market.

On the Mainland, the Group continues its gradual and selective approach to investing in the property sector, focusing on major cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

New major residential projects to be pre-sold in the next nine months include the development on Tuen Mun Town Lot 399, 8 Waterloo Road in Kowloon, 18 Farm Road in Ho Man Tin and Park Island Phase 2 on Ma Wan. Proceeds from these pre-sales and solid rental income will further enhance the Group's financial position.

Over 40 per cent of the residential properties to be completed in the coming financial year have been pre-sold. With the current property market recovery expected to continue and barring unforeseen circumstances, the Group's results for the coming year will be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 25th September 2003



Review of Operations




Composition of the Group's Land Bank in Hong Kong
- 45.3 million square feet in attributable gross floor area
Properties under development 24.8 million sq.ft.
Residential
Shopping Centre
Office
Hotel
Industrial/Office
New Territories
Kowloon
Hong Kong Island
55%
45%
16%
6%
5%
11%
BY USAGE
62%
46%
BY LOCATION
48%
6%
4%
19%
32%
5%
BY USAGE
40%
46%
28%
BY LOCATION
26%
Completed investment properties 20.5 million sq.ft.
Residential
Shopping Centre
Office
Hotel
Industrial/Office
New Territories
Kowloon
Hong Kong Island

The Group's attributable land bank in Hong Kong amounted to 45.3 million square feet as at 30th June 2003, compared with the 50.4 million square feet reported last year. In addition, the Group owns over 21 million square feet of agricultural lands, in terms of site area, located in various parts of the New Territories. Most of these lands, situated along existing or planned railway lines, are in the process of land use conversion, principally for residential development.

The reduction in the land bank was partly due to the government's moratorium on land sales until the end of 2003. Negotiations with the government on land premiums are continuing however, and the Group will take advantage of current market conditions to replenish its land bank when appropriate opportunities arise. The Group intends to maintain a high production volume of residential properties for sale over the medium term.

The land bank in Hong Kong comprises 24.8 million square feet of properties under development and 20.5 million square feet of completed investment properties. Of the properties under development, 18.1 million square feet are for sale, while the other 6.7 million square feet will be kept as long-term investments and added to the Group's investment properties portfolio upon completion.

The usage of the Group's properties portfolio is diverse and well balanced. While 62 per cent of the properties under development are residential projects for sale, 72 per cent of the completed properties are regional shopping centres and prime offices. The Group's land bank in Hong Kong, is analysed by status and usage as follows:

Status and Usage

Attributable Gross Floor Area (million square feet)

	Residential	Shopping Centre	Office	Hotel	Industrial/ Office*	Total
Development for sale	15.4	–	–	–	2.7	18.1
Development for investment	–	1.1	4.0	1.6	–	6.7
Completed investment properties	1.0	8.3	6.5	0.9	3.8	20.5
Total	**16.4**	**9.4**	**10.5**	**2.5**	**6.5**	**45.3**

* *Industrial / office properties include godowns.*

In terms of geographical location, the land bank is also well diversified. About 16 per cent of it is located on Hong Kong Island and 38 per cent in Kowloon. The remaining 46 per cent is spread throughout various new towns in the New Territories. The land bank in Hong Kong is analysed by status and location as follows:

Status and Location

Attributable Gross Floor Area (million square feet)

	Hong Kong Island	Kowloon	New Territories	Total
Development for sale	0.9	6.1	11.1	18.1
Development for investment	0.5	5.9	0.3	6.7
Completed investment properties	5.8	5.3	9.4	20.5
Total	**7.2**	**17.3**	**20.8**	**45.3**

The Group's land bank on the Mainland is described under Mainland Business on page 60.



Property Development



1 Ho Man Tin Hill
Kowloon

The Group will continue strengthening its reputation by enhancing the quality of its products and services and branding individual projects. High project marketability and improved pricing ability should contribute to better returns on development projects over time.



Park Central in Tseung Kwan O is highly praised for its building quality, management, landscaped garden and club house facilities.



This spacious unit in 1 Po Shan Road in Mid-Levels demonstrates the Group's commitment to top-quality design and materials.

The Group owns 15.4 million square feet of residential properties under development for sale. While most of these are large-scale projects with primarily small to medium sized units, the Group is also developing a number of luxury projects with larger units.

It is the Group's aim to provide total living solutions to its customers and further strengthen its brand by adopting new measures and standards to raise product quality, customer service and property management to new levels. This has added to the marketability of Group's products in today's competitive environment and enabled premium pricing. Following the success of Park Island Phase 1 last year, response to the recent sale of YOHO Town was also very encouraging. Luxury residences such as 1 Po Shan Road and 1 Ho Man Tin Hill marketed early this year are now sold out. All this demonstrates the power of the Group's brand and its expertise in sales and marketing.

PROPERTY SALES

The Group sold and pre-sold an attributable HK$12,157 million worth of properties in Hong Kong in the year ended 30th June 2003, compared with HK$15,151 million last year. Major projects sold during the year included Park Island Phase 1 on Ma Wan, 1 Po Shan Road in Mid-Levels, 1 Ho Man Tin Hill, Park Central in Tseung Kwan O and Aegean Coast in Tuen Mun.

The impact of SARS on the property market was only temporary and sales picked up quickly after the second quarter of the year. The Group's property sales in the third quarter amounted to over HK$4,000 million.

New projects will be launched for pre-sale as scheduled. Developments planned to be marketed in the next nine months include the project at Tuen Mun Town Lot 399, 8 Waterloo Road in Kowloon, 18 Farm Road in Ho Man Tin and Park Island Phase 2 on Ma Wan.

PROJECT COMPLETION SCHEDULE

For the year ended 30th June 2003, the Group completed a total of ten projects with an aggregate attributable floor area of 6.2 million square feet. Of these, 4.7 million square feet were residential properties for sale. Project details are listed in the Chairman's Statement on page 7.

Over 92 per cent of the residential properties for sale completed during the year have been sold. Millennium City Phase 3 and the shopping centre in Park Central are being retained as investment properties. Two IFC is also being kept as a long-term investment, except for some floors sold to an owner-occupier.

In order to further improve the layout and introduce new facilities to the Group's new residential developments, a few projects have been rescheduled. As a result, completions in the 2003/04 financial year will be reduced to 3.8 million square feet, of which 3.7 million square feet will be residential premises for sale. Over 40 per cent of the units have been pre-sold, mainly in Liberté in Cheung Sha Wan, YOHO Town in Yuen Long and Vianni Cove in Tin Shui Wai.

Completions will increase in the 2004/05 financial year to 5.9 million square feet, boosted mainly by the completion of two investment properties: the Four Seasons Hotel Hong Kong and Millennium City Phase 5.



1 Ho Man Tin Hill's art deco club house is unique in Kowloon.



YOHO Town in Yuen Long will have the district's first glass-enclosed jacuzzi and a 50-metre outdoor pool.

Major Projects Under Development By Year Of Completion

Location	Project Name	Group's Interest (%)	Residential
Projects to be Completed in FY2003/04			
Yuen Long Town Lot 503	YOHO Town Phase 1	100	1,180,000
Tuen Mun Town Lot 399	–	100	371,000
8 Waterloo Road, West Kowloon (formerly as Yunnan Lane)	8 Waterloo Road	Joint venture	344,000
Tin Shui Wai Town Lot 27	Vianni Cove	40	321,000
Tseung Kwan O Town Lot 55	Ocean Shores Phase 3B	49	284,000
New Kowloon Inland Lot 6328, Cheung Sha Wan	Liberté	35.44	541,000
Ap Lei Chau Inland Lot 128*	Sham Wan Towers	100	454,000
18 Farm Road, Ho Man Tin	18 Farm Road	100	223,000
Year Total			**3,718,000**
Projects to be Completed in FY2004/05			
Airport Railway Olympic Station Development Package Three	–	Joint venture	1,110,000
Airport Railway Kowloon Station Development Package Three	–	Joint venture	1,076,000
Ma Wan Development	Park Island Phase 2	Joint venture	1,019,000
8, 12 & 16 Severn Road, The Peak	–	100	59,000
New Kowloon Inland Lot 6275, Cheung Sha Wan	The Pacifica	50	648,000
Tseung Kwan O Town Lot 74	–	25	70,000
418 Kwun Tong Road	Millennium City Phase 5	100	–
Airport Railway Hong Kong Station Development	Four Seasons Hotel Hong Kong	47.5	–
Year Total			**3,982,000**
Major Projects to be Completed in FY2005/06 and beyond			
Tsuen Wan Town Lot 373	–	100	1,113,000
Ma Wan Development	Park Island Phase 3	Joint venture	880,000
To Fung Shan Phases 2, 3 & 4, Shatin	–	100	744,000
Kwu Tung Phases 2 & 3, Sheung Shui	–	100	603,500
Tin Ping Shan, Sheung Shui	–	100	532,000
Ngau Tam Mei, Yuen Long	–	100	383,000
Yuen Long Town Lot 504	YOHO Town Phase 2	100	1,454,000
New Kowloon Marine Lot 3, Cheung Sha Wan	–	33.3	358,000
Total			**6,067,500**

** Excluding the portion owned by the Hong Kong Housing Society.*

Attributable Gross Floor Area (square feet)			
Shopping Centre	Office	Hotel	Total
–	–	–	1,180,000
–	–	–	371,000
–	–	–	344,000
–	–	–	321,000
–	–	–	284,000
21,000	–	–	562,000
16,000	–	–	470,000
45,000	–	–	268,000
82,000	**–**	**–**	**3,800,000**
–	–	–	1,110,000
–	–	–	1,076,000
–	–	–	1,019,000
–	–	–	59,000
77,000	–	–	725,000
10,000	–	–	80,000
575,000	707,000	–	1,282,000
–	–	523,000	523,000
662,000	**707,000**	**523,000**	**5,874,000**
–	–	–	1,113,000
–	–	–	880,000
–	–	–	744,000
–	–	–	603,500
–	–	–	532,000
–	–	–	383,000
249,000	–	–	1,703,000
18,000	–	–	376,000
267,000	**–**	**–**	**6,334,500**



8 Waterloo Road will have the dynamic city at its doorstep around the clock.



The greenery surrounding Tuen Mun Town Lot 399 and its comprehensive club house facilities will contribute to a healthy and relaxing lifestyle.

REVIEW OF OPERATIONS | Property Development

Major Projects Under Development

No.	Residential	Shopping Centre	Office	Industrial/Office	Hotel	Project
01	■					Ocean Shores Phase 3B
02	■					To Fung Shan Phases 2, 3 & 4
03	■					Tin Ping Shan
04	■					Kwu Tung
05	■					Shek Wu Wai
06	■					Ngau Tam Mei
07	■					Vianni Cove
08	■					YOHO Town Phase 1
09	■	■				YOHO Town Phase 2
10	■					Tuen Mun Town Lot 399
11	■					Park Island Phases 2 & 3
12	■					Tsuen Wan Town Lot 373
13	■	■				New Kowloon Marine Lot 3
14	■	■				Liberté
15	■	■				The Pacifica
16	■					Airport Railway Olympic Station Development Package 3
17	■	■				18 Farm Road
18	■					8 Waterloo Road
19	■					Airport Railway Kowloon Station Development Package 3
20	■	■	■		□	Airport Railway Kowloon Station Development Packages 5, 6 & 7
21	■	■				Sham Wan Towers
22	■					Ap Lei Chau Inland Lot 129
23					□	Four Seasons Hotel Hong Kong
24		■	■			Millennium City Phase 5
25			■			392 Kwun Tong Road
26				■		20-22 Siu Lek Yuen Road
27				■		12-23 Wang Wo Tsai Street
28				■		51-53 Kwai Cheong Road

LANTAU ISLAN

SHENZHEN

NEW TERRITORIES

KOWLOON

HONG KONG ISLAND

03 04 05 06 07 09 08 10 02 26 27 12 28 11 13 14 15 16 17 18 19 20 25 24 01 23 21 22


KCR
KCR (under construction/ planning)
MTR
MTR (under construction/ planning)
Major Highways
Major Highways (under construction)
Cross Harbour Tunnel
Railway Interchange



Quality and a comprehensive transportation network have helped establish the YOHO Town brand in Yuen Long.



Airport Railway Kowloon Station Package 3 will have over a million ... residences

PROGRESS OF MAJOR DEVELOPMENTS

YOHO Town Phase 1

Yuen Long Town Lot 503 (100% owned)

Continuous improvements in infrastructure are transforming Yuen Long into a vibrant community in the New Territories. YOHO Town is a large residential and commercial complex conveniently located right next to Route 3 and Yuen Long Station on the soon-to-open West Rail. The first phase of the development consists of 2,200 residential units, mainly small to medium sized, on a 236,000 square-foot site. The total gross floor area will be 1.2 million square feet. Over half of the units have been sold since marketing began in July this year. Phase 1 is planned for completion in the first half of 2004.

Park Island Phases 2 and 3

Ma Wan Development (joint venture)

The first phase of Park Island, consisting of 2,569 units, was completed and handed over to owners in the second half of 2002. Following its successful sale, the Group is now constructing the second phase, which has a gross floor area of about one million square feet. This will provide about 1,400 residential units in a wide range of sizes upon completion in the second half of 2004. Piling work has finished and construction of the superstructure is under way. Planning of the last phase of 900,000 square feet of gross floor area is ongoing, and completion is expected in 2005.

Airport Railway Kowloon Station Package 3 Development

(joint venture)

This project is above the Airport Railway's Kowloon Station, an area destined to become a future cultural and transport hub in the territory. The project has a site area of 172,000 square feet. About 1,000 luxury residential units in a wide range of sizes will be developed, with a total gross floor area of over one million square feet. With its superb quality, the development should set new standards of luxury in the district. The project is expected to go on sale in mid-2004.

Airport Railway Olympic Station Package 3 Development

(joint venture)

Over 1.1 million square feet of residential property will be developed on this 185,000 square-foot site. Given its proximity to Olympic Station on the Mass Transit Railway, residents will enjoy easy access to the rest of the territory. The development will contain around 1,700 quality units in five residential towers. Construction of the superstructure commenced recently and completion is expected in 2005.



Airport Railway Olympic Station Package 3 will offer around 1,700 quality units in a prime location.

Tsuen Wan Town Lot 373

(100% owned)

Having converted usage of this 112,000 square-foot site from hotel to serviced apartments, the Group is now building over 1,700 units with a total gross floor area of 1.1 million square feet. Construction is progressing smoothly and the project should be finished in the third quarter of 2005.

Tin Ping Shan, Sheung Shui

(100% owned)

The Group will build about 532,000 square feet of residential premises on this 177,000 square-foot site in the northern New Territories. It will contain approximately 800 units. The Group plans to make it a landmark development in the region. Construction is expected to start soon, with completion scheduled for 2006.



Tsuen Wan Town Lot 373 will be developed into serviced apartments offering hotel-style luxury.


ifc

IFC on the Central waterfront includes the first Four Seasons hotel in Hong Kong.

YOHO Town Phase 2

Yuen Long Town Lot 504 (100% owned)

This 318,000 square-foot site is adjacent to YOHO Town Phase 1. It will include 1.4 million square feet of residential floor area and over 2,000 units. In addition, there will be 250,000 square feet of retail space, which will form part of the large-scale, one million square-foot shopping mall planned for the growing new town of Yuen Long. The planning details of Phase 2 are being finalized.

Four Seasons Hotel Hong Kong

Airport Railway Hong Kong Station Development (47.5% owned)

Four Seasons Hotel Hong Kong will be a 1.1 million square-foot hotel complex and the last leg of the IFC development. This will be the first Four Seasons hotel in Hong Kong. Its advantageous location above Hong Kong Station on the Airport Express will provide quick and easy access to the airport, thus making it attractive to both tourists and business travellers. Construction is progressing smoothly and will finish in late 2004. Upon completion, the two hotel towers, which are expected to be ready for opening in early 2005, will offer around 1,000 guest rooms. The entire IFC development also includes two ultra-modern office towers and a shopping mall, which were completed in phases by June 2003.

Millennium City Phase 5

418 Kwun Tong Road (100% owned)

Millennium City Phase 5 has a site area of 107,000 square feet and 1.3 million square feet of gross floor area. It is the largest segment of Millennium City, a new business hub in Kowloon East. Conveniently linked to Kwun Tong MTR station, Phase 5 will include a regional shopping mall of about 600,000 square feet. Its proximity to the MTR is expected to make it a major shopping and entertainment destination in Kowloon East. Phase 5 will also include around 700,000 square feet of prime office space. The Group intends to keep the development as a long-term investment, except for 407,000 square feet of office space, which was sold to a local bank. Construction should finish in the second half of 2004.



Millennium City Phase 5 in Kowloon East contains a regional shopping mall of around 600,000 square feet.

Airport Railway Kowloon Station Development Packages 5, 6 & 7

(joint venture)

The development will consist of 2.5 million square feet of top-quality offices, one million square feet of residential units and serviced apartments, another million square feet of hotel space and 0.9 million square feet of retail area on a 790,000 square-foot site. Of the total 5.4 million square feet of gross floor area, 4.7 million are attributable to the Group. Upon completion, the development will include the tallest building in Hong Kong, transforming the territory's skyline. The project will also feature the latest technology and facilities to cater to the increasingly-sophisticated demands of commercial tenants. Piling work is finished, and completion of the project will be achieved in phases over the next four to five years.



Airport Railway Kowloon Station Development Packages 5, 6 & 7 will be a large-scale complex with first-class offices, residential space, serviced apartments, a hotel and shopping centre.



Property Investment



IFC, Central

The Group strives to generate better returns from its rental portfolio by continually monitoring the needs of its valued tenants closely. It will keep upgrading its investment portfolio and add value by incorporating the latest technology and modern facilities in its properties.

Gross Rental Income*


HK$ Million
6,000
5,000
4,000
3,000
2,000
1,000
0
5,801
5,670
5,877
5,844
5,628
1999
2000
2001
2002
2003

Gross Rental Income* by Sector


57%
23%
8%
7%
5%

- Shopping Centre
- Office
- Car Park
- Residential
- Industrial/Office

** Including contributions from jointly-controlled entities and associates*

Returns from the Group's 20.5 million square-foot rental portfolio were satisfactory for the year under review, despite a difficult leasing market and the temporary impact of SARS. Overall occupancy stood at approximately 92 per cent when the newly-completed Two IFC is excluded. Gross rental income, including contributions from jointly-controlled entities and associates, was HK$5,628 million, compared to HK$5,844 million the previous year. The drop was primarily in the Group's office portfolio, because of the weak local market. Net rental income declined modestly to HK$4,100 million from HK$4,432 million last year.

By July, Hong Kong's retail sector had recovered from the effect of the SARS outbreak earlier this year. The Group acted quickly as soon as the outbreak began, implementing a comprehensive set of hygiene measures to reassure shoppers and tenants. It also offered one-off rent concessions to a small number of tenants in the hardest-hit sectors and staged extra shopping centre promotions. The measures were effective and had a minimal impact on the Group's overall rental income.

Office leasing remained soft during the period under review, largely as a result of a slow domestic economy. However, recent signs of an economic recovery have resulted in more leasing enquiries and commitments to the Group's office portfolio.

The Group aims to generate better returns from its rental portfolio by constantly monitoring the market and valued tenants' needs closely, to ensure that occupancy is maintained at a satisfactory level. It will continue upgrading its investment portfolio and adding value by incorporating the latest technology and modern facilities in its properties. The Group also intends to increase turnover on assets by disposing of some non-core rental properties at the appropriate time in order to maintain an optimal mix in its high-quality rental portfolio.

The Group's current investment portfolio in Hong Kong, including attributable shares of jointly-controlled entities, is as follows:

Status and Usage

	Attributable Gross Floor Area (million square feet)					
	Residential	**Shopping Centre**	**Office**	**Hotel**	**Industrial/ Office**	**Total**
Complete	1.0	8.3	6.5	0.9	3.8	20.5
Under Development	–	1.1	4.0	1.6	–	6.7
Total	**1.0**	**9.4**	**10.5**	**2.5**	**3.8**	**27.2**

COMPLETED INVESTMENT PROPERTY

Shopping Centres

The Group's shopping centre network is the largest in Hong Kong, with an attributable gross floor area of 8.3 million square feet. The majority of these malls are in new towns, occupied by retail tenants supplying daily necessities to nearby residents. Prime locations, convenience and stringent hygiene measures have kept retail occupancy high, and rents are largely steady despite economic fluctuations. The Group's flagship mall, New Town Plaza in Shatin, and its other major shopping centres such as Metroplaza in Kwai Chung, Tai Po Mega Mall in Tai Po, East Point City in Tseung Kwan O and Grand Central Plaza in Shatin remained at near full occupation during the year.

On top of regular shopping centre promotions and other initiatives during festive seasons, the Group carries out maintenance and regular renovations to keep the malls fresh. Renovations are planned for five malls in coming years, including a HK$300 million project at New Town Plaza Phase 1 in Shatin and a HK$100 million facelift of Grand Century Place in Mongkok in the next two years. At the same time, the introduction of new retailers including international stores helps enhance the shopping experience and boost rental values.

The newly-completed retail mall in Two IFC has a total gross floor area of over 500,000 square feet. The mall's soft opening is planned for October 2003. It will have world-leading retailers, a multi-screen cinema and a range of restaurants serving various cuisines.



The Group is spending HK$300 million to renovate New Town Plaza in Shatin, making it a more modern, spacious shopping environment.



The ultra-modern Two IFC office tower meets the needs of multinational companies.

Office

Overall occupancy of the Group's office portfolio, excluding the newly-completed Two IFC, was slightly above 90 per cent during the year. Some of the Group's office buildings were able to achieve higher occupancies due to their strategic locations. To highlight some, Metroplaza, Sun Hung Kai Centre and Millennium City Phase 1, recorded average occupancies close to 95 per cent.



Signature Homes specializes in high-end residential property leasing such as Dynasty Court in Mid-Levels.

The office tower in Two IFC has a total gross floor area of 1.95 million square feet, and an ultra-modern design that suits the needs of multinational companies. The first tenants started moving in this July.

The Group will continue to incorporate the latest technology and sophisticated facilities in future office projects to satisfy the changing requirements of tenants.

Residential

The Group owns one million square feet of residential investment properties, consisting largely of luxury developments such as Dynasty Court in Mid-Levels and Pacific View in Island South. Signature Homes, the Group's residential leasing arm, is devoted to providing six-star living and a new standard of personal service that puts customers first.

Car Parks

Including its attributable share of jointly-controlled entities, the Group currently owns 27,000 parking bays, which generated HK$435 million in rental income during the year compared with HK$472 million in the previous year. The Group will continue to build car parks attached to its commercial complexes, to enhance the value of its investment property portfolio.

Other Properties

In addition to the 30 cinemas the Group currently has in its various shopping centres, it will open a five-screen cineplex in Two IFC at the end of this year. The Group's rental portfolio also includes a number of industrial buildings, godowns and data centres. Some of the industrial premises are being considered for conversion to other uses.



Retailers in the East Point City shopping centre in Tseung Kwan O provide daily necessities to local residents.



The Group is always adding new elements to its shopping centres to increase traffic, such as the first children's fashion retail court in Hong Kong at Tsuen Wan Plaza.

INVESTMENT PROPERTIES UNDER DEVELOPMENT

Disposing of some non-core properties while adding quality new rental projects to its portfolio is part of the Group's strategy to achieve an optimal investment mix. In line with this, the Group has an attributable 6.7 million square feet of new investment properties currently under development. Of this, retail space will account for 1.1 million square feet, which will be spread across the territory, while another 1.6 million square feet is designated as top-quality hotels and suites. Grade-A office space will make up the remaining four million square feet of the Group's new investment properties.

Most of these developments are landmark projects connected to an array of transport systems, including 1.1 million square feet in the first Four Seasons Hotel Hong Kong right above Hong Kong Station, Airport Railway Kowloon Station Development Packages, 5, 6 & 7 and Millennium City in Kowloon East. Details of these projects are included under Property Development on pages 30 to 33.

Major Investment Properties Under Development Include:

Shopping Centres

- Millennium City Phase 5 (418 Kwun Tong Road)
- Airport Railway Kowloon Station Development Packages 5, 6 & 7
- YOHO Town Phase 2 (Yuen Long Town Lot 504)

Offices

- Millennium City Phase 5 (418 Kwun Tong Road)
- Airport Railway Kowloon Station Development Packages 5, 6 & 7



New Town Plaza's music fountain, the first in Hong Kong, has entertained countless shoppers in the past 18 years.



Grand Century Place in Mongkok will undergo a HK$100 million facelift to attract even more shoppers.

Major Completed Investment Properties

Name	Location
Hong Kong Island	
Sun Hung Kai Centre	30 Harbour Road, Wanchai
Two IFC & IFC Mall	8 Finance Street, Central
World Trade Centre	280 Gloucester Road, Causeway Bay
Harbour Centre	25 Harbour Road, Wanchai
Central Plaza	18 Harbour Road, Wanchai
One IFC	1 Harbour View Street, Central
Dynasty Court (Blocks 2 & 3)	23 Old Peak Road
Pacific View (Blocks 2 & 3)	38 Tai Tam Road
Hillsborough Court (Block 4)	18 Old Peak Road
Kowloon	
Grand Century Place	193 Prince Edward Road West, Mongkok
Millennium City Phase 1 *	388 Kwun Tong Road
Millennium City Phase 2	378 Kwun Tong Road
Millennium City Phase 3	370 Kwun Tong Road
The Sun Arcade	28 Canton Road, Tsim Sha Tsui
Royal Plaza Hotel	193 Prince Edward Road West, Mongkok
Royal Garden Hotel	69 Mody Road, Tsim Sha Tsui
Kerry Hung Kai Godown	3 Fat Tseung Street, Cheung Sha Wan
New Tech Plaza	34 Tai Yau Street, San Po Kong
APEC Plaza	49 Hoi Yuen Road, Kwun Tong
Peninsula Tower	538 Castle Peak Road, Cheung Sha Wan
Hing Wah Centre	82-84 To Kwa Wan Road
New Territories	
New Town Plaza I	18 Shatin Centre Street, Shatin
Tai Po Mega Mall	9 On Pong Road, Tai Po
Tsuen Wan Plaza	5-21 Pak Tin Par Street, Tsuen Wan
East Point City Shopping Centre	8 Chung Wa Road, Tseung Kwan O
New Town Plaza III	2-8 Shatin Centre Street, Shatin
Sun Yuen Long Centre Shopping Centre	8 Long Yat Road, Yuen Long
Park Central Shopping Centre	Tseung Kwan O Town Lots 57 & 66
Yuen Long Plaza Shopping Arcade	249-251 Castle Peak Road, Yuen Long
Uptown Plaza Shopping Arcade	9 Nam Wan Road, Tai Po
Metroplaza Tower I & Shopping Centre	223 Hing Fong Road, Kwai Chung
Grand Central Plaza	138 Shatin Rural Committee Road, Shatin
Landmark North	39 Lung Sum Avenue, Sheung Shui
Grand City Plaza	1-17 Sai Lau Kok Road, Tsuen Wan
Citygate	Tung Chung Town Lot 2
Royal Park Hotel	8 Pak Hok Ting Street, Shatin
Sunhing Hungkai Godown	8 Wong Chuk Yeung Street, Shatin
Advanced Technology Centre	2 Choi Fat Street, Sheung Shui

** Including the attributable share in areas held by SUNeVision, in which the Group has an 84.9 per cent interest.*

Lease Expiry	Group's Interest (%)	Attributable Gross Floor Area (square feet)					
		Residential	Shopping Centre	Office	Hotel	Industrial/ Office	Total
2127	100	–	53,400	850,600	–	–	904,000
2047	47.5	–	304,000	537,000	–	–	841,000
2842	100	–	162,000	350,000	–	–	512,000
2128	33.3	–	20,500	80,000	–	–	100,500
2047	50	–	–	700,000	–	–	700,000
2047	47.5	–	–	373,000	–	–	373,000
2886	100	341,000	–	–	–	–	341,000
2047	100	316,700	–	–	–	–	316,700
2884	100	159,500	–	–	–	–	159,500
2047	100	–	725,000	475,000	–	–	1,200,000
2047	100	–	27,000	890,000	–	–	917,000
2047	50	–	–	133,000	–	–	133,000
2047	70	–	–	108,000	–	–	108,000
2047	100	–	204,800	–	–	–	204,800
2047	100	–	–	–	400,000	–	400,000
2127	100	–	–	–	295,000	–	295,000
2047	50	–	–	–	–	285,000	285,000
2047	100	–	–	–	–	208,000	208,000
2047	100	–	–	–	–	240,000	240,000
2047	100	–	–	–	–	202,000	202,000
2099	100	–	–	–	–	182,700	182,700
2047	100	–	1,300,000	–	–	–	1,300,000
2047	100	–	588,800	–	–	–	588,800
2047	100	–	583,000	–	–	–	583,000
2047	100	–	415,000	–	–	–	415,000
2047	100	–	350,000	–	–	–	350,000
2047	87.5	–	245,000	–	–	–	245,000
2047	57.52/25	–	195,000	–	–	–	195,000
2047	100	–	145,000	–	–	–	145,000
2047	100	–	120,000	–	–	–	120,000
2047	100	–	600,000	569,000	–	–	1,169,000
2047	100	–	236,000	505,000	–	–	741,000
2047	100	–	181,500	375,500	–	–	557,000
2047	100	–	35,100	137,200	–	–	172,300
2047	20	–	99,000	32,000	–	–	131,000
2047	100	–	–	–	258,000	–	258,000
2047	100	–	–	–	–	500,000	500,000
2047	100	–	–	–	–	142,000	142,000

REVIEW OF OPERATIONS | Property Investment

Major Completed Investment Properties

No.	Residential	Shopping Centre	Office	Industrial/Office	Hotel	Property
01	■					Dynasty Court
02	■					Hillsborough Court
03	■					63 Deep Water Bay Road
04	■					51 & 55 Deep Water Bay Road
05	■					Pacific View
06		■	■			New Town Plaza / New Town Tower
07		■	■			Grand Central Plaza
08		■				Uptown Plaza
09		■				Tai Po Mega Mall
10		■	■			Landmark North
11		■				Sun Yuen Long Centre
12		■				Yuen Long Plaza
13		■				Chelsea Heights
14		■				Tsuen Wan Plaza
15		■	■			Grand City Plaza
16		■	■			Metroplaza
17		■				New Kowloon Plaza
18		■	■			Grand Century Place
19		■	■			Hollywood Plaza
20		■				The Sun Arcade
21		■				East Point City
22		■				Park Central
23		■	■			World Trade Centre
24		■	■			Sun Hung Kai Centre
25		■	■			Harbour Centre
26		■	■			IFC
27		■				Chi Fu Landmark
28		■				New Jade Shopping Arcade
29		■	■			Citygate
30			■			Central Plaza
31		■	■			Millennium City Phases 1, 2 & 3
32				■		APEC Plaza
33				■		Infotech Centre
34				■		Hing Wah Centre
35				■		New Tech Plaza
36				■		Advanced Technology Centre
37				■		Peninsula Tower
38				■		Kerry Hung Kai Godown
39				■		Sunhing Hungkai Godown
40					■	Royal Garden Hotel
41					■	Royal Plaza Hotel
42					■	Royal Park Hotel



29

LANTAU ISLAND




SHENZHEN
NEW TERRITORIES
KOWLOON
HONG KONG ISLAND
36
10
09
08
12
11
39
07
06
42
15
14
16
37
38
35
41
17
19
18
34
33
31
32
21
22
20
40
26
30
25
24
23
02
01
27
28
04
03
05

KCR
KCR
MTR
MTR (under construction/
Major Highways
Major Highways (under construction)
Cross Harbour Tunnel
Railway Interchange



Property Related Businesses


FOUR SEASONS HOTEL
Hong Kong

Four Seasons Hotel
Hong Kong

As Hong Kong continues to develop as a major tourist destination with new attractions, the Group is confident about long-term prospects for the hotel sector, and is building new hotel developments in prime locations to take advantage of business opportunities.

REVIEW OF OPERATIONS | Property Related Businesses



Restaurants and bars at The Royal Garden in Tsim Sha Tsui fared well during the year.



Regular promotions and quality service make The Royal Park in Shatin more competitive.

HOTELS

The outbreak of SARS in Hong Kong affected the Group's three hotels significantly during the last three months of the year under review, as it did the entire tourism industry. Nonetheless, with the disease under control, tourist numbers recovered quickly, largely because of a surge in Mainland visitors.

The **Royal Garden** in Tsim Sha Tsui finished the most challenging year of its 20-year history with an average occupancy of 71 per cent, which was in line with the industry average while maintaining room rates at levels comparable to previous years. The hotel's restaurants and bars fared well during the year, exceeding expectations for F&B revenue. The Inagiku Japanese restaurant showed particularly good performance since it began operations in April 2002, and this led the restaurant to open two new private VIP rooms in June 2003. The response to promotions immediately after SARS has been equally good and is spurring a fast recovery in business, giving rise to renewed confidence and optimism.

Despite more promising figures at the start of the year, the **Royal Park** in Shatin ended up with an average of over 70 per cent occupancy. The hotel's room rates were in line with previous years. In order to meet the increasing demand for serviced apartments in the area, over a hundred guest rooms were remodelled with the installation of kitchenettes and broadband Internet service. The Derby's All-Day-Dining was also renovated to make it more inviting to patrons. These moves vastly increased the hotel's competitiveness, further enhancing its position in the market. For the year ahead, the Royal Park will continue to explore new business opportunities, at the same time maintaining good relationships with existing clients.



The Royal Plaza in Mongkok will benefit from the surge in Mainland tourists because of its prime location on the rail line.

The **Royal Plaza** maintained an average occupancy of 75 per cent, at room rates similar to the level achieved in previous years. The hotel's advantageous location in the city centre attracts both leisure and business clients, providing a diverse and well-balanced customer mix that enables the hotel to react swiftly to changes in the market. Renovation of the open kitchen in La Scala's All-Day-Dining was completed at the beginning of the year. The brighter and more welcoming dining environment contributed to the restaurant's increasing popularity. The addition of two function rooms provides extra revenue by catering for the increase in small to medium sized meetings and functions. Looking forward, the Royal Plaza will continue its proactive strategy to optimize competitiveness.

Hong Kong continues to develop as a major tourist destination with new attractions, and with the recent CEPA and relaxation of travel restrictions on independent Mainland visitors, demand from both tourists and business travellers is expected to rise. The Group is confident about the long-term prospects for the hotel sector and is building new hotel developments in prime locations.

IFC on the central waterfront of Hong Kong Island will include the **Four Seasons Hotel Hong Kong** comprising one six-star hotel tower and another tower of serviced hotel suites. Together, the two towers will offer almost 1,000 first-class guest rooms and should be open for business in early 2005.

As part of the Airport Railway Kowloon Station Development, the Group is also building another six-star hotel facility with over one million square feet of hotel and serviced suite accommodation.



The Four Seasons Hotel Hong Kong in IFC is expected to be open for business in early 2005.

CONSTRUCTION

The construction division completed 12 million square feet of properties during the year under review, including 4.7 million square feet by a joint-venture company. This included the 420-metre super-highrise Two IFC, Park Island Phase 1, Park Central Phases 1 and 2, 1 Ho Man Tin Hill, 1 Po Shan Road, Villa by the Park and Millennium City Phase 3. Turnover (on a progressive completion basis) from construction subsidiaries was HK$4,050 million, with another HK$3,203 million recorded by joint venture companies.

Major projects now under construction include YOHO Town Phase 1, Airport Railway Kowloon Station Development Packages 3, 5, 6 and 7, Olympic Station Development Package 3, Ocean Shores Phase 3, Liberté, Park Island Phase 2, Sham Wan Towers, Millennium City Phase 5 and the Four Seasons Hotel Hong Kong at IFC.



The Group tests every window in new developments with a high-pressure water spray after installation.

Superior management and vertical integration allow the Group to maintain premium quality of its developments while reducing construction costs.

The construction division has several wholly-owned subsidiaries: **Everfield Engineering Company Limited, Eversun Engineering Limited** and **Aegis Engineering Company Limited**, which complement its activities. The subsidiaries provide various construction-related services to the Group's own and some external projects. These include the supply and installation and maintenance of electrical and fire prevention systems and the hiring out and servicing of plant and machinery, motor vehicles and containers for construction projects. The division also supplies ready-mixed concrete to the Group and external contractors through an associate, **Glorious Concrete (HK) Limited**.

PROPERTY MANAGEMENT

The Group's dedication to providing the finest homes continues after customers take possession. Through its member property management subsidiaries the **Hong Yip Service Company Limited** and **Kai Shing Management Services Limited**, the Group ensures that residents enjoy a total lifestyle of service and convenience. Both companies offer a full range of professional services including estate management, agency, cleaning, pest control, security and complete building maintenance. Kai Shing and Hong Yip are also pioneers in the application of information technology to property management, using smart card access control systems and using the Internet. The two companies manage almost 187 million square feet of residential, commercial and industrial premises, serving over 200,000 households.

Hong Yip and Kai Shing are committed to raising the quality of property management. Hong Yip was the first property manager to be named Best Property Management Agent by the Hong Kong Housing Authority, a distinction it has kept for nine consecutive years. Kai Shing won a Certificate of Merit in the Hong Kong Management Association's (HKMA) 2003 Quality Awards, in recognition of its quality management. Its efforts in staff training

Premises Managed by the Group


million square feet
200
150
100
50
0
142
152
168
177
187
1999
2000
2001
2002
2003
Residential
Non-residential


最佳物業管理獎頒獎典禮
Best Property Management Award
Prize Presentation Ceremony

The Group's member property management subsidiaries Hong Yip and Kai Shing won Best Property Management Awards from the Hong Kong Housing Authority.

were also recognized with a Certificate of Merit in the HKMA Awards for Excellence in Training 2003. Hong Yip has also received an Employers' Gold Star Award from the Employees Retraining Board for three successive years.



The Group strives to provide its customers with the best service.

The companies are also concerned about the environment. Hong Yip won a gold medal in the Green Award of 2002 Hong Kong Eco-business Awards, and the Hong Kong Housing Authority named it Champion in the Green Property Management Awards 2003. In addition to ISO 9001 and ISO 14001 certification, Kai Shing was certified for OHSAS 18001 in May 2003, and it won the Hong Kong Eco-Business Grand Award in 2002 for the second time in three years, confirming its commitment to green property management.

During the outbreak of SARS, the Group reacted quickly and introduced a variety of measures to ensure the highest standards of hygiene in both residential and commercial properties. These included disinfecting public areas regularly, chlorinating flush water supplies, thoroughly cleaning common air-conditioning systems and offering SARS-prevention advice and supplies. All these measures helped ensure that the highest standards of cleanliness were maintained.

Both companies are widening the scope of their operations with innovative services. Hong Yip began offering a new one-stop renovation / engineering consulting, construction and real estate agency service for entire buildings, to a highly-favourable response. Kai Shing took the lead in applying information technology to property management. Its Super e-Management system links individual estates and allows resident access, and the Smart Alert service will provide future residents of YOHO Town access to an extensive range of useful information daily.

Branching out beyond Hong Kong, Hong Yip is preparing to manage its first estate on the Mainland: The Woodland in Zhongshan. Kai Shing is looking for new business opportunities externally. In December 2002, the company secured a major management contract with a local developer in Dongguan, and by early 2003 it had completed several consultancy projects in various parts of the Mainland.


清潔抗炎大行動
新鴻基地產

The Group reacted quickly to the outbreak of SARS, forming a special team to carry out extensive cleaning.

FINANCIAL SERVICES

The financial services division is made up of the **Hung Kai Finance Company Limited** and **Honour Finance Company Limited**.

The division decided to exit the stock and futures broking business effective 1st August 2003 as a result of the changed operating environment. It now focuses on core services such as home mortgages, consumer loans and deposit-taking, to better support the Group's property development business. The division remained profitable during the year, despite increasing competition in the mortgage market.

INSURANCE

Sun Hung Kai Properties Insurance Limited recorded turnover of HK$437 million for the period under review. A more favourable insurance market enabled the company to report a 12-month net profit before taxation of HK$54.5 million, compared with HK$45.6 million last year. The company provides its clients with a comprehensive range of insurance services. It also offers insurance products through its Internet site www.shkpinsurance.com.hk. The company aims for steady growth of quality business and continues to exercise prudent underwriting in today's competitive business environment. The company's underwriting performance is expected to improve further in the coming year.

REVIEW OF OPERATIONS | Telecommunications and Information Technology

TELECOMMUNICATIONS

SmarTone Telecommunications Holdings Limited showed an encouraging improvement in its results despite increased market competition and the SARS outbreak. Profit attributable to shareholders for the year amounted to HK$408 million, an increase of 254 per cent from HK$115 million for the previous year. As at 30th June 2003, the company had 966,000 mobile customers in Hong Kong.


Conference
SmarTone
數碼通

SmarTone showed an encouraging improvement in its results despite heavy market competition. Shown: Chief Executive Officer Douglas Lai at the unveiling of SmarTone's new corporate identity.

SmarTone focuses on improving service quality through continual enhancements to the three pillars of its business – products and services; network performance; and customer service. Concurrently, the company has adopted a competitive pricing strategy in order to increase its share of market revenue under a deflationary economy. To enable this two-pronged strategy, SmarTone has improved productivity and competitiveness by enhancing its effectiveness and efficiency.

SmarTone has been strengthening its branding while reinforcing its customer proposition – helping customers get closer to the people, information and entertainment that is important to them. It was the only mobile operator selected as one of Asia's Top 20 Brands by Media magazine in June 2003.

SmarTone continues to lead in bringing innovative products and services to market. It has marketed mobile data services that offer attractive propositions and a superior total customer experience. These include: SmarTone'in', a ground-breaking mobile multimedia portal offering a rich variety of infotainment for all customers; SmarTone BIZ, a suite of mobile business tools designed for busy executives who travel frequently; and messaging services such as picturemail – a picture message service providing customers a wide range of unique benefits.

SmarTone continues to invest in its network to deliver superior availability, reliability and speed in all its services. The company won numerous major service awards during the year, which demonstrates its position as a leader in customer service, not only among telecom operators, but also across all service industries in Hong Kong.

SmarTone will continue to pursue its strategy and accelerate the pace of bringing new services to market. At the same time, the company will further improve productivity and competitiveness. The Group is confident of SmarTone's prospects and has increased its interest in the company to 51.1 per cent through a mandatory general offer. It will continue to hold its stake in SmarTone as long-term strategic investment.

INFORMATION TECHNOLOGY

Despite a difficult economic environment, **SUNeVision Holdings Limited** stayed with its back-to-basics strategy and made a positive showing before one-off provisions for the year under review. Continuous improvements in efficiency and further streamlining of costs enabled the company to generate an operating profit of HK$74 million after finance expenses and before one-off costs, a clear improvement over the HK$5 million loss last year.

Year-on-year turnover grew, and gross profit increased by nearly 60 per cent to HK$71 million. Gross margin increased from 19 per cent to 29 per cent, while operating expenses fell 42 per cent to HK$69 million. The company has shown an operating profit for six consecutive quarters since the third quarter of financial year 2001/02 and operating expenses have fallen for 12 consecutive quarters since the first quarter of the 2000/01 financial year.

Overall, SUNeVision recorded a net loss of HK$341 million for the year as a result of three one-off items. The company made a HK$252 million provision against its equity technology investments, the majority of which related to a full write off of its investment in C2C, the international undersea cable operator. This provision was necessitated by the fact that C2C's majority shareholder fully provided its entire stake in the final quarter of the financial year. As at 30th June 2003, the revised value of SUNeVision's equity technology investments stood at HK$166 million.

SUNeVision also saw a HK$123 million revaluation deficit on its data centre land and buildings, and a HK$50 million revaluation deficit on its investment properties, reflecting the general downturn in property values in Hong Kong.

iAdvantage continued to reinforce SUNeVision's position as a leading carrier-neutral provider of data infrastructure and data-centric services, and its world-class data centre facilities and customer service attracted large local and multinational customers. Overall data centre occupancy during the year was satisfactory, and ongoing new demand for iAdvantage's services is anticipated. Turnover from SUNeVision's consumer-enabling and property-related technology businesses grew during the year, due largely to their ability to capitalize on the Group's stronghold in the property sector.

SUNeVision begins the coming year with a stable of solid data infrastructure and service provision businesses. Looking forward, the company will take advantage of its strong financial position for growth, focusing on IT-related businesses with immediate revenue and reliable cash flows to complement existing businesses. The Group owned 84.9 per cent of SUNeVision as at 30th June 2003.


superhome.net

SUNeVision's iAdvantage and SuperHome both made contributions with their solid data infrastructure and on-line service businesses.

REVIEW OF OPERATIONS | Transportation, Infrastructure and Logistics


KMB

KMB continued making improvements in operational efficiency and services during the year.

FRANCHISED BUS OPERATION

The Kowloon Motor Bus Holdings Limited (KMB) is a publicly-listed company in Hong Kong in which the Group has a 33 per cent interest. Its main business is operating franchised bus services in Kowloon and the New Territories. The company has diversified into the non-franchised bus and media sales businesses in recent years. KMB performed relatively well in 2002 despite a difficult operating environment. Its net profit fell to HK$939.6 million, partly due to a deemed profit arising from the spin-off of RoadShow Holdings Limited booked in 2001. Increased competition and the outbreak of SARS had a considerable impact on the company's performance in the first half of 2003. The company recorded a net profit of HK$231.5 million during the period. KMB continued to increase its operational efficiency and upgrade its services during the year, furthering its goal of achieving total customer satisfaction.

RoadShow Holdings Limited is a publicly-listed company 73 per cent owned by KMB. It provides multi-media services for the out-of-home media market. The company reported a net profit of HK$55 million in 2002. The Group had an effective interest of about 25.6 per cent in RoadShow as at 30th June 2003.

TOLL ROAD

The Group has a 50 per cent interest in the **Route 3 (CPS) Company Limited**. Under a 30-year build-operate-transfer franchise that runs to 2025, the company now operates the strategic north-south expressway between Yuen Long and Ting Kau.

The dual three-lane expressway, consists of the 3.8-kilometre Tai Lam Tunnel and 6.3-kilometre Tsing Long Highway. It provides a direct link from the Lok Ma Chau crossing and northwest New Territories to the container ports in Kwai Chung, Hong Kong International Airport and the urban areas. It not only helps alleviate traffic congestion on Tuen Mun Road and the Tolo Highway, but also provides a faster, convenient link for commuters. Traffic volume remained fairly stable during the year.

TRANSPORT INFRASTRUCTURE MANAGEMENT

The Group is involved in transport infrastructure management through its 100 per cent ownership of the **Wilson Group** which oversees parking, tunnel, bridge, tollway and other related businesses. The Wilson Group employs around 4,000 people.

As the largest parking operator in Hong Kong, ISO 9002-certified Wilson Parking is re-equipping its access control systems to accept electronic payment as an additional convenience to customers. The Wilson Group manages 250 car parks with about 73,000 parking bays.

The Wilson Group manages and maintains the Shing Mun and Tseung Kwan O tunnels, the Tsing Ma Control Area and Route 3 (CPS). It also manages ten major public transport interchanges. Over 194,000 vehicles were equipped with Wilson's Autotoll electronic toll collection tags at the end of June 2003.

Wilson Facilities Management has been operating and maintaining some 7,000 baggage trolleys at Hong Kong International Airport since July 2002. In October 2002, Wilson's Hong Kong Parking secured a government contract to supply and install an Octopus card parking meter system for all 18,000 on-street parking bays.

The Hong Kong School of Motoring, 30 per cent owned by the Wilson Group, is the major provider of off-street driver training in Hong Kong.


Wilson
Parking
P
Wilson Parking is the largest parking operator in Hong Kong.


YOHO Town
YOHO Town
50
Route 3 (CPS) is a strategic expressway linking the northwest New Territories to the urban areas in Kowloon.

PORT BUSINESS

The Group owns a 28.5 per cent stake in **Asia Container Terminals Limited**, which is developing two berths at Container Terminal 9 (CT9) on Tsing Yi Island. Construction began in mid-2000, and upon completion in 2004, the company will exchange its two berths at CT9 for two existing berths in Container Terminal 8.

The **River Trade Terminal Company Limited** is 43 per cent owned by the Group. The facility occupies a 65-hectare site in Tuen Mun, with 3,000 metres of quay front and 60 berths providing a wide range of containerized cargo handling and storage services. It handled 1.8 million TEUs in 2002, and throughput is expected to grow in the coming year.

The Group's 50 per cent stakes in both the **Hoi Kong Container Services Company Limited** and **Faith and Safe Transportation Company Limited** make it one of the biggest midstream operators in Hong Kong. The companies provide comprehensive midstream service and yard storage.

AIR TRANSPORT & LOGISTICS BUSINESS

The **Airport Freight Forwarding Centre Company Limited (AFFC)** is a wholly-owned subsidiary of the Group that operates a world-class international air cargo consolidation centre in close proximity to the two air cargo terminals at Hong Kong International Airport. The centre is a multi-storey drive-in facility with over 1.3 million square feet of floor area and more than 500 vehicle parking bays. Above it is a nine-storey grade-A office block containing 175,000 square feet of floor space. AFFC has advanced facilities and sophisticated information technology systems that handle 50 per cent of Hong Kong's air cargo. AFFC's advanced facilities and quality services help its tenants enhance their business capabilities.

The Group's wholly-owned subsidiaries **Sun Hung Kai Super Logistics Limited** and **e-Supply Chain Management Limited** offer comprehensive air cargo support services. The Group also holds a 50 per cent interest in **Sun Logistics Company Limited**, which provides total industry-specific logistics solutions to local and multinational businesses. Services include warehouse management, regional and global distribution, web-based inventory management and supply chain management consultancy. The Group holds a 33 per cent interest in a joint venture – **Global Airport Logistics Company Limited** – which is developing a logistics centre in Beijing.



The Group is active in the port business in Hong Kong.

The Group's **Hong Kong Business Aviation Centre Limited** is a 15-year franchise at Hong Kong International Airport that serves all business aircraft flying in and out of Hong Kong. The facilities, located in the southwest corner of the Chek Lap Kok reclamation, include a dedicated apron for aircraft parking, an executive terminal and a 23,800 square-foot hangar, all built to the highest international standards. There has been steady growth in the number of aircraft movements. The franchise is now in its fifth year of operation and generating profit. The Group owns 35 per cent of the company.

WASTE MANAGEMENT

The Group is actively involved in environmental protection. Through its 20 per cent ownership of **Green Valley Landfill Limited** and **South China Transfer Limited**, the Group is working to achieve a cleaner, greener environment for Hong Kong.

The companies are engaged in various environmental protection and waste management projects. Green Valley built and operates a 100-hectare landfill site in Tseung Kwan O with the capacity to handle 43 million cubic metres of waste. South China Transfer built and operates the largest refuse transfer station in Hong Kong. Located on Stonecutters Island, the station can process 2,875 tons of waste a day.

OTHER INVESTMENT HOLDINGS

Travelex Hung Kai Airport Currency Exchange Limited is a joint venture between the Group and Travelex, in which the Group holds a 25 per cent interest. As the sole moneychanger at Hong Kong International Airport, the company's major businesses are foreign exchange and the sale of various travel-related products. The outbreak of SARS earlier this year drastically affected business and airport passenger traffic fell substantially in those months. Business has been improving continuously in recent months with the revival of both tourist and business travelling.

New-Alliance Asset Management (Asia) Limited is a 50/50 joint venture between the Group and Alliance Capital Management LP. The company's main business is investment management and unit trust and mutual fund distribution in Hong Kong. There has been increased activity since the beginning of 2003 in both the distribution of unit trusts and mutual funds through major financial intermediaries and the provision of portfolio management to institutional customers.

USI Holdings Limited is a publicly-listed company in which the Group owns a 19 per cent interest. It is in the apparel, property and telecommunications businesses. The company reported a net profit of HK$21 million in 2002. Going forward, USI will remain focused on strengthening its core businesses.


AIRPORT FREIGHT FORWARDING CENTRE


NEC

Mainland Business


Carrier
开利空调
SIEMENS

The Mainland economy continues to grow rapidly, and the Group will increase its investments there on a gradual and selective basis, focusing on the property business in major cities including Beijing, Shanghai, Guangzhou and Shenzhen.

The Group's planned commercial complex will centre prominently in Lujiazui, Shanghai.

REVIEW OF OPERATIONS | Mainland Business



Plans are under way to reinforce Sun Dong An Plaza's market-leading position.

Composition of the Group's Mainland Land Bank

– 7.6 million square feet in attributable gross floor area


9%
33%
BY USAGE
58%

- Commercial
- Residential
- Hotel


70%
BY LOCATION
17%
13%

- Beijing
- Shanghai
- Guangzhou and Pearl River Delta

In light of continued economic reform and rapid economic expansion on the Mainland, the Group is optimistic about future growth prospects for its Mainland investments. The Group recently signed an agreement to develop a new landmark commercial complex in Lujiazui, Shanghai. Looking ahead, the Group will continue increasing its Mainland investments on a gradual and selective basis, focusing on the property business in major cities including Beijing, Shanghai, Guangzhou and Shenzhen.

As at 30th June 2003, the Group held 5.8 million square feet of properties under development on the Mainland. In addition, it holds 1.8 million square feet of completed properties, consisting mainly of offices and shopping centres as long-term investments. All these projects are located in prime districts and achieve satisfactory leasing results. The Group's Mainland land bank is as follows:

Mainland Land Bank

	Attributable Gross Floor Area (million square feet)			
	Residential	**Commercial**	**Hotel**	**Total**
Properties under development				
Shanghai	1.0	2.8	0.7	4.5
Guangzhou and Pearl River Delta	1.2	0.1	–	1.3
Subtotal	**2.2**	**2.9**	**0.7**	**5.8**
Completed investment properties				
Beijing	–	1.0	–	1.0
Shanghai	0.3	0.5	–	0.8
Subtotal	**0.3**	**1.5**	**–**	**1.8**
Total	**2.5**	**4.4**	**0.7**	**7.6**

Major Completed Mainland Investment Properties

Project	Location	Lease Expiry	Group's Interest	Attributable Gross Floor Area (square feet) Residential	Shopping Centre	Office	Total
Sun Dong An Plaza	138 Wangfujing Dajie, Beijing	2043	50%	–	650,000	215,000	865,000
Central Plaza	381 Huaihai Zhong Road, Shanghai	2044	75%	–	100,000	343,000	443,000
Shanghai Arcadia Phase 1	88 GuangYuan Xi Road, Shanghai	2064	66.5%	265,000	18,000	–	283,000

MAJOR COMPLETED MAINLAND INVESTMENT PROPERTIES

Sun Dong An Plaza

138 Wangfujing Dajie, Beijing (50% owned)

Sun Dong An Plaza is a recognized landmark in Beijing, comprising 1.3 million square feet of retail space and 430,000 square feet of office space. It is a major shopping destination in Beijing. The Group is embarking on a major re-positioning programme to underline Sun Dong An Plaza's market-leading position, in response to increased consumer spending and in anticipation of the 2008 Olympic Games. Overall performance was satisfactory during the year.

Central Plaza

381 Huaihai Zhong Road, Shanghai (75% owned)

Central Plaza is in the busiest commercial district in Puxi, Shanghai, providing 588,000 square feet of prime offices and retail space. Occupancy remained high during the year at 96 per cent for the offices and 98 per cent for the shopping centre.

Arcadia Shanghai Phase 1

88 Guang Yuan Xi Road, Shanghai (66.5% owned)

The first phase of Arcadia Shanghai consists of over 500,000 square feet of serviced apartments in Xuhui. The majority of the development was retained as a rental property and leasing was satisfactory during the year.

MAJOR MAINLAND PROJECTS UNDER DEVELOPMENT

The Woodland

Zhongshan 5 Road, Zhongshan (Joint venture)

The Woodland is a low-rise development being built in phases amid a spacious and scenic environment. The first phase of 400,000 square feet containing 312 units is now under construction. Completion is expected in 2004. The Woodland was put on the market in April this year and achieved satisfactory sales. The second phase will include 776,000 square feet of residential premises, on which design work has already begun.

Arcadia Shanghai Phase 2

88 Guang Yuan Xi Road, Shanghai (66.5% owned)

The second phase of Arcadia Shanghai consists of about 130,000 square feet of premium-quality residential apartments, comprising a 22-storey tower with 88 units. Construction is under way and scheduled for completion in the first quarter of 2004.

Lujiazui Central Financial District Plot X2, Shanghai (100% owned)

The Group is planning to build a commercial complex on this 690,000 square-foot site, which is located next to the famous Oriental Pearl TV Tower in Shanghai's Lujiazui finance and trade zone. The development will consist of 4.5 million square feet of top-grade offices, a shopping centre, serviced apartments and hotels, destined to be a new landmark in Shanghai. The entire project will be completed in three phases by 2011. Construction will start in 2004 with the first phase scheduled for completion in 2007.

REVIEW OF OPERATIONS | Corporate Finance




Hung Kai Properties (Financial Services) Limited
Credit Facility

Raymond Kwok, Vice Chairman & Managing Director (fourth left) and Amy Kwok, Executive Director of Sun Hung Kai Properties (Financial Services), at the HK$8,000 million syndicated loan signing ceremony.

Interest Cover*


Times
14
12
10
8
6
4
2
0
5.4
6.7
4.8
9.8
13.2
1999
2000
2001
2002
2003

* *Profit from operations to net interest expenses before capitalization*

Credit Ratings

	Foreign Currency	Local Currency
Moody's	A3	A2
Standard & Poor's	A	A

The Group is committed to its conservative financial policies, maintaining high liquidity and low financial leverage. As at 30th June 2003, its ratio of net debt to shareholders' funds had improved to 10.9 per cent, compared with 15.6 per cent in the previous year. The Group's profit before interest, tax and exceptional items for the year under review was 13.2 times its net interest expenses before capitalization, versus 9.8 times last year.

A self-arranged HK$8,000 million seven-year fully-revolving syndicated loan facility with 20 reputable financial institutions has enabled the Group to lengthen the maturity of its debt and refinance short-term borrowings on more favourable terms. The Group also has substantial committed undrawn facilities, more than sufficient to meet its current funding needs and support future business expansion. All the Group's borrowings are unsecured.

The overwhelming majority of the Group's financing is in Hong Kong dollars, and hence carries very little foreign exchange risk. The Group does not enter into speculative derivative transactions and it has no off-balance-sheet or other contingent liabilities, except borrowings by joint-venture companies.

The Group has consistently earned high credit ratings; currently 'A' from Standard & Poor's and 'A3' from Moody's, the latter on a par with the Hong Kong government's sovereign rating for foreign debt.

REVIEW OF OPERATIONS | Corporate Governance and Investor Relations

The Group is committed to maintaining high standards of corporate governance in every aspect of its business, as well as effective accountability mechanisms. It ensures high transparency about its corporate strategy by disseminating the information to the investment community and proactively engaging in interactive communications with investors. Well-developed reporting and internal control systems are important to the accuracy and reliability of financial information that the Group uses internally and releases to the public.



The Group organized analyst tours of a number of new projects, including YOHO Town, to strengthen investor relations.

This commitment to the timely disclosure of relevant corporate information includes annual and interim reports and the distribution of regular press releases and periodicals such as the SHKP Quarterly, all of which are available on the Group's Internet site www.shkp.com. The Group also convenes post-results press conferences and analyst meetings, with directors and senior management present to answer questions.

As part of its efforts to strengthen close relationships with investors worldwide, the Group participated frequently in large-scale conferences and presentations. It also hosted non-deal road shows overseas in addition to regular meetings with investors, and organized property tours to various projects including YOHO Town and Two IFC.



Directors and senior management meet with analysts right after results are announced.

In recognition of its management quality, the Group has received various major awards over the years. It was ranked number one among the Best Companies in Hong Kong and Best Property Companies in Asia by Euromoney magazine in both 2002 and 2001. It was also named Best Property Company in Asia by FinanceAsia magazine in 2003.

The Group has a reputation for its leading approach to corporate governance. It was named Hong Kong's Best Property Developer for corporate governance by Euromoney magazine in 2003. Looking to the future, the Group will continue to explore new ways of enhancing relations with investors in response to their changing needs.



Customer Service



First-class customer service is one of the cornerstones of the Group's success, and it is always working to lift levels of service to new heights in all aspects of its business.

REVIEW OF OPERATIONS | Customer Service



Hong Yip Director and General Manager Alkin Kwong (left) accepts the Grand Prize in the 2002 Hong Kong Awards for Service: Productivity from former Secretary for Commerce, Industry and Technology Henry Tang.



Jimmy Wong (left), Managing Director of Kai Shing, accepts a Certificate of Merit in the 2003 HKMA Quality Awards from HKMA Chairman David Li.

The Group firmly believes that customers come first. It is always listening to its customers to find out their needs and deliver just the right service, in all aspects of its operations.

At the beginning of the SARS outbreak in Hong Kong, the Group implemented a range of preventive measures in its properties including cleaning and sterilizing air-conditioning systems, frequent sterilization of public areas and installing self-service disinfectant stations. The Group also recruited 500 anti-SARS Ambassadors to help prevent the spread of the disease. These measures were successful in restoring confidence among residents, tenants and the general public. The Group's actions won it an Anti-SARS Achievement Award from Ming Pao Daily and Radio and Television Hong Kong, and it was the only commercial entity to win in the Corporate Organization Category.

In addition to the Group's anti-SARS award, its two member property management companies also won awards: Hong Yip took the Grand Prize in the Hong Kong Productivity Council's 2002 Hong Kong Awards for Service and Kai Shing won a Certificate of Merit in the Hong Kong Management Association's 2003 Quality Awards.

The Group is committed to helping retail tenants improve their business. Its ongoing Tenant Care Programme includes various seminars on sales and



The inter-departmental handover team works constantly to improve service, setting ever-higher quality standards.

marketing, and most recently, advice on rebuilding business in the wake of SARS.

Property handover quality is another major concern for the Group. Its inter-departmental handover team has been working towards ever better service and setting stricter quality guidelines and higher standards. The Group was the first in Hong Kong to use infrared scanning of external walls to check for construction defects this year. It also pioneered moisture testing of wooden doors and floorboards and testing windows for watertightness using high-pressure hoses. The handover team reinforces communication and co-ordination between departments, and before a property is handed over, teams from customer relations and estate management collaborate to increase the quality and efficiency of the handover process.

The SHKP Club works to offer the best service to its 180,000 members. It is dedicated to two-way communications, and continues to collect people's views on its operations and the Group's properties and shopping centres via Opinion Ambassadors and the Internet. Various departments within the Group then use this information to improve their services, which ensures that the Group stays current with market trends.

The Club keeps improving. It further enhanced its web site during the year under review, adding new content such as Home Tips and a separate section for shopping privileges. Property-related services include the Club's Show Flat Preview Loyalty Scheme and other buyer incentive programmes to complement the Group's property sales.

The Internet is another vehicle the Group uses to reach out to the public and disseminate the latest corporate news and information, thus maintaining a high degree of transparency. The Group's ongoing efforts to improve the content, design and functions of its Internet site have been recognized, with the site being named best corporate site among the financial magazine Euromoney's 2002 Best Companies in Hong Kong.


新地會
SHKP CLUB
The SHKP Club is in its seventh year, with nearly 180,000 members


The Group holds regular seminars to help shopping centre tenants improve their business.

The Group's Internet site includes the SHKP Forum, an easy and convenient channel for exchanging views that enables the Group to hear what its customers are saying. The Group is still the only property developer in Hong Kong to offer such a service. A special team tracks the Forum and refers people's comments to the departments concerned. Many of the valuable comments received through the Forum have been adopted by the Group to improve the quality of its properties and services.

REVIEW OF OPERATIONS | Environmental Protection and Promotion

Protection of the environment remains a high priority for the Group in all aspects of its operations, as part of its commitment to raising the quality of life for Hong Kong people. The Group continued its SHKP Environmentally Friendly Joint Action campaign for the second consecutive year during the period under review, mobilizing residents of its properties to help the environment.

Joint Action went well in 2002, with more than one million people taking part in over 6,000 activities and seminars held in properties under the Group's management. The original waste reduction target was surpassed. The campaign adopted energy saving as its prime objective in 2003, with Group members Hong Yip and Kai Shing enlisting over 200,000 households in more than 200 estates, as well as tenants of over 200 commercial and industrial buildings and shopping centres, to take part. The ongoing campaign aims to reduce energy consumption by ten per cent.


新地環保聯合大行動2003

The Group launched a series of programmes to encourage its residents to protect the environment.



The Parcville in Yuen Long is Hong Kong's first environmentally-
... green project. Shown: Solar power

Kai Shing and Hong Yip achieved excellent results in environmentally-friendly property management. Kai Shing organized a programme called 300,000 Green Lives; a series of innovative green projects including Hong Kong's first index to monitor waste output and reduction in properties, environmentally-friendly treatment of sewage, recycling waste for sale and selling second-hand items on the Internet. Proceeds from recycling sales were donated to Oxfam Hong Kong. Hong Yip took part in a green property management scheme run by the Environmental Protection Committee and the Environmental Protection Department. About 80 staff members from 42 Hong Yip estates have been appointed Environmental Protection Ambassadors.

These concerted efforts by Kai Shing and Hong Yip won recognition from various sources. Kai Shing won three honours in the 2002 Eco-Business Awards: the overall Grand Award for Siu Lun Court, a Certificate of Merit for Green Property Management (Private Housing) for Hillsborough Court and a Certificate of Merit in the Green Office (SMEs) category for the Super e-Management Centre. Wonderland Villas under Hong Yip management won the Gold Award for Green Property Management (Private Housing). Estates run by Hong Yip and Kai Shing have also won numerous awards for cleanliness.

The year also saw completion of the Group's HK$17 million Tsing Yi Nature Trails refurbishment project. The trails now offer members of the public a scenic, natural leisure spot away from the bustling city. Further showing a commitment to protecting the environment, the Group joined the Business Environment Council, and the Group, Kai Shing and Hong Yip signed the Health Charter, pledging to work with the public and various sectors to raise hygiene standards in Hong Kong.

The SHKP Volunteer Team was established during the year under review to coordinate the volunteer efforts of SHKP staff and benefit the community. The Group is putting its expertise in construction and landscaping to use by helping create Hong Kong's first sensory garden at Haven of Hope Sunnyside School. The garden will offer the mentally-handicapped students at the school an area for therapy as well as recreation. The Group also helped the project's 'Buy a Bear to Show Your Care' charity sale, which was supported by hundreds of Volunteer Team members.

The Group offered support to many other charity events, for instance sponsoring and encouraging staff participation in the 2003 Community Chest Charity Marathon. It won the highest fund-raising honour in the Chest's Corporate Challenge for the eighth consecutive year. In addition, the Group continued funding the SHKP Fund for the Elderly, which helps needy seniors improve their standard of living.

Education is another area where the Group shows its concern. The Group donated money to the non-profit organization Summerbridge, which offers free English tuition to less affluent students, and it sponsored the American Field Service student exchange programme to allow youngsters from Hong Kong to study overseas. The Group continued to offer scholarships to MBA students at the Chinese University of Hong Kong, and maintained its support for the Northwest New Territories Elite Students Programme.

On the Mainland, the Group renewed the Sun Hung Kai Properties Award Scheme at Tsinghua University for the seventh consecutive year, to reward distinguished scholars and administrators at the university. The Group also supports other worthwhile causes on the Mainland, for example donating HK$500,000 to the Huai River Flood Relief Campaign.

Ongoing support for a wide range of community programmes and charitable causes has earned the Group and members Kai Shing and Hong Yip the honour of being named Caring Companies by the Hong Kong Council of Social Services.



The Group won the Community Chest's highest fund-raising honor for the eighth consecutive year. Shown: Group Vice Chairman & Managing Director Thomas Kwok (middle) and staff at the Corporate Challenge Charity Marathon.



The Group is helping Haven of Hope Sunnyside School build Hong Kong's first sensory garden for the mentally handicapped.

REVIEW OF RESULTS

The Group's profit attributable to shareholders for the year ended 30th June 2003 was HK$6,584 million, a decrease of HK$1,935 million compared to HK$8,519 million achieved in the previous year. The results for the year under review included a provision of HK$1,106 million for diminution in value of the Group's interest in certain property development projects and impairment provisions, made by its subsidiary, SUNeVision, of HK$252 million for its equity technology investments and HK$123 million for revaluation deficit on its properties operating as internet data centres.

The Group's turnover for the year was HK$22,945 million, down by HK$2,428 million over the previous year. The decline was mostly due to decrease of HK$3,621 million in property sales turnover.

Profit generated from property sales, including share of property sales from joint ventures, was HK$3,694 million, a decrease of HK$1,143 million compared to the previous year. While sales at Park Central Phases 1 & 2 had made a substantial contribution to the Group's property development profit, the segment results was dragged by a lack of profit contribution from the sales at Park Island Phase 1. In light of the downward adjustments of property prices during the year, the Group had made an aggregate provision of HK$1,106 million for impairment in value of certain property development projects, mainly the remaining phases of Park Island and Ocean Shores.

Gross rental income amounted to HK$5,628 million, a decrease of HK$216 million compared to the previous year. Net rental income, including share of rental income from joint ventures amounted to HK$4,100 million, down by HK$332 million over the previous year. The decline was mostly attributed to the weak office rental market with both occupancies and achieved rents below the previous year. The results was also affected by the loss of rental income as a result of disposal of two non-core investment properties during the year. The Group's retail segment, which accounted for about 57% of the total rental income, showed a steady performance over the previous year.

Operating profit from hotel operation was HK$154 million, a decrease of HK$35 million compared to the previous year. The results were adversely affected by the SARS outbreak during the last three months of the financial year, which had caused a sharp fall in occupancy rates. Since the containment of the SARS and lifting of related travel warnings, occupancies have rebounded strongly and performance is expected to improve in the coming year.

Operating profit generated from the Group's other business activities increased by HK$252 million to HK$650 million. The increase was partly due to the consolidation of the pre-tax operating profit of HK$120 million from SmarTone since it became a subsidiary of the Group in January 2003. In addition, results from property management, SUNeVision and logistics business continued to improve over the previous year.

Other revenue, comprising mainly income from investment in securities and interest income from advances to joint venture companies, amounted to HK$339 million (2002: HK$394 million). The decline was mainly due to reduced gains on disposal of marketable securities compared to the previous year.

Net finance cost for the year reduced significantly to HK$225 million from HK$566 million incurred in the previous year. This was a result of reduction in the Group's average borrowing level and the low interest rate environment

During the year, the Group disposed of its 25% equity interests in two non-core commercial complexes in the New Territories generating a capital profit of HK$305 million. It also made a profit of HK$43 million (2002: HK$48 million) from disposal of certain listed investments originally held for long-term investment purposes.

Share of pre-tax profit from associates and jointly controlled entities totalled HK$1,587 million (2002: HK$1,717 million), of which HK$565 million (2002: HK$782 million) was contributed from non-property related business. The major non-property associate is KMB which contributed a pre-tax profit of HK$398 million (2002: HK$599 million). The Group had recognized, under equity accounting, its 30% attributable share of pre-tax profit of HK$84 million (2002: HK$35 million) from SmarTone up to January 2003. Since then, the results of SmarTone was fully consolidated in the Group's profit and loss account.

FINANCIAL RESOURCES AND LIQUIDITY

(a) Net debt and gearing

As at 30th June 2003, the Group's total shareholders' funds totalled HK$121,721 million against HK$128,598 million at the previous year end. The decrease was mainly caused by the downward revaluation of HK$7,931 million of the Group's investment property portfolio.

The Group's financial position remains strong with a lower debt leverage and higher interest cover compared to the previous year. Gearing ratio at 30th June 2003, calculated on the basis of net debt to shareholders' funds, reduced to 10.9% from 15.6% at 30th June 2002. Interest cover, measured by the ratio of profit from operations to total net interest expenses including those capitalized, increased significantly to 13.2 times from 9.8 times for the previous year.

At 30th June 2003, the Group's gross borrowings totalled HK$22,127 million. Net debt, after deducting cash and bank deposits of HK$8,891 million, amounted to HK$13,236 million. The maturity profile of the Group's gross borrowings is set out as follows:

	30th June 2003 HK$ Million	30th June 2002 HK$ Million
Repayable:		
Within one year	**934**	3,828
After one year but within two years	**1,745**	6,277
After two years but within five years	**6,914**	8,335
After five years	**12,534**	9,889
Total borrowings	**22,127**	28,329
Cash and bank deposits	**8,891**	8,272
Net debt	**13,236**	20,057

In addition, the Group has secured substantial committed and undrawn banking facilities, all of which are unsecured and mostly arranged on a medium to long term basis, which helps minimize the refinancing risk of its debts and provides the Group with strong financing flexibility.

With substantial committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to satisfy its capital commitments and ongoing working capital requirements.

(b) Treasury policies

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30th June 2003, about 98% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 2% through operating subsidiaries.

The Group adopts a conservative policy on foreign exchange risk management. As at 30th June 2003, about 94% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars mainly for the purpose of funding property projects in the Mainland. With its assets, liabilities and operational cash flows primarily denominated in Hong Kong dollars, the Group has no significant exposure to foreign exchange rate fluctuations.

The Group's borrowings are principally arranged on a floating rate basis in view of the present low interest rate environment. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30th June 2003, the Group had total outstanding interest rate swaps (to swap into floating rate debt) in the amount of HK$3,050 million and currency swaps (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Net Debt to Shareholders' Funds Ratio


Percentage
25
20
15
10
5
0
11.7
14.5
15.5
15.6
10.9
1999
2000
2001
2002
2003

Net Debt


HK$ million
25,000
20,000
15,000
10,000
5,000
0
12,786
17,975
19,931
20,057
13,236
1999
2000
2001
2002
2003

Debt Maturity Profile

As at 30th June 2003


57%
31%
4%
8%
Over 5 years
2 – 5 years
1 – 2 years
Within 1 year

ACQUISITION OF SUBSIDIARIES

In January 2003, the Group acquired an additional 21% interest in SmarTone at HK$8.5 per share, as a result of a Mandatory General Offer triggered by the Group electing to receive SmarTone's scrip dividend. A total sum of HK$1,051 million was paid by the Group for the general offer, raising its total interest in SmarTone to 51%. The Group has fully consolidated the results of SmarTone since it became the Group's subsidiary in January 2003. Profit contribution from SmarTone from January 2003 to 30th June 2003 consolidated in the Group's profit and loss account is analysed as follows:-

	HK$ Million
Turnover	1,095
Cost of sales and operating expenses	(740)
	355
Selling and marketing expenses	(154)
Administrative expenses	(81)
Profit from operations	120
Other revenue	7
Interest income	16
Share of loss of an associate	(17)
Net profit	126
Minority interest	(64)
Profit attributable to shareholders	62

CHARGE OF ASSETS

As at 30th June 2003, certain bank deposits of Group's subsidiary, SmarTone, with the aggregate amount of HK$392 million were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

CONTINGENT LIABILITIES

As at 30th June 2003, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,021 million (2002: HK$3,789 million).

GROUP FINANCIAL SUMMARY

For the year ended 30th June	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	**2003 HK$M**
Turnover	23,404	25,826	17,701	25,373	**22,945**
Profit from operations	10,159	8,340	8,329	8,615	**6,038**
Profit attributable to shareholders	9,278	10,822	8,330	8,519	**6,584**
	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	3.87	4.51	3.47	3.55	**2.74**
Dividends per share	1.55	1.75	1.55	1.55	**1.60**
Special cash dividends per share	–	–	–	0.60	**–**
Total dividends per share	1.55	1.75	1.55	2.15	**1.60**
Shareholders' funds at book value per share	45.45	51.56	53.48	53.56	**50.70**

Financial ratios					
Net debt to shareholders' funds (%)					
Net debt / Shareholders' funds	11.7	14.5	15.5	15.6	**10.9**
Interest cover (times)					
Profit from operations / Net interest expenses before capitalization	5.4	6.7	4.8	9.8	**13.2**

As at 30th June	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	**2003 HK$M**
Fixed assets	77,915	86,291	94,698	90,989	**86,322**
Associates and jointly controlled entities	22,296	23,872	25,072	24,952	**22,823**
Long-term Investments and loans	3,815	3,836	3,714	4,661	**6,716**
Land pending development	15,137	18,908	17,324	13,257	**11,661**
Net current assets	7,191	16,294	13,205	20,816	**19,455**
Long-term liabilities	(16,253)	(23,805)	(23,995)	(24,501)	**(21,193)**
Minority interests	(967)	(1,611)	(1,610)	(1,576)	**(4,063)**
	109,134	123,785	128,408	128,598	**121,721**
Share capital	1,201	1,201	1,201	1,201	**1,201**
Share premium and reserves	107,933	122,584	127,207	127,397	**120,520**
Shareholders' funds	109,134	123,785	128,408	128,598	**121,721**

The directors present their report for the year ended 30th June 2003:

PRINCIPAL ACTIVITIES

The principal activity of the Company continues to be holding investments in various subsidiaries.

The principal activities of the Group continue to be the development of and investment in properties for sale and rent. Ancillary and supporting businesses, which are described under subsidiaries on pages 138 to 142, are integrated with the main business of the Group. Turnover and contributions to operating profit from overseas activities are immaterial. A segmented analysis of turnover and contributions to operating profit for the Group (excluding jointly controlled entities and associates) is set out below:

	Turnover		Profit from Operations before Finance Cost	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Property				
Property sales	**12,543**	16,164	**2,769**	4,044
Rental income	**5,175**	5,336	**3,857**	4,087
	17,718	21,500	**6,626**	8,131
Hotel operation	**510**	561	**154**	189
Other business activities	**4,717**	3,312	**650**	398
	22,945	25,373	**7,430**	8,718
Other revenue			**339**	394
Unallocated administrative expenses			**(502)**	(497)
Profit from operations before impairment of properties			**7,267**	8,615
Impairment of properties			**(1,229)**	–
Profit from operations			**6,038**	8,615

GROUP PROFITS

Profit after taxation, including share of profit from jointly controlled entities and associates, amounted to HK$6,577 million (2002: HK$8,455 million). After taking minority interests into account, profit attributable to shareholders was HK$6,584 million (2002: HK$8,519 million).

DIVIDENDS

An interim dividend of HK$0.60 per share (2002: HK$0.55) was paid on 8th April 2003. The directors recommend a final dividend of HK$1.00 per share (2002: HK$1.00), making a total dividend of HK$1.60 per share for the full year ended 30th June 2003 (2002: HK$1.55 excluding last year's 30th anniversary special cash dividend of HK$0.60 per share).

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not redeem any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's ordinary shares during the year.

SHARE PREMIUM AND RESERVES

Movements in the share premium and reserves of the Company and the Group during the year are shown in note 28 to the financial statements.

FIXED ASSETS

Movements of fixed assets during the year are shown in note 13 to the financial statements.

GROUP FINANCIAL SUMMARY

The results, assets and liabilities of the Group for the last five years are summarized on page 76.

PROPERTIES

Particulars of major investment properties held by the Group are set out on pages 40 to 41.

DIRECTORS

The list of directors is set out on page 4 of the report and their particulars are set out on pages 93 to 97. All directors, other than Mr So Hing-woh, Victor who was appointed as an executive director on 2 October 2002, held office for the whole year. In accordance with Article 95 of the Company's Articles of Association, the new director, Mr So Hing-woh, Victor, will retire at the forthcoming Annual General Meeting and, being eligible, would offer himself for re-election. In accordance with Article 104(A) of the Company's Articles of Association, Messrs. Lo Chiu-chun, Clement, Law King-wan, Chan Kai-ming and Kwong Chun would retire by rotation at the forthcoming Annual General Meeting and, being eligible, would offer themselves for re-election. None of the directors proposed for re-election has a service agreement with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30th June 2003, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under and within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Child under 18 or spouse	Corporate	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,078,322,522[1]	–	–	75,000	1,078,397,522	44.91
Lee Shau-kee	486,340	–	–	343,000[2]	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	1,076,372,214[1]	304,065	–	75,000	1,078,652,560	44.92
Kwok Ping-luen, Raymond	–	1,079,515,895[1]	–	–	75,000	1,079,590,895	44.96
Kwan Cheuk-yin, William	200,000	–	–	–	–	200,000	0
Lo Chiu-chun, Clement	137,273	–	62,117	–	–	199,390	0
Law King-wan	20,000	–	70,267	–	–	90,267	0
Chan Kai-ming	41,186	–	–	–	75,000	116,186	0
Chan Kui-yuen, Thomas	–	–	66,000	126,500	225,000	417,500	0.01
Kwong Chun	702,722	–	339,358	–	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	–	–	–	225,000	295,904	0.01
Wong Chik-wing, Mike	150,999	–	–	–	225,000	375,999	0.01
Woo Ka Biu, Jackson *(Alternate Director to Woo Po-shing)*	–	–	1,000	–	–	1,000	0

Notes: *1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.*

2. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.49% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 65.19% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkin, Rimmer and Riddick were owned by Dr Lee Shau Kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of SUNeVision Holdings Ltd.:

Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000 *	595,000	1,665,000	0.08
Kwok Ping-kwong, Thomas	–	1,070,000 *	595,000	1,665,000	0.08
Kwok Ping-luen, Raymond	–	1,742,500 *	1,105,000	2,847,500	0.14
Kwan Cheuk-yin, William	884	–	–	884	0
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	690,000	690,000	0.03
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	540,000	640,000	0.03
Wong Chik-wing, Mike	109,000	–	–	109,000	0

*** Note:** *Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.*

3. Long positions in shares and underlying shares of other Associated Corporations:

(a) SmarTone Telecommunications Holdings Limited:

Name of Director	Interests as discretionary trust founder & trust beneficiary	% of shares in issue
Kwok Ping-luen, Raymond	698,767	0.11

(b) The Kowloon Motor Bus Holdings Limited:

Name of Director	Beneficial owner	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

(c) Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Beneficial owner	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Superindo Company Limited	10	–	–	–	10
Super Fly Company Limited	10	–	–	–	10
Splendid Kai Limited	–	2,500 *	25	1,500	15
Hung Carom Company Limited	–	25 *	25	15	15
Tinyau Company Limited	–	1 *	50	1	50
Open Step Limited	–	8 *	80	4	40

*** Note:** *Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.*

(d) Dr. Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issued
Anbok Limited	2 [2]	50
Billion Ventures Limited	1 [3]	50
Central Waterfront Construction Company Limited	1 [4]	50
Central Waterfront Property Holdings Limited	95 [5]	95
Central Waterfront Property Investment Holdings Limited	50 [6]	50
CWP Limited	1 [7]	50
Daily Win Development Limited	100 [8]	25
E Man - Sanfield JV Construction Company Limited	1 [9]	50
Everise (H.K.) Limited	1 [10]	50
Fullwise Finance Limited	2 [11]	50
Jade Land Resources Limited	1 [12]	25
Karnold Way Limited	2,459 [13]	24.59
Maxfine Development Limited	3,050 [14]	33.33
New Treasure Development Limited	1 [15]	25
Royal Peninsula Management Service Company Limited	1 [16]	50
Special Concept Development Limited	1 [17]	25
Star Play Development Limited	1 [18]	33.33
Successful Finance Limited	1 [19]	50
Teamfield Property Limited	4,918 [20]	49.18
Topcycle Construction Company Limited	1 [21]	50
Topcycle Development Limited	1 [22]	50
Topcycle Project Management Limited	1 [23]	50
World Space Investment Limited	4,918 [24]	49.18

*** Note:**

1. *Dr Lee Shau-kee had a indirect interest of 65.19% in Henderson Land Development Company Limited. Henderson Land Development Company Limited was 65.19% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkin, Rimmer and Riddick were owned by Dr Lee Shau Kee. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited by virtue of the SFO.*

2. *Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

3. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

4. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

5. *Dr Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

6. *Dr Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

7. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned held by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

8. *Dr Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned held by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

9. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned held by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

10. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned held by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

11. *Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

12. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned held by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

13. *Dr Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

14. *Dr Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 65.45% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

15. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

16. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

17. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

18. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

19. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

20. *Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

21. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

22. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

23. *Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

24. *Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Limited. Dr Lee Shau Kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.*

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 30th June 2003, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. All options granted and accepted can still be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

The following shows the outstanding positions of the directors and the chief executive as at 30 June 2003 with respect to their share options granted under the Old Scheme:

			Number of share options					
Name of Director	**Date of grant**	**Exercise price H.K.$**	**Balance as at 1.7.2002**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.06.2003**	
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	75,000	–	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Law King-wan	16.7.2001	70.00	75,000	–	–	75,000		–

A summary of the movements during the year ended 30 June 2003 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	**Exercise price H.K.$**	**Balance as at 1.7.2002**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.06.2003**	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,446,000	–	–	36,000	1,140,000	1,770,000

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Major terms of share option schemes of the Company

The major terms of the Old Scheme and the New Scheme (together as "the Schemes"), in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purposes of the Schemes are to provide incentives to the participants.

2. The participants of the Schemes are employees including the executive directors of the Company and its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the Schemes must not in aggregate exceed 10% of the issued share capital of the Company at the date of approval of the New Scheme or 30% of the issued share capital of the Company from time to time. No options may be granted under the Schemes if this will result in such limit exceeded. As at 25 September 2003, the number of shares available for issue in respect thereof is 240,090,736 shares.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme.

   Pursuant to the New Scheme, the total number of shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) granted in 12-month period to each participant must not exceed 1% of the shares of the Company in issue.

5. The exercise period of any option granted under the Old Scheme must not be more than 5 years commencing on the date of grant. The exercise period of any option granted under the New Scheme shall be determined by the Board but such period must not exceed 10 years from the date of grant of the relevant option.

6. No option can be exercised during the first year of the exercise period under the Old Scheme. Pursuant to the New Scheme, the Board has the authority to determine the minimum period for which an option must be held before it can vest, the New Scheme itself does not specify any minimum holding period.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from each grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the Schemes shall be the highest of:
   - the closing price of the shares as stated in the daily quotations sheet of The Stock Exchange on the date on which an offer is made to a participate, which must be a business day;
   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
   - the nominal value of the shares of the Company.

9. The Old Scheme and the New Scheme shall be valid and effective till 19 November 2007 and 4 December 2012 respectively.

2. Share Option Schemes of Subsidiaries

a. Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"). Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 31 December 2000;

(ii) a further one third of the options within three years commencing on 31 December 2001;

(iii) the remaining one third of the options within three years commencing on 31 December 2002; and.

(iv) the options will expire on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 15 November 2001;

(ii) a further one third of the options within three years commencing on 15 November 2002;

(iii) the remaining one third of the options within three years commencing on 15 November 2003; and

(iv) the options will expire on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20 March 2002;

(ii) a further one third of the options within three years commencing on 20 March 2003;

(iii) the remaining one third of the options within three years commencing on 20 March 2004; and

(iv) the options will expire on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 8 July 2003;

(ii) a further one third of the options within three years commencing on 8 July 2004; and

(iii) the remaining one third of the options within three years commencing on 8 July 2005.

(iv) the options will expire on 7 July 2008.

The following shows the outstanding positions of the directors and chief executive of the Company as at 30 June 2003 with respect to their SeV Pre-IPO Share Options:

			Number of share options					
Name of Director	Date of grant	Exercise price H.K.$	Balance as at 1.7.2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 30.06.2003	
Kwok Ping-sheung, Walter	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
Kwok Ping-kwong, Thomas	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
Kwok Ping-luen, Raymond	28.3.2000	10.38	755,000	–	–	–	755,000	
	7.4.2001	2.34	350,000		–	–	350,000	1,105,000
Chan Kui-yuen, Thomas	28.3.2000	10.38	510,000	–	–	–	510,000	
	7.4.2001	2.34	180,000		–	–	180,000	690,000
Wong Yick- Kam, Michael	28.3.2000	10.38	360,000	–	–	–	360,000	
	7.4.2001	2.34	180,000		–	–	180,000	540,000

A summary of the movements during the year ended 30 June 2003 of the SeV Pre-IPO Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price H.K.$	Balance as at 1.7.2002	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 30.06.2003	
28.3.2000	10.380	2,580,000	–	–	260,000	2,320,000	
30.11.2000	3.885	687,500	–	–	–	687,500	
7.4.2001	2.340	1,305,000	–	–	135,000	1,170,000	
8.7.2002	1.430	–	750,000	–	–	750,000	4,927,500

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

b. Valuation of the SeV Pre-IPO Share Options

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SeV Pre-IPO Share Options granted during the year ended 30 June 2003 is as follows:

Name of Participants	Number of Options granted on 8.7.2002	Option Value as at 8.7.2002 H.K.$	Option Value as at 30.06.2003 H.K.$
Aggregate total of Employees of the Company	750,000	691,865.25	486,664.50

The closing price of the share of SUNeVision immediately before the date on which such SeV Pre-IPO Share Options were granted was HK$1.44 (as of 5 July 2002).

According to the Black-Scholes model*, the total value of the SeV Pre-IPO Share Options granted on 8 July 2002 was estimated at HK$691,865.25 with the following variables and assumptions:

1. *Risk Free Rate*

   4.446%, being the approximate yield of 5-year Exchange Fund Note traded on 8 July 2002.

2. *Expected Volatility*

   56.80%, being the annualized volatility of the closing price of the shares of SUNeVision from 8 July 2001 to 7 July 2002.

3. *Expected Dividend*

   (i) Yield: 0%, being 2002 prospective dividend yield of the shares of SUNeVision.

   (ii) Growth Rate: 0% p.a., being 5-year historical dividend growth rate of SUNeVision.

4. *Expected Life of such SeV Pre-IPO Share Options is 7.6 years with the following assumptions:*

   (i) There is no material difference between the expected volatility over the whole life of such SeV Pre-IPO Share Options and the historical volatility of the shares of SUNeVision over the period from 8 July 2001 to 7 July 2002.

   (ii) There is no material difference between the dividend growth rate over the whole life of such Pre-IPO Share Options and the historical dividend growth rate of SUNeVision over the previous 5 years.

According to the Black-Scholes model*, the total value of the SeV Pre-IPO Share Options granted on 8 July 2002 was estimated at HK$486,664.50 as at 30 June 2003 with the following variables and assumptions:-

1. *Risk Free Rate*

   2.668%, being the approximate yield of 5-year Exchange Fund Note traded on 30 June 2003.

2. *Expected Volatility*

   48.09%, being the annualized volatility of the closing price of the shares of SUNeVision from 1 July 2002 to 30 June 2003.

3. *Expected Dividend*

   (i) Yield: 0%, being 2002 prospective dividend yield of the share of SUNeVision.

   (ii) Growth Rate: 0% p.a., being 5-year historical dividend growth rate of SUNeVision.

4. *Expected Life of such SeV Pre-IPO Share Options is 6.7 years with the following assumptions:*

   (i) There is no material difference between the expected volatility over the whole life of such SeV Pre-IPO Share Options and the historical volatility of the shares of SUNeVision over the period from 1 July 2002 to 30 June 2003.

   (ii) There is no material difference between the dividend growth rate over the whole life of such Pre-IPO Share Options and the historical dividend growth rate of SUNeVision over the previous 5 years.

All the options forfeited before expiry of the SeV Pre-IPO Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the SeV Pre-IPO Share Options.

Note: *The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.*

c. New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules"). No option shares have been granted under the New SeV Share Option Scheme to any person since its adoption as required to be disclosed under the Listing Rules.

d. Share Option Scheme of iAdvantage Limited

The Company operates another share option scheme which was approved for iAdvantage Limited ("iAdvantage Share Option Scheme"), a subsidiary of the Company. No option shares for iAdvantage Limited ("iAdvantage") have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

e. Major terms of share option schemes of the subsidiaries

The major terms of SeV Pre-IPO Share Option Scheme, SeV New Share Option Scheme and iAdvantage Share Option Scheme (together as "the SeV Schemes"), in conjunction with the requirements of Chapter 23 of the GEM Listing Rules, are as follows:

1. The purposes of the SeV Schemes are to provide incentives to their respective participants.

2. The participants of the SeV New Share Option Scheme include (i) executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the SUNeVision Group; (ii) any consultants, professional and other advisers to each member of the SUNeVision Group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders of SUNeVision; (iv) any associates of a director, chief executive or substantial shareholder of SUNeVision; and (v) any employees of substantial shareholder of SUNeVision, as absolutely determined by the Board.

   The participants of the SeV Pre-IPO Share Option Scheme include full-time employee of SUNeVision or its subsidiaries including executive directors of SUNeVision or its subsidiaries.

   The participants of the iAdvantage Share Option Scheme include full-time employee of iAdvantage or its subsidiaries including executive directors of iAdvantage or its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the SeV Pre-IPO Share Option Scheme and SeV New Share Option Scheme shall not in aggregate exceed 10% of the total number of shares in issue as at the date of the approval of the SeV New Share Option Scheme. As at 5 December 2002, the number of share available for issue in respect thereof was 202,619,750. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SeV Pre-IPO Share Option Scheme and SeV New Share Option Scheme must not exceed 30% of the shares in issue from time to time (or such higher percentage as may be allowed under the GEM Listing Rules). As at 25 September 2003, the number of shares available for issue in respect thereof was 202,619,750.

   The maximum number of shares in respect of which options may be granted under the iAdvantage Share Option Scheme must not exceed 10% of the total number of shares of of iAdvantage in issue from time to time. The issued share capital of iAdvantage as at 25 September 2003 is HK$4. No option shares for the iAdvantage Share Option Scheme have been granted to any person since its adoption.

4. Pursuant to SeV New Share Option Scheme, the total number of Shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding Options) in any 12-month period shall not exceed 1% of the total number of shares in issue. As at 25 September 2003, the total number of Shares in issue was 2,026,197,500.

   Pursuant to SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme, no participant shall be granted an option which, if exercised in full, would result in such participants' maximum entitlement to exceed 25% of the aggregate number of the shares for the time being issued and issuable under the respective scheme.

5. An option granted under the SeV New Share Option Scheme may be exercised at any time during the option period after the option has been granted by the Board. An option period is a period to be determined by the Board at its absolute dissolute discretion and notified by the Board to each grantee as being the period during which an option may be exercised, such period to expire not later than 10 years after the date of the grant of the option.

   The exercise period of any option granted under the SeV Pre-IPO Share Option Scheme must not be less than three years to be notified by the Board of SUNeVision to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

   The exercise period of any option granted under the iAdvantage Share Option Scheme must not be less than three years to be notified by the Board of iAdvantage to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

6. Pursuant to each of the SeV New Share Option Scheme, there is neither any performance targets that need to be achieved by the grantee before an option can be exercised nor any minimum period for which an option must be held before the option can be exercised.

   Pursuant to each of the SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme, an option may be exercised in accordance with the terms of the respective Scheme at any time during a period to be notified by the respective Board to each grantee.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to each of the SeV New Share Option Scheme and the SeV Pre-IPO Share Option Scheme shall be the highest of:

   - the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date on which an offer is made to a participant, which must be a business day;
   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
   - the nominal value of the shares of the respective company.

   The exercise price of an option to subscribe for shares granted pursuant to the iAdvantage Share Option Scheme shall be determined by the Board and notified to the grantee and shall not be less than the nominal value of the shares of iAdvantage provided that in the case of a grantee which is a director of any holding company of iAdvantage which is also listed on the GEM or the Main Board or his or her associate, the subscription price shall be determined on a fair and reasonable basis and not to be less than the latest audited net tangible assets per share of iAdvantage.

9. The SeV New Share Option Scheme shall be valid and effective till 3 December 2012. Both the SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme shall be valid and effective till 28 February 2010.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than the share option schemes as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company to acquire benefits by means of the acquisition of shares in or debenture of the Company or of any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30th June 2003, the long positions of every person, other than a director or the chief executive of the Company, who had an interest in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Other nature	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,070,254,447	772,601	8,000,000	1,079,027,048 *	44.94

* **Note:** *Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,338,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".*

INTERESTS OF OTHER PERSONS

During the year, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

BANK AND OTHER BORROWINGS

Details of bank borrowings are set out in notes 22 and 24 to the financial statements on pages 128 and 129.

INTEREST CAPITALIZED

Interest capitalized during the year amounted to HK$233 million (2002: HK$317 million).

CHARITABLE DONATIONS

HK$70 million was donated during the year (2002: HK$68 million).

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

The interests of directors of the Company in competing businesses that are required to be disclosed pursuant to Rule 8.10 of the Listing Rules are as follows:

Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond are brothers (collectively "the Kwok Brothers") within a family whose businesses consist of property development and investment in Hong Kong through companies in which they have maintained certain personal and deemed interests. As such, they are regarded as being interested in such competing businesses ("Excluded Businesses") with the Company and its subsidiaries ("the Group"). However, when compared with the dominance and size of operations of the Group, such Excluded Businesses are immaterial. Since the Group does not have property developments and investments in locations other than in Hong Kong and Mainland China and the Kwok family does not have such business in the Mainland, the Kwok Brothers are therefore not regarded to be interested in such Excluded Businesses of the Group in the Mainland.

Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond are directors of The Kowloon Motor Bus Holdings Limited in which the Group has a substantial interest, which businesses consist of property development and investment. In this regard, each of them is regarded to be interested in such Excluded Businesses with the Group.

Dr. Lee Shau-kee is the Chairman and Managing Director of Henderson Land Development Co. Limited and Henderson Investment Limited. He is also Chairman of Henderson China Holdings Limited, a director of The Miramar Hotel and Investment Co. Limited, The Hong Kong and China Gas Company Limited and certain subsidiaries of the aforementioned listed companies. In addition to his being a director, Dr. Lee has maintained certain personal and deemed interests in some of these companies, which businesses consist of property development and investment, property management, infrastructure, internet and telecommunication services, which constitute Excluded Businesses of the Group. Dr. Lee is a non-executive director of the Company, who is not involved in the daily management of the Group.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are non-executive directors of USI Holdings Limited and Mr Wong Yick-kam, Michael also acts as alternate director to Mr Kwok Ping-luen, Raymond. The Group has a substantial interest in the company, which businesses consist of property development and investment, and therefore each of them is regarded to be interested in such Excluded Businesses with the Group.

Other than the family businesses of the Kwok Brothers, the above-mentioned Excluded Businesses are managed by separate publicly listed companies with independent management and administration. In this respect, coupled with diligence of its independent non-executive directors and the Audit Committee, the Group is capable of carrying on its businesses independent of, and at arms length from, the Excluded Businesses mentioned above.

CONNECTED TRANSACTIONS

1. One 14 September 2001, the Company provided a guarantee ("the Guarantee") in favour of a financial institution in the amount of 75/95 (approximately 78.95%) for Shanghai Central Plaza Property Co., Ltd. ("the Borrower") to discharge its obligation and liabilities under a US$ loan facility of US$50,000,000 ("the USD Loan Facility") and a Renminbi loan facility of RMB82,800,000 ("the RMB Loan Facility"). The drawdown period of the USD Loan Facility expired on 11 March 2002 and the drawdown period of the RMB Loan Facility will expire on 11 March 2004. The Borrower is a Cooperative Joint Venture in which the Company has an effective holding of 75%.

   The other two ultimate shareholders of the Borrower, namely, Recosia Pte Ltd. ("Recosia") and Wing Tai Holdings Ltd. ("Wing Tai") has respectively provided guarantee for 15/95 (approximately 15.79%) and 5/95 (approximately 5.26%) of the Borrower's indebtedness. In view of the foreign exchange restrictions in the PRC, the giving of guarantee by 上海復興建設發展有限公司 ("the Chinese Party"), being the remaining 5% equity holder of the Borrower, in respect of a loan in foreign currency would not be approved. The Company, Recosia and Wing Tai, therefore have provided guarantees on behalf of the Chinese Party in the aforesaid manner.

   In view of the above, the granting of the Guarantee by the Company constituted a connected transaction under Rule 14.25(2)(a) of the Listing Rules.

   As at 30 June 2003, the outstanding loan balance of the USD Loan Facility was US$38,900,000 and there was no outstanding loan balance in respect of the RMB Loan Facility.

2. On 16 December 2002, the Company provided a guarantee ("the Guarantee") in favour of a financial institution for Shanghai Xin Zong Hui Property Company Limited ("the Borrower") to discharge its obligation and liabilities under a US$ revolving loan facility of US$10,000,000 ("the Loan Facility") which will expire on 11 December 2004. The Borrower is an Equity Joint Venture in which the Company has an effective holding of 66.46%.

   In view of the above, the granting of the Guarantee by the Company constituted a connected transaction under Rule 14.25(2)(a) of the Listing Rules.

   As at 30 June 2003, there was no outstanding loan balance in respect of the Loan Facility.

INTEREST IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, less than 30 per cent of the Group's sales and less than 30 per cent of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

AUDITORS

The retiring auditors, Messrs. Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to re-appoint them and to authorize the directors to fix their remuneration.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Mr. William Kwan Cheuk-yin (Chairman), Sir Sze-yuen Chung and Mr. Clement Lo Chiu-chun, met twice in the year.

During the meetings, the Committee reviewed and made recommendations on the improvement of the Company's financial reporting process and internal controls.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the accounting period covered by this annual report.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 25th September 2003

KWOK Ping-sheung, Walter

Msc (Lond), DIC, MICE, JP

Chairman & Chief Executive (Age: 52)

Mr. Kwok has been with the Group for 29 years. He holds a Master of Science degree in Civil Engineering from Imperial College, University of London, and is a Member of the Institute of Civil Engineers. He is an Executive Director of SUNeVision Holdings Ltd. and a Director of The Kowloon Motor Bus Holdings Limited, Wilson Parking (HK) Ltd. and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Chairman of the Former Directors Committee of the Hong Kong Community Chest, Board Member of the Lord Wilson Heritage Trust, a Member of the Young Presidents' Organization (China Chapter) and a Member of the Hong Kong & China Committee of the Pacific Basin Economic Council. He is also a Member of MBA Programmes Committee of The Chinese University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the elder brother of Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond.

Dr. LEE Shau-kee

DBA(Hon), DSSc(Hon), LLD(Hon)

Non-Executive Director

Vice Chairman (Age: 74)

Dr. Lee has been a Non-Executive Director of the Company for the last 31 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. He has been engaged in property development in Hong Kong for more than 47 years. He is also Chairman of Henderson Cyber Ltd., The Hong Kong and China Gas Company Ltd. and Miramar Hotel and Investment Company, Ltd. as well as a Director of Henderson China Holdings Ltd., Hong Kong Ferry (Holdings) Company Ltd. and The Bank of East Asia, Limited.

KWOK Ping-kwong, Thomas

MSc (Bus Adm), BSc (Eng), FCPA, JP

Vice Chairman & Managing Director (Age: 51)

Mr. Kwok is Vice Chairman & Managing Director of Sun Hung Kai Properties Limited, and has been with the Group for 26 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

He is Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Provisional Construction Industry Co-ordination Board and Council for Sustainable Development.

In the past he served as a Member of the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board and the General Chamber of Commerce Industrial Affairs Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong, as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

KWOK Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA

Vice Chairman & Managing Director (Age: 50)

Mr. Kwok has been with the Group for 25 years. He holds a Master of Arts degree in Law from Cambridge University, a Master's degree in Business Administration from Harvard University and an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong. He is Chairman and Chief Executive Officer of SUNeVision Holdings Ltd., Chairman of SmarTone Telecommunications Holdings Limited and a Director of The Kowloon Motor Bus Holdings Limited, Route 3 (CPS) Company Limited and Airport Freight Forwarding Centre Company Limited.

In civic activities, Mr. Kwok is a Non-Executive Director of the Securities and Futures Commission, a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council, Vice-Chairman of the Council of The Chinese University of Hong Kong. He is also Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust. Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

The Hon Sir Sze-yuen CHUNG

GBM, GBE, PhD, FREng, JP

Independent Non-Executive Director (Age: 85)

Sir Sze-yuen Chung is Chairman and Non-Executive Director of The Kowloon Motor Bus Holdings Limited. He is also Director of CLP Holdings Limited and Pro-Chancellor of Hong Kong University of Science & Technology. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and Convenor of HKSAR Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He established Hong Kong Polytechnic in 1972, City Polytechnic in 1984, Hong Kong University of Science & Technology in 1991 and Hospital Authority in 1990. He was deeply involved in the Sino-British Negotiation on Hong Kong's future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1994-97).

Sir Po-shing WOO

Hon.LLD., FCIArb, F.I.Mgt., FInstD

Independent Non-Executive Director (Age: 74)

Sir Po-shing Woo has been a Non-Executive Director of the Company since 1972. He is a solicitor and a consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries, a Director of Henderson Development Ltd., Henderson Land Development Co., Ltd. and Henderson Investment Ltd. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at City University.

Dr. FUNG Kwok-king, Victor

BSc, MSc, PhD

Independent Non-Executive Director (Age: 58)

Dr. Victor Fung was appointed as an Independent Non-Executive Director in May 1999. Dr. Fung is Chairman of the Li & Fung Group, the Airport Authority and The Hong Kong University Council, a Non-Executive Director of BOC Hong Kong (Holdings) Ltd., PCCW Limited, Kerry Properties Ltd. and Orient Overseas (International) Ltd. and Director of a number of other companies. He holds a Bachelor and a Master Degree from the Massachusetts Institute of Technology, a Doctorate from Harvard University.

KWAN Cheuk-yin, William

LLB

Independent Non-Executive Director (Age: 69)

Mr. William Kwan was appointed as an Independent Non-Executive Director in July 1999. As a Senior Partner with the Solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 41 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Legal Advisor of the South China Athletic Association and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong '94, '97 and 2001 Stamp Exhibitions. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of both King's College and the Institute of Arbitrators.

LO Chiu-chun, Clement

Non-Executive Director (Age: 73)

Mr. Lo was an Executive Director of the Company and the Company Secretary of the Group for 28 years before he resigned from both positions in early 1998. Mr. Lo has been in the property development industry since 1960s.

LAW King-wan

Non-Executive Director (Age: 67)

Mr. Law was an Executive Director of the Company. He headed the Sales Department of the Group for 32 years before he retired at end of September 2001. He is a Standing Committee Member of the Chinese General Chamber of Commerce, Founding President of the Hong Kong Institute of Real Estate Administration and President of the Shun Tak Fraternal Association.

CHAN Kai-ming

CEng, FIStructE, MICE

Executive Director (Age: 71)

Mr. Chan has been an Executive Director since 1981. Mr. Chan also served as an appointed Member of the District Board of Shatin for three years from 1985.

CHAN Kui-yuen, Thomas

B Comm

Executive Director (Age: 57)

Mr. Chan graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd.

KWONG Chun

Executive Director (Age: 74)

Mr. Kwong graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Ltd. He was transferred to Sun Hung Kai Enterprises Ltd. in 1963. In 1972, Sun Hung Kai Properties Ltd. became a listed company and he has worked for it ever since. He was appointed an Executive Director in 1992.

WONG Yick-kam, Michael

BBA, MBA

Executive Director (Age: 51)

Mr. Wong has been with the Group for 22 years. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong. He was appointed an Executive Director in 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited. He is also an Executive Director of SUNeVision Holdings Ltd. and a Non-Executive Director of SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

WONG Chik-wing, Mike

FHKIS, Registered Professional Surveyor (BS)

Executive Director (Age: 47)

Mr. Wong graduated from the Hong Kong Polytechnic with distinction. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director in 1996. He is currently responsible for project management matters of the Group's development projects.

SO Hing-woh, Victor

MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP

Executive Director (Age: 57)

Mr. Victor So was appointed as an Executive Director of the Company in October 2002. Mr. So is in charge of the Group's property business in Shanghai and Southern China as well as the leasing of the Group's office premises in Hong Kong.

Prior to joining the Group, Mr. So was the Executive Director of Hong Kong Housing Society and had held senior positions in other private and public organizations. In terms of community services, Mr. So is currently Member of the Kowloon-Canton Railway Corporation Managing Board, Corruption Prevention Advisory Committee and Infrastructure Development Advisory Committee of Trade Development Council. Previously, he had also served on the Long Term Housing Strategy Advisory Committee, Hong Kong Housing Authority and Town Planning Board as Member.

Mr. So holds a Master's degree in Business Administration from The Chinese University of Hong Kong. He is a Registered Professional Housing Manager, Fellow Member of the Royal Institution of Chartered Surveyors, Chartered Institute of Housing, Hong Kong Institute of Surveyors and Hong Kong Institute of Housing.

WOO Ka-biu, Jackson

MA (Oxon)

Alternate Director to Sir Po-shing Woo (Age: 41)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is also a Director of N. M. Rothschild & Sons (Hong Kong) Limited. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant to the firm. He is an Independent Non-Executive Director of Henderson Cyber Ltd. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, an Independent Non-Executive Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. Mr. Woo is the son of Sir Po-shing Woo.

ORGANIZATION CHART AND SENIOR EXECUTIVES


Chairman & Chief Executive
Kwok Ping-sheung, Walter
(1)
Vice Chairman & Managing Director
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Architectural & Engineering
Executive Director
Chan Kai-ming
(2)
Project Management
Executive Director
Wong Chik-wing, Mike
(3)
Construction
(4)
Mechanical & Electrical Installation
(4a)
Project Monitoring
(5)
Hotel
(6)
Project Planning
Executive Director
Chan Kui-yuen, Thomas
(7)
Sales
(8)
Leasing
(9)
China
Executive Director
So Hing-woh, Victor
(10)
Building Management
Executive Director
Kwong Chun
(11)
Property Investment
(13)
Telecommunications & Information Technology
(15)
Transport Infrastructure Management & Logistics
(17)
Financial Services & Insurance
(19)
Estate Management
(21)
Corporate Planning & Investments
Executive Director
Wong Yick-kam, Michael
(12)
Corporate Finance
(14)
Company Secretarial & Legal
(16)
Financial Control & Business Development
(18)
Accounts
(20)
Internal Audit
(22)
Internal Affairs
(23)

(1) EXECUTIVE COMMITTEE

Kwok Ping-sheung, Walter
MSc(Lond), DIC, MICE, JP
Chairman and Chief Executive

Kwok Ping-kwong, Thomas
MSc(Bus Adm), BSc(Eng), FCPA, JP
Vice Chairman and Managing Director

Kwok Ping-luen, Raymond
MA(Cantab), MBA, Hon DBA
Vice Chairman and Managing Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director (Architectural & Engineering)

Chan Kui-yuen, Thomas
B Comm
Executive Director (Project Planning)

Kwong Chun
Executive Director (Building Management)

Wong Yick-kam, Michael
BBA, MBA
Executive Director (Corporate Planning & Investments)

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director (Project Management)

So Hing-woh, Victor
MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP
Executive Director (China)

(1a) CHAIRMAN'S OFFICE

Yung Wing-chung
Corporate Advisor

Leung Kui-king, Donald
BSc
Assistant to Chairman

Au Shiu-tung, Patrick
FRICS, FHKIS, RPS
Authorized Person
Project Planning Advisor

Chien Yuan-hwei, George
BSc(Eng), MSc, DIC, CEng, PEng, FICE, MITE
Transportation Advisor

So Sing-tak, Andrew
BA, MBA
Special Assistant to Vice Chairman & Managing Director

(2) ARCHITECTURAL AND ENGINEERING

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Chief Architect

Yu Chung-yeung
CEng, FIStructE, FHKIE, MICE, RSE, RPE
Principal Engineer

Li Kwong-hing
BSc(Eng), MSc, DIC, CEng, MIMechE, MCIBSE, MHKIE, RPE
Chief Building Services Engineer

Ng Tze-kwan, Jeff
BArch, MAIBC, MRAIC, HKIA
Registered Architect
Authorized Person
Deputy Chief Architect

Yau Hin-chung, William
BA(AS)
Deputy Manager

Li Chun-kou
BSc(Eng)
Consultant

Choi Siu-chuen
MHKIE
Deputy Chief Building Services Engineer

Leung Yuen-dick, Dick
BArch, MA Arbitration, HKIA
Registered Architect
Authorized Person
Senior Architect

Lau Kay-shui
MSc, CEng, MIStructE, MHKIE, RPE, RSE
Senior Structural Engineer

Chiu Wai-kuen, Stephen
BSc(Eng)
Senior Structural Engineer

Chiu Tai-shing, Joseph
BASc
Senior Structural Engineer

Li Ka-wing
Assistant Manager

(3) PROJECT MANAGEMENT

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director

Tung Chi-ho, Eric
BA(AS)Hons, BArch, RIBA, HKIA
Registered Architect
Authorized Person
Manager

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
Manager

Au Yeung Shiu-keung
BSc(Eng), CEng, FHKIE, FCIBSE, FIEE, FIEAust
Manager

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Deputy Manager

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Deputy Manager

Wong Kim-wing, Ball
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Ng Chak-kin, Clarence
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Assistant Manager

Woo Yan-fan, Stella
BA(AS), MArch, MBA, HKIA
Registered Architect
Authorized Person
Assistant Manager

Chiu Hon-hang, Elvin
BES, BEDS, BArch, RIBA, HKIA
Registered Architect
Authorized Person
Assistant Manager

Chan Hong-ki, Robert
BSc, MRICS, MHKIS, RPS(BS)
Authorized Person
Assistant Manager

Ip Pui-tung, Paul
BA(AS), BArch, HKIA, RIBA
Registered Architect
Authorized Person
Assistant Manager

Cheung Chin-hung
BEng(Hons), CEng, MHKIE, MICE, MGSHK, EUR.ING, RPE
Assistant Manager

(3a) KOWLOON STATION PROJECT OFFICE

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director & Consultant

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Project Director

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Deputy Project Director

Cheung Kai-wah, Gabriel
MConstMgt, FHKIS, FRICS, FCIOB, MCIArb, MACostE, FHKICM, RPS(QS)
Senior Project Manager (Cost & Contract)

Lau Man-kwan, Julia
BArch, HKIA, Assoc AIA
Registered Architect
Authorized Person
Project Manager (Architectural)

(4) CONSTRUCTION

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director

Chien Chung-kwong, Philip
BSc, MEng
Consultant

Kwok Leung Kit-kan, Ingrid
MSc(Bus Adm), BSc(Hons), CEng, MBCS, MHKIE
Manager

Tsoi Siu-ho, Robert
BSc, MSc, FHKSA, ACMA, ARCS, DIC
Manager (Central Functions)

Lee Bing-shu
Manager (Construction Management)

Mo Kon-fei, Kenneth
MSc(Eng), MBA, CEng, MHKIE, MICE, RSE
Authorized Person
Deputy Manager (Construction Management)

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Deputy Manager (Construction Management)

Chan Hon-yee
ACMA, AHKSA
Deputy Manager (Construction Management)

Tsoi Yuk-man, Desmond
MA, FCIArb, MRICS, MHKIS, MCIOB
Deputy Manager (Construction Management)

Hui Lin-sing, Roger
BSc(Eng), CEng, MICE, MIStructE, MHKIE, RSE, RPE
Deputy Manager (Construction Management)

Wong Leung Kit-wah, Linda
Deputy Manager (Purchasing)

Lam Fuk-wing
BSc (Civil Eng)
Assistant Manager (Construction Management)

Lee Kwok-wa, Chris
Assistant Manager (Construction Management)

Cheung Kam-fan
Assistant Manager (Construction Management)

Tse Kam-hon, Sidney
Consultant (Construction Management)

Ng Kwok-cheung, Barry
BCSc (Hons)
Assistant Manager (Information Technology)

Lau Wai-keung, Dennis
MRICS, MHKIS
Assistant Manager (Contract Subletting)

Chan Kin-wah, Jonathan
TechRICS
Assistant Manager (Contract Subletting)

Lai Wai-ching, Phoebe
MSc, FCCA, AHKSA
Assistant Manager (Accounting)

Chan Ying-kuen, David
Assistant Manager (Accounting)

Fung Chi-on, Ricky
Assistant Manager (Purchasing)

Lai Siu-ki, Pele
MIHRM(HK)
Assistant Manager (Personnel & Administration)

Mak Kwok-leung
BSc, CEng, MIMechE, MHKIE, RPE
Assistant Manager (Plant & Machinery)

(4a) MECHANICAL AND ELECTRICAL INSTALLATION

Yu Yiu-wing
Manager

Sin Hung-fai
Assistant Manager (Fire Services)

Ng Chung-ming
Assistant Manager (Fire Services)

Chan Chor-tat, Gilbert
Assistant Manager (Fire Services)

Tam Ping-ip
DMS, MIEEE
Assistant Manager (Electrical Services)

Pang Ki-kai
AIIM
Assistant Manager (Electrical Services)

Lam Chung-mo, Moses
BEng(Hons), CEng, MIEE, MHKIE, RPE
Assistant Manager (Electrical Services)

(5) PROJECT MONITORING

Luk Wang-kwong, John
BSc(Eng), LLB, MSc(Eng), MBA, PDCE, PhD, CEng, FICE, FIStructE, FHKIE, FCIArb
Project Advisor

Wong Wai-tung
MA Arb, FHKIE, FCIOB, MCIArb, RPE
Deputy Manager

Tsang Wai-keung, Savio
MBA, MRICS, MHKIS, MCIOB, MCIArb, MASI
Assistant Manager

(6) HOTEL

Rudolf Greiner
President, Hotel Division

a. Royal Garden Hotels International Corporation

Chow Yum-chong, Francis
FCCA, FHKSA
Vice President (Finance)

The Royal Garden

Chan Tin-yau, Keven
CHSP
General Manager

Cheung Kin-man, Ricky
B Comm, CPA (Aust), AHKSA
Financial Controller

b. New Town Management Company Limited

Wong Hoi-jen, Rebecca
Vice President (Operations & Planning)

Royal Park Hotel

Wong Hoi-jen, Rebecca
General Manager

Tang Cheuk-wai, Willy
Executive Assistant Manager (Marketing)

Tam Kam-ming, Andrew
Financial Controller

Royal Plaza Hotel

Wong Hoi-jen, Rebecca
General Manager

Kwok Kam-moon, Sunny
Executive Assistant Manager (Operation)

Lee Chi-keung, Marvey
Financial Controller

(7) PROJECT PLANNING

Chan Kui-yuen, Thomas
B Comm
Executive Director

Roger Nissim
FRICS, FHKIS, FCIArb, RPS
Manager

Fung Chu-hee, Andrew
MSc(IRE), MRICS, MHKIS, RPS
Chartered Valuation Surveyor
Manager

Yiu Wai-ha, Connie
MRICS, MHKIS, RPS
Deputy Manager

Siu Man-wai
BSc(Hons), MRICS, MHKIS, RPS
Chartered Valuation Surveyor
Deputy Manager

(8) SALES

a. Chow Kwok-yin, Eric
Manager

Yim Dao-kit
Deputy Manager

Kong Kit
Deputy Manager

Lam Po-tung, Josephine
BA
Deputy Manager

b. Lui Ting, Victor
BBA
Manager

Chan Sau-yin, Anita Teresa
MRICS, MHKIS, RPS
Deputy Manager

(9) LEASING

Retail

a. Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

Lam Ka-keung, Henry
BSc(Hons), MSc(Const & Real Est)
Manager

b. Fung Sau-yim, Maureen
BSc(Hons)Est. Mgt., MHousMan(Distinction), MBA, FIIM, MHIREA
Deputy Manager

c. Au Yeung Hau-cheong
Manager

Law Yee-wah, Alice
BEc, PDipSurv
Deputy Manager

d. Lee Hoo-tim, Peter
Consultant

e. Wu Po-ong, Lawrence
BA(Hons)
Manager

f. Ho Lick-tin
Deputy Manager

Fung Yick-lam, Cris
Assistant Manager

Office

So Hing-woh, Victor
MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP
Executive Director

Pih Kam-shen, Philip
FBSOMES, MHKIE, MASHRAE, MRSES, MHIREA, RPE
Deputy Manager (Building Services & Maintenance)

Poon Yin-han, Connie
BA, AHKSA
Assistant Manager

a. Chu Chung-kai, Samson
BSc(Hons), MRICS, MHKIS
Manager

Lau Lai-ching, Ellijah
Dip.BS(Mktg), MHIREA, MCIH, MHKIH
Deputy Manager (Leasing & Management)

Man Chi-fung, Rick
BA
Assistant Manager

b. Ng Kwok-keung
BSc
Assistant Manager

c. Lam Ka-keung, Henry
BSc(Hons), MSc(Const & Real Est)
Manager

Residential (Signature Homes)

Chiu Ching-shi, Iris
B Comm
Deputy Manager

(10) CHINA

So Hing-woh, Victor
MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP
Executive Director

Kwong Chun
Executive Director

Chan Kui-yuen, Thomas
B Comm
Executive Director

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
Manager

Zhou Yimin, Andrew
MBA, CMgr
Manager

Chau Sai-yim, Stephen
Deputy Manager

Cheng Cheung-fuk
BA, B Comm
Deputy Manager

Chui Ching-sai, Alex
BSc, MBA
Assistant Manager

Fok Yau-kit
FCEA, DMS, MBIM
Assistant Manager

Lam Kam-wing, Stafen
MCIM, MSc
Assistant Manager

Wong Kai-kwong, Patrick
BES, MBA, CMA
Assistant Manager

Cheng Chung-ho, Jeremy
BSc(Hons), CPE(English law), LLB(PRC law), MEd, PCE, PCLL
Assistant Manager

(11) BUILDING MANAGEMENT

Kwong Chun
Executive Director

Mok Chi-hung
FCIH, FHKIH, MHIREA, RPHM
Manager

Kwong Ching-wai, Alkin
BSc(Eng), PgDIT, MIStructE, MHKIE, RPE, RSE
Authorized Person
Manager

Lam Chak-hin, Ivan
SSCE, Foreign Assoc. ASLA
Deputy Manager (Hong Chui)

Kwok Chan-fai
MCIH, MHKIH, RPHM
Deputy Manager (Hong Yip)

Wong Kei-on
BA, MHKIH, MCIH, RPHM
Deputy Manager (Hong Yip)

Yau Man-fat, Kelvin
BSc(Hons), MHousMan, RPHM, MHKIH, MCIH, MIFMA, MIMgt
Deputy Manager (Hong Yip)

Chan Wah-kay
B Comm
Assistant Manager (Personnel)

Lee Tze-leung, Adrian
BBA, MBA, FCCA, AHKSA, RFP
Assistant Manager (Accounting)

Leung Nai-yin, Arthur
BBus, FCCA, FHKSA, ACIB, AHKIB, CGA, CPA(Aust)
Assistant Manager (Internal Audit)

Ho Yun-kuen, John
MRICS, MHKIS, PQS, F.PFM
Assistant Manager (Contracts)

Chau Chung-yiu, Dominic
MBA, MRICS, MHKIS, RPS
Authorized Person
Assistant Manager (Technical)

Kwan Yu-kuen, Ricky
Assistant Manager (SHK Real Estate Management)

(12) CORPORATE PLANNING AND INVESTMENTS

Wong Yick-kam, Michael
BBA, MBA
Executive Director

Ma Sau-hon, Chris
BSc, MSc, MBA, DIC, CEng, MISE, FHKIE, FICE, RPE
Manager (Project)

Lau Mei-mui, May
Manager (Corporate Communications)

Wong Pak-ho, Lawrence
BEng, MBA, CEng, CDipAF, PEng(S'pore), MICE, MCILT, FHKIE
Manager (Infrastructure)

Lau Shung-oi, Susanna
BA, ACA
Manager (Corporate Planning)

Hong Pak-cheung, William
BSc
Manager (Investments)

Mak Nak-keung
BSoc.Sc, MPhil
Deputy Manager (Economic Research)

Ramsay, Robert Guy
BA(Hons), PhD
Assistant Manager

Cheong Suk-ying, Linda
BSoc.Sc, MBA
Assistant Manager

Tse Man-kuen, Winnie
Assistant Manager

Poon Chun-wing, Johnny
BSoc.Sc, MBA, CFA, ACCA
Assistant Manager

Sung Lai-ha, Louisa
BEc, MTax
Assistant Manager

Own Yu-tsan, Dorothy
MSc (Finance), CFA, FRM
Assistant Manager

(13) PROPERTY INVESTMENT

Lui Ting, Victor
BBA
Manager

Chan Sau-yin, Anita Teresa
MRICS, MHKIS, RPS
Deputy Manager

Chiu Ching-shi, Iris
B Comm
Deputy Manager

Ng Kwok-keung
BSc
Assistant Manager

(14) CORPORATE FINANCE

Au Man-to
LLB, FCIS, ACIB
Manager

Kwok Yue-yee, Amy
B Comm
Deputy Manager

Ho Ka-wai, Josephine
MBA
Assistant Manager

(15) TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY

SmarTone Telecommunications Holdings Limited

Li, Douglas
Chief Executive Officer

SUNeVision Holdings Limited

Yen Shiao-hua, Sheridan
Managing Director

(16) COMPANY SECRETARIAL AND LEGAL

Lai Ho-kai, Ernest
FCIS
Company Secretary

Tam Sai-ming, William
LLM, MSc, MBA, FCIS, MHKSI
Manager

Yung Sheung-tat, Sandy
BA(Law)Hons
Manager

Kwok, Helen
LLB(London)Hons
Legal Advisor

Tse Kar-lun, Frankie
LLB(Hons)
Assistant Manager

Yeung Ming-yip, Jason
LLB(Hons)
Assistant Manager

Wong Chiu-lun, Christopher
B Comm, LLB
Assistant Manager

Lai Man-shek
BA(Law) Hons
Assistant Manager

(17) TRANSPORT INFRASTRUCTURE MANAGEMENT AND LOGISTICS

Wilson Group

Sham Yat-wah, Samuel
Managing Director

Lui Sung-yee, Alan
Executive Director

Luk Kam-hon, Gary
Director of Parking

Fong Ping, Vincent
Director of Tollways

Wu Tung-chai, Peter
Director of Equipment & Services

Wong Yuk-lan, Nancy
Director of Finance & Administration

Cheng Siu-hung, Paul
General Manager
Autotoll Limited

Logistics Services

Wong Hok-leung, Paul
BSc, FCCA
Chairman
Sun Hung Kai Super Logistics Limited

Leung Lai-chi, Michelle
MMgt
Executive Director
Sun Hung Kai Super Logistics Limited

Pang Tai-hing, Peter
Operations Director
Airport Freight Forwarding Centre Company Limited

(18) FINANCIAL CONTROL AND BUSINESS DEVELOPMENT

Wong Hok-leung, Paul
BSc, FCCA
Manager

Leung Yu-kai, David
FCCA, FHKSA
Manager (Finance and Administration)

Fok Yat-cheong, Edward
MSc(Eng), AHKIB
Deputy Manager (EDP)

Wong Yu-ling, Teresa
MBA, CPA
Deputy Manager

Cheung Wai-wah
BBA
Assistant Manager (EDP)

Leung Cheuk-ming, Eric
MSc
Assistant Manager (EDP)

Li Loi-suet, Bonnie
BBA
Assistant Manager (Financial Control)

So Wai-kei, Godwin
BA, ACIB, ACIS
Assistant Manager (Financial Control)

(19) FINANCIAL SERVICES AND INSURANCE

Financial Services

Yung Wing-chung
Consultant

Au Mo-cheung, Alex
Manager

Chung Wah-sang, Welson
MA, ACIS, MHKSI
Deputy Manager

Chan Pang-chi
Assistant Manager

Insurance

Chow Ka-yin
Manager

Wong Kwai-chuen, Andrew
BBA, ACII
Deputy Manager

Ng Man-tong, Anthony
ACII, AIIC
Deputy Manager

Yim Ka-yan, Amy
AAII
Deputy Manager

(20) ACCOUNTS

Pun Wing-mou, Bernard
FCA, FHKSA
Chief Accountant

Li Ching-kam, Frederick
FCCA, AHKSA
Deputy Chief Accountant

Lee Hung-chak, Maurice
BBA(Hons), FCCA, AHKSA
Deputy Manager

Chow Cheuk-wing, Eric
FCCA, FHKSA
Senior Accountant

Ko Ping-yin, Albert
Chief Cashier

Yuen Chork, Charles
Assistant Manager

(21) ESTATE MANAGEMENT

Wong Chin-wah, Jimmy
BSc (Est Mgt) Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Manager

Chan Kam-fai
MCIH
Deputy Manager

Lam Man-pak, Patrick
BA(Hons), MCIH, RPHM
Deputy Manager

Leung Chung-kong, Johnny
Deputy Manager

Lee Cheung-yiu, Gordon
BSc(Hons), MRICS, MCIOB, MHKIS, MCIArb, RPS(BS)
Deputy Manager

Mak Hung-cheung, James
Deputy Manager

Sham Sik-shing, Simon
BTech(Hons), MCIH
Assistant Manager

Chan Shing-wai
Dip.BA, MCIH
Assistant Manager

Hon Shuk-ching, Irene
Assistant Manager

Shiu Wai-ching, Teresa
Assistant Manager

(22) INTERNAL AUDIT

Chiu Yue-ming, Daniel
MAcc, FCCA, FHKSA, FCIS, ACMA, FCPA
Manager

Wong Chung-wai, Barry
BA(Hons), MBA, FCCA, AHKSA
Deputy Manager

Hui Sui-tak, Andrew
MBA, FCCA, AHKSA
Assistant Manager

(23) INTERNAL AFFAIRS

Wu Tze-cheung, Philip
BA(Hons), FCCA, FHKSA, MIHRM(HK)
Manager

Chan Choi-yin, Clara
MIHRM(HK)
Deputy Manager (Human Resources Management)

Tang Chak-hin
BBA, MBA
Deputy Manager (Human Resources & Administration)

Leung Lai-chi, Michelle
MMgt, MIHRM(HK)
Deputy Manager (Human Resources Planning & Development)

Ho Kui-yuen, Kenneth
BSoc.Sc, MBA, DTM
Deputy Manager (Training & Development)

Wong Ho-keung, Jimmy
Assistant Manager

Financial Contents

德勤・關黃陳方會計師行

Certified Public Accountants
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 106 to 144 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

25th September 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30th June 2003 (Expressed in millions of Hong Kong dollars)

	Note	**2003**	2002
Turnover	2(i)(a)	**22,945**	25,373
Cost of sales and operating expenses		**(14,419)**	(15,731)
Gross profit		**8,526**	9,642
Other revenue		**339**	394
Selling and marketing expenses		**(641)**	(447)
Administrative expenses		**(957)**	(974)
Profit from operations before impairment of properties	2(i)(a)	**7,267**	8,615
Impairment of properties	3	**(1,229)**	–
Profit from operations	2(i)(a)	**6,038**	8,615
Finance cost		**(327)**	(652)
Finance income		**102**	86
Net finance cost	4	**(225)**	(566)
Profit on disposal of long-term investments	5	**348**	48
Impairment of investments	6	**(252)**	(356)
Restructuring costs		**–**	(131)
Share of profits less losses of associates		**509**	1,136
Share of profits less losses of jointly controlled entities		**1,078**	581
	2(i)(b)	**1,587**	1,717
Profit before taxation	7	**7,496**	9,327
Taxation	10	**(919)**	(872)
Profit after taxation		**6,577**	8,455
Minority interests		**7**	64
Profit attributable to shareholders		**6,584**	8,519
Dividends	11		
Interim dividend paid		**1,441**	1,321
Final dividend proposed		**2,401**	2,401
Special cash dividend proposed		**–**	1,441
		3,842	5,163

(Expressed in Hong Kong dollars)

	Note	**2003**	2002
Earnings per share	12		
Basic		**$2.74**	$3.55

CONSOLIDATED BALANCE SHEET

As at 30th June 2003 (Expressed in millions of Hong Kong dollars)

	Note	2003	2002
Non-current assets			
Fixed assets	13	**86,322**	90,989
Associates	15	**3,301**	5,106
Jointly controlled entities	16	**19,522**	19,846
Long-term investments	17	**4,970**	3,189
Loans receivable		**1,746**	1,472
Land pending development		**11,661**	13,257
		127,522	133,859
Current assets			
Stocks	18	**20,273**	25,200
Trade and other receivables	19	**3,241**	6,298
Short-term investments	20	**852**	364
Bank balances and deposits	21	**8,891**	8,272
		33,257	40,134
Current liabilities			
Bank and other borrowings	22	**(934)**	(3,828)
Trade and other payables	23	**(8,066)**	(8,272)
Deposits received on sale of properties		**(1,899)**	(4,500)
Taxation		**(2,903)**	(2,718)
		(13,802)	(19,318)
Net current assets		**19,455**	20,816
Total assets less current liabilities		**146,977**	154,675
Non-current liabilities			
Bank and other borrowings	24	**(21,193)**	(24,501)
Minority interests	25	**(4,063)**	(1,576)
NET ASSETS		**121,721**	128,598
CAPITAL AND RESERVES			
Share capital	26	**1,201**	1,201
Share premium and reserves	28	**118,119**	123,555
Proposed final dividend		**2,401**	2,401
Proposed special cash dividend		**–**	1,441
SHAREHOLDERS' FUNDS		**121,721**	128,598

Directors:

Walter P.S. Kwok

Raymond P.L. Kwok

PARENT COMPANY BALANCE SHEET

As at 30th June 2003 (Expressed in millions of Hong Kong dollars)

	Note	**2003**	2002
Non-current assets			
Subsidiaries	14	**30,076**	30,076
Jointly controlled entities	16	**(4)**	7
Long-term investments	17	**(2)**	(2)
		30,070	30,081
Current assets			
Trade and other receivables	19	**24**	142
Amounts due from subsidiaries less provision		**86,896**	92,462
Bank balances	21	**–**	21
		86,920	92,625
Current liabilities			
Trade and other payables	23	**(213)**	(244)
Amounts due to subsidiaries		**(31,800)**	(37,204)
		(32,013)	(37,448)
Net current assets		**54,907**	55,177
NET ASSETS		**84,977**	85,258
CAPITAL AND RESERVES			
Share capital	26	**1,201**	1,201
Share premium and reserves	28	**81,375**	80,215
Proposed final dividend		**2,401**	2,401
Proposed special cash dividend		**–**	1,441
SHAREHOLDERS' FUNDS		**84,977**	85,258

For the year ended 30th June 2003 (Expressed in millions of Hong Kong dollars)

	Note	**2003**	2002
Operating activities			
Cash generated from operations	29a	**13,192**	7,720
Hong Kong profits tax paid		**(659)**	(538)
Net cash from operating activities		**12,533**	7,182
Investing activities			
Purchase of subsidiaries	29b	**1,455**	9
Purchase of additional interest in subsidiaries		**–**	(7)
Purchase of associates		**(12)**	(44)
Purchase of jointly controlled entities		**(31)**	–
Purchase of long-term investments		**(3,584)**	(2,024)
Net advances from/(to) associates, jointly controlled entities and investee companies		**676**	(422)
Acquisition of land pending development		**(56)**	(2,089)
Additions to fixed assets		**(1,626)**	(730)
Proceeds from disposal of investment properties		**45**	162
Proceeds from disposal of associates and jointly controlled entities		**330**	165
Proceeds from disposal of long-term investments		**1,934**	729
Proceeds from disposal of other fixed assets		**4**	136
Interest received from investments		**219**	156
Dividends received from listed investments		**11**	22
Dividends received from unlisted investments		**17**	41
Dividends received from associates and jointly controlled entities		**553**	1,159
Loans and advances repaid/(made)		**(177)**	38
Net cash used in investing activities		**(242)**	(2,699)
Financing activities			
Bank and other borrowings		**6,100**	11,262
Repayment of bank and other borrowings		**(12,312)**	(11,914)
Interest paid		**(569)**	(1,009)
Interest received		**103**	91
Payment on repurchase of shares in subsidiaries		**(5)**	(8)
Fundings from/(to) minority shareholders		**(43)**	57
Dividends paid to shareholders		**(5,283)**	(3,722)
Dividends paid to minority shareholders		**(65)**	(18)
Net cash used in financing activities		**(12,074)**	(5,261)
Increase/(decrease) in cash and cash equivalents		**217**	(778)
Cash and cash equivalents at beginning of year		**8,230**	9,008
Cash and cash equivalents at end of year	29c	**8,447**	8,230

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June 2003 (Expressed in millions of Hong Kong dollars)

	Note	**2003**	2002
Total equity at beginning of year		**128,598**	128,408
Net losses not recognized in the consolidated profit and loss account			
– Decrease in property valuation arising during the year	28	**(7,931)**	(4,602)
Profit attributable to shareholders for the year		**6,584**	8,519
Realized surplus on disposal of investment properties transferred to operating profit	28	**(14)**	(72)
Realized surplus on disposal of jointly controlled entities transferred to operating profit	28	**(305)**	–
Goodwill adjustments	28	**72**	67
Interim dividend paid		**(1,441)**	(1,321)
Final dividend paid		**(2,401)**	(2,401)
Special cash dividend paid		**(1,441)**	–
Total equity at end of year		**121,721**	128,598

1. PRINCIPAL ACCOUNTING POLICIES

a. Basis of preparation

The financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, generally accepted accounting principles in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

Certain presentational changes have been made upon the adoption of SSAP 1 (Revised) "Presentation of Financial Statements" and SSAP 15 (Revised) "Cash Flow Statements".

b. Basis of consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and all its subsidiaries made up to 30th June each year and include the Group's interests in associates and jointly controlled entities on the basis set out in note 1(f) and note 1(g) below respectively. The financial statements of the associates and jointly controlled entities used for this purpose are either co-terminus with the financial statements of the Company or cover a year ended not more than six months before the Company's year-end. The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal. All material intra-group transactions and balances are eliminated on consolidation.

Goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities is recognized as an asset in the balance sheet and amortized to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisitions is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortized through the profit and loss account is included in the calculation of the profit and loss on disposal. Any impairment arising on goodwill is recognized in the profit and loss account.

Minority interests in the consolidated profit and loss account and balance sheet represents the interests of third parties outside the Group in the results and net assets of subsidiaries.

c. Turnover

Turnover derived from the Group's principal activities comprises proceeds from sale of properties (excluding proceeds on development properties sold prior to their completion which are included in deposits received on sale of properties under current liabilities), gross rental income from properties letting under operating leases, revenue from hotel operation and revenue derived from other business activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, telecommunications, internet infrastructure and enabling services. It does not include the turnover of associates and jointly controlled entities.

1. Principal accounting policies (cont'd)

d. Revenue recognition

Revenue of a transaction is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group which will result in increases in equity and these benefits can be measured reliably, on the following basis:

(i) Property sales

Revenue and profit from sale of completed properties is recognized upon execution of the sale agreements.

When a development property is sold in advance of completion, revenue and profit is only recognized upon completion of the development. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

Where properties are sold under deferred terms with part of the sales proceeds being receivable after an interest-free period, that portions of the differences between the sale prices with and without such terms representing finance income are allocated to the profit and loss account on a basis that takes into account the effective yields on the amounts of the sales proceeds receivable over the interest-free period.

(ii) Rental income

Rental income from properties letting under operating leases is recognized on straight line basis over the lease terms.

(iii) Hotel operation

Revenue from hotel operation is recognized upon provision of services.

(iv) Interest income

Interest income is accrued on a time proportion basis that takes into account the effective yields on the carrying amount of assets.

(v) Construction

Revenue in respect of building construction job is recognized on the percentage of completion method measured by reference to the proportion that costs incurred to date bear to estimated total costs for the contract.

(vi) Investment income

Income from securities and other investments is recognized when the right to receive payment is established.

(vii) Use of internet services centre facilities

Revenue from customer use of internet services centre facilities is recognized ratably over the term of the agreement.

(viii) Telecommunications

Revenue from telecommunication is recognized when the service is rendered.

(ix) Other income

Property management service fee, car parking management fee, insurance income and stock brokerage are recognized when the services are rendered.

1. Principal accounting policies (cont'd)

e. Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the balance sheet of the Company at cost less provision for impairment in value.

f. Associates

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, over the management, including participation in the financial and operating policy decisions.

Results of associates are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in associates are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post acquisition change in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less provision for impairment in value.

g. Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the parties has unilateral control.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

Results of jointly controlled entities are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in jointly controlled entities are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post acquisition change in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less provision for impairment in value.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

1. Principal accounting policies (cont'd)

g. Joint ventures (cont'd)

(ii) Jointly controlled assets (cont'd)

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

h. Investments in securities

(i) Long-term investments

Investments in debt and equity securities held for an identified long-term or strategic purpose are stated at cost less provision for impairment in value. Results of investments are accounted for to the extent of dividend and interest income.

Investments in debt securities which are intended to be held to maturity are measured at amortized cost, less any impairment losses recognized, if necessary, in the balance sheet. The amortization of any discount or premium arising on acquisition is aggregated with other investment income receivable over the period from the date of acquisition to the date of maturity so as to give a constant yield on the investment. Held-to-maturity debt securities maturing within one year are classified as short-term investments under current assets.

(ii) Marketable securities

Marketable securities, which are that part of liquid assets temporarily invested in debt and equity securities, are stated at fair value, with unrealized gains and losses included in net profit or loss for the year.

i. Properties

(i) Land pending development

Land pending development, which is stated at cost less provision for impairment in value made by the directors, embraces all land acquired pending any definite intention whether to develop it for long-term retention or for sale. When the intention is clear and action initiated, land to be developed for long-term retention is reclassified as fixed assets whereas land to be developed for sale and expected to be realized in the normal course of the Group's property development cycle is reclassified as stocks under current assets.

(ii) Investment properties

Investment properties are completed properties which are income producing and held for their investment potential on a long-term basis. Investment properties are included in fixed assets at open market value on the basis of an annual professional valuation related to properties on the basis that increases in valuations are credited to the investment property revaluation reserve and decreases in valuations are first set off against increases on earlier valuations on a portfolio basis and thereafter charged to operating profit. Upon disposal of an investment property, the revaluation surplus or deficit realized is transferred to operating profit in calculating the profit or loss on disposal.

1. Principal accounting policies (cont'd)

i. Properties (cont'd)

(iii) Hotel properties

Hotel properties and their integral fixed plant used in the operation of hotel are included in fixed assets at open market value on the basis of an annual professional valuation related to individual hotel properties.

(iv) Properties under development

Properties under development for long-term retention are classified under fixed assets and are stated at cost less provision for impairment in value. These properties are reclassified as investment properties or other properties as the case may be upon completion of the development.

Properties under development for sale are included in stocks at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized and the anticipated costs to completion.

Cost of property in the course of development comprises land cost and development costs during the development period.

(v) Stocks of completed properties

Completed properties remaining unsold at year end are stated at the lower of cost and net realizable value.

Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

(vi) Other properties

Other properties are properties held for production or administrative purposes and are included in fixed assets at cost less accumulated depreciation and impairment losses, if any.

j. Depreciation

(i) Investment properties

No depreciation is provided on investment property except where the unexpired term of the lease of the investment property is 20 years or less, in which case the then carrying amount is amortized on a straight line basis over the remaining unexpired term of the lease.

1. Principal accounting policies (cont'd)

j. Depreciation (cont'd)

(ii) Hotel properties

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these assets in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated lives of these assets and their high residual values, any depreciation would be insignificant. The related repair and maintenance expenditure is charged to the profit and loss account in the year in which they are incurred. The costs of significant improvements are capitalized.

(iii) Properties under development

No depreciation is provided on properties under development.

(iv) Network equipment

Network equipment including assets and equipment of the digital mobile radio telephone and local multipoint distribution services networks are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs less accumulated impairment losses over their estimated useful lives at rates ranging from ten per cent to 33.3 per cent per annum. No depreciation is provided on network equipment under construction.

(v) Other properties

The cost of leasehold land and construction cost of buildings thereon are depreciated on a straight line basis over the term of the lease.

(vi) Other fixed assets

Other fixed assets including equipment, furniture, fixtures and vehicles are stated at cost less depreciation calculated on a straight line method to write off the assets over their estimated useful lives at rates ranging from ten per cent to 33.3 per cent per annum.

k. Capitalization of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale.

l. Materials

Materials comprising mainly building materials, hotel stocks and handsets are valued at the lower of cost, calculated on a weighted average cost basis, and net realizable value.

1. Principal accounting policies (cont'd)

m. Translation of foreign currencies

Foreign currency transactions during the year are converted into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of the balance sheet. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of overseas subsidiaries, associates and jointly controlled entities expressed in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of balance sheet whereas the profit and loss accounts are translated at average exchange rates for the year. Exchange differences arising on translation are dealt with as a movement in reserves.

n. Deferred taxation

Deferred taxation is provided, using the liability method, on all material timing differences other than those which are not expected to crystallize in the foreseeable future. Deferred tax asset is not recognized unless its realization is certain.

o. Segment Reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format.

p. Financial instruments and derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

q. Retirement benefits

The retirement benefit costs charged to the profit and loss account represent the contributions payable in respect of the current year to the Group's defined contribution schemes and Mandatory Provident Fund Schemes.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

(i) Segment Results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover		Profit from Operations before Finance Cost	
	2003	2002	**2003**	2002
Property				
Property sales	**12,543**	16,164	**2,769**	4,044
Rental income	**5,175**	5,336	**3,857**	4,087
	17,718	21,500	**6,626**	8,131
Hotel operation	**510**	561	**154**	189
Other business activities	**4,717**	3,312	**650**	398
	22,945	25,373	**7,430**	8,718
Other revenue			**339**	394
Unallocated administrative expenses			**(502)**	(497)
Profit from operations before impairment of properties			**7,267**	8,615
Impairment of properties			**(1,229)**	–
Profit from operations			**6,038**	8,615

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, telecommunications, internet infrastructure and enabling services.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation	
	2003	2002
Property		
Property sales	**925**	793
Rental income	**243**	345
	1,168	1,138
Other business activities	**668**	946
Profit from operations	**1,836**	2,084
Finance cost	**(249)**	(367)
	1,587	1,717

(Expressed in millions of Hong Kong dollars)

2. Segment Information (Cont'd)

(i) Segment Results (Cont'd)

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2003	2002
Property		
Property sales	**3,694**	4,837
Rental income	**4,100**	4,432
	7,794	9,269
Hotel operation	**154**	189
Other business activities	**1,318**	1,344
	9,266	10,802
Other revenue	**339**	394
Unallocated administrative expenses	**(502)**	(497)
Profit from operations before impairment of properties	**9,103**	10,699
Impairment of properties	**(1,229)**	–
Profit from operations	**7,874**	10,699

(ii) Assets and Liabilities

The Group's assets and liabilities by business segments are analysed as follows:

	The Company and Subsidiaries	Associates and Jointly Controlled Entities	Total Assets	Total Liabilities
At 30th June 2003				
Property				
Development	**31,508**	**6,496**	**38,004**	**(4,461)**
Investment	**79,319**	**11,358**	**90,677**	**(1,382)**
	110,827	**17,854**	**128,681**	**(5,843)**
Hotel operation	**4,528**	**–**	**4,528**	**(54)**
Other business activities	**7,272**	**4,969**	**12,241**	**(3,375)**
	122,627	**22,823**	**145,450**	**(9,272)**
Bank balances and deposits			**8,891**	**–**
Bank and other borrowings			**–**	**(22,127)**
Unallocated corporate assets/(liabilities)			**6,438**	**(3,596)**
Total assets/(liabilities)			**160,779**	**(34,995)**

(Expressed in millions of Hong Kong dollars)

2. Segment Information (Cont'd)

(ii) Assets and Liabilities (Cont'd)

	The Company and Subsidiaries	Associates and Jointly Controlled Entities	Total Assets	Total Liabilities
At 30th June 2002				
Property				
Development	41,271	8,995	50,266	(6,997)
Investment	85,536	10,011	95,547	(1,842)
	126,807	19,006	145,813	(8,839)
Hotel operation	4,540	–	4,540	(60)
Other business activities	5,468	5,946	11,414	(3,264)
	136,815	24,952	161,767	(12,163)
Bank balances and deposits			8,272	–
Bank and other borrowings			–	(28,329)
Unallocated corporate assets/(liabilities)			3,954	(3,327)
Total assets/(liabilities)			173,993	(43,819)

Less than ten per cent of the Group's assets situated outside Hong Kong.

The Group's depreciation and capital expenditure by business segments are analysed as follows:

	Depreciation		Capital Expenditure	
	2003	2002	**2003**	2002
Property				
Development	**3**	3	**281**	1,921
Investment	**26**	8	**1,492**	871
	29	11	**1,773**	2,792
Hotel operation	**9**	14	**14**	21
Other business activities	**316**	203	**236**	156
Unallocated corporate assets	**8**	23	**9**	5
	362	251	**2,032**	2,974

3. IMPAIRMENT OF PROPERTIES

The impairment represents provision for diminution in value of interest in property development projects of the Group and jointly controlled entities in the aggregate sum of HK$1,106 million (2002: nil) and an impairment of HK$123 million (2002: nil) made by SUNeVision Holdings Ltd., the Group's subsidiary for revaluation deficit on its properties operating as internet data centres.

(Expressed in millions of Hong Kong dollars)

4. NET FINANCE COST

	2003	2002
Interest expense on		
Bank loans and overdrafts	**398**	637
Other loans wholly repayable within five years	**104**	267
Other loans not wholly repayable within five years	**58**	65
	560	969
Less: Portion capitalized	**(233)**	(317)
	327	652
Interest income on bank deposits	**(102)**	(86)
	225	566

Interest is capitalized at an average annual rate of approximately 2.1 per cent (2002: 2.9 per cent).

5. PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS

	2003	2002
Profit on disposal of interests in jointly controlled entities	**305**	–
Profit on disposal of long-term investments	**43**	48
	348	48

6. IMPAIRMENT OF INVESTMENTS

During the year, SUNeVision Holdings Ltd., the Group's subsidiary made a HK$252 million (2002: HK$356 million) provision for impairment losses of its equity technology investments.

7. PROFIT BEFORE TAXATION

	2003	2002
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	**9,156**	11,622
Loss on disposal of marketable securities	**9**	–
Net holding loss on marketable securities	**12**	–
Depreciation	**362**	251
Impairment of goodwill	**19**	–
Staff costs (including directors' emoluments and retirement schemes contributions)	**1,884**	1,819
Auditors' remuneration	**8**	7
and crediting:		
Negative goodwill released	**26**	–
Dividend income from:		
listed investments	**11**	22
unlisted investments	**17**	41
Interest income from:		
listed debt securities	**218**	139
unlisted debt securities	**29**	–
Profit on disposal of marketable securities	**–**	13
Net holding gain on marketable securities	**–**	58

(Expressed in millions of Hong Kong dollars)

8. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

	2003	2002
Directors' emoluments:-		
Fees	**1**	1
Salaries, allowances and benefits in kind	**18**	16
Bonuses	**3**	17
Retirement scheme contributions	**1**	1
	23	35

Fees paid to independent non-executive directors amounted to HK$160,000 (2002: HK$160,000). They received HK$700,000 (2002: HK$700,000) as other emoluments.

Number of directors whose emoluments fell within:-

Emoluments Band			**Number of Directors**	Number of Directors
HK$M		HK$M		
0	–	1.0	**8**	7
1.5	–	2.0	**4**	4
2.5	–	3.0	**1**	1
3.0	–	3.5	**1**	–
4.0	–	4.5	**2**	–
5.5	–	6.0	**–**	1
6.0	–	6.5	**–**	1
12.5	–	13.0	**–**	1
			16	15

The above analysis included two (2002: three) individuals whose emoluments were among the five highest pay in the Group. Details of the emoluments paid to the remaining three (2002: two) individuals are:

	2003	2002
Salaries, allowances and benefits in kind and retirement scheme contributions	**7**	6
Bonuses	**7**	1
	14	7

Number of employees whose emoluments fell within:-

Emoluments Band			**Number of Employees**	Number of Employees
HK$M		HK$M		
3.0	–	3.5	**–**	1
3.5	–	4.0	**1**	1
4.0	–	4.5	**1**	–
6.0	–	6.5	**1**	–
			3	2

(Expressed in millions of Hong Kong dollars)

9. STAFF RETIREMENT SCHEMES

The Group operates a number of defined contribution schemes for all qualified employees. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from five per cent to ten per cent on the employees' salary.

With effect from 1st December 2000, the Group sets up an employer sponsored scheme ("MPF Scheme") for other employees. The MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. Pursuant to the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the scheme at specific rates. Contributions of the Group to the MPF Scheme are charged to profit and loss account as incurred.

Total contributions to the retirement schemes made by the Group during the year amounted to HK$103 million (2002: HK$99 million). Forfeited contributions for the year of HK$8 million (2002: HK$7 million) were used to reduce the existing level of contributions.

10. TAXATION

	2003	2002
Hong Kong		
The Company and subsidiaries	**854**	687
Over provision in prior year	**(10)**	(5)
	844	682
Associates	**38**	85
Jointly controlled entities	**37**	105
	919	872

(a) Hong Kong profits tax is provided at the rate of 17.5 per cent (2002: 16 per cent) based on the estimated assessable profits for the year.

(b) No provision for deferred taxation has been made as the aggregate effect of all timing differences is insignificant.

11. DIVIDENDS

	2003	2002
Interim dividend of HK$0.60 per share based on 2,401 million shares (2002: HK$0.55 per share based on 2,401 million shares) paid	**1,441**	1,321
Proposed final dividend of HK$1.00 per share based on 2,401 million shares (2002: HK$1.00 per share based on 2,401 million shares)	**2,401**	2,401
Proposed special cash dividend (2002: HK$0.60 per share based on 2,401 million shares)	**–**	1,441
	3,842	5,163

(Expressed in millions of Hong Kong dollars)

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on HK$6,584 million (2002: HK$8,519 million) being profit attributable to shareholders and on 2,400,907,362 shares in issue throughout both 2003 and 2002.

No diluted earnings per share is presented for the year ended 30th June 2003 and 30th June 2002 as there are no potential dilutive ordinary shares.

13. FIXED ASSETS

The Group	Investment Properties	Hotel Properties	Properties under Development	Network Equipment	Other Properties	Other Fixed Assets	Total
(a) Movement during year							
Cost or valuation							
At beginning of year	75,105	4,470	8,252	–	2,628	1,693	92,148
Acquired on acquisition of a subsidiary	–	–	–	1,562	–	91	1,653
Additions	39	11	1,452	168	5	79	1,754
Transfer in	641	–	–	–	–	–	641
Disposals	(41)	–	–	–	–	(23)	(64)
Cost adjustments	–	–	–	–	(23)	–	(23)
Transfer out	–	–	(274)	–	–	(1)	(275)
Revaluation deficit	(7,874)	(11)	–	–	–	–	(7,885)
At end of year	67,870	4,470	9,430	1,730	2,610	1,839	87,949
Accumulated depreciation							
At beginning of year	–	–	–	–	377	782	1,159
Charge for the year	–	–	–	121	85	156	362
Disposals	–	–	–	–	–	(17)	(17)
Impairment loss	–	–	–	–	123	–	123
At end of year	–	–	–	121	585	921	1,627
Net book value at 30/6/2003	**67,870**	**4,470**	**9,430**	**1,609**	**2,025**	**918**	**86,322**
Net book value at 30/6/2002	75,105	4,470	8,252	–	2,251	911	90,989
(b) Basis of book value							
2003 professional valuation	67,870	4,470	–	–	–	–	72,340
Cost	–	–	9,430	1,730	2,610	1,839	15,609
	67,870	**4,470**	**9,430**	**1,730**	**2,610**	**1,839**	**87,949**

(Expressed in millions of Hong Kong dollars)

13. Fixed Assets (cont'd)

(c) Net book value of properties shown above comprises:

	2003	2002
Land in Hong Kong held under long lease (not less than 50 years)		
Investment properties	**14,194**	16,690
Hotel properties	**1,490**	1,490
Other properties	**432**	529
	16,116	18,709
Medium-term lease (less than 50 years but not less than ten years)		
Investment properties	**51,773**	56,543
Hotel properties	**2,980**	2,980
Properties under development	**9,333**	8,163
Other properties	**1,593**	1,722
	65,679	69,408
Land outside Hong Kong held under long lease (not less than 50 years)		
Investment properties	**655**	663
Properties under development	**97**	89
	752	752
Medium-term lease (less than 50 years but not less than ten years)		
Investment properties	**1,248**	1,209
	83,795	90,078

(d) Investment properties and hotel properties revaluation

The Group's investment properties and hotel properties have been revalued as at 30th June 2003 by Messrs. Knight Frank and Chesterton Petty, Chartered Surveyors on an open market value basis.

(e) Gross rental receivable from and profit on disposal of the Group's investment properties during the year amounted to HK$4,817 million (2002: HK$4,964 million) and HK$18 million (2002: HK$97 million) respectively.

(f) The carrying amount of properties under development as at 30th June 2003 included interest capitalized in the amount of HK$1,080 million (2002: HK$891 million).

14. SUBSIDIARIES

The Company

	2003	2002
Unlisted shares, at cost	**30,076**	30,076

Particulars regarding principal subsidiaries are set out on pages 138 to 142.

(Expressed in millions of Hong Kong dollars)

15. ASSOCIATES

The Group

	2003	2002
Share of net assets		
Listed in Hong Kong	**1,564**	2,985
Unlisted	**308**	352
Amounts due from associates	**1,447**	1,804
Amounts due to associates	**(18)**	(35)
	3,301	5,106
Market value of Hong Kong listed shares	**4,753**	7,034

Particulars regarding principal associates are set out on page 144.

16. JOINTLY CONTROLLED ENTITIES

	2003		2002	
	The Group	**The Company**	The Group	The Company
Unlisted shares, at cost		–		4
Share of net assets, unlisted	**984**		926	
Amounts due from jointly controlled entities	**18,860**	**1**	19,056	3
Amounts due to jointly controlled entities	**(322)**	**(5)**	(136)	–
	19,522	**(4)**	19,846	7

Particulars regarding principal jointly controlled entities are set out on page 143.

17. LONG-TERM INVESTMENTS

	2003		2002	
	The Group	**The Company**	The Group	The Company
Listed held-to-maturity debt securities, overseas	**3,157**	–	1,917	–
Unlisted held-to-maturity debt securities	**950**	–	125	–
Listed equity securities, overseas	**156**	–	–	–
Listed equity securities, Hong Kong	**306**	–	369	–
Unlisted equity securities	**373**	–	698	–
	4,942	–	3,109	–
Amounts due from investee companies	**41**	–	98	–
Amounts due to investee companies	**(13)**	**(2)**	(18)	(2)
	4,970	**(2)**	3,189	(2)
Market value				
Listed overseas	**3,843**	–	1,973	–
Listed in Hong Kong	**277**	–	397	–
	4,120	–	2,370	–

(Expressed in millions of Hong Kong dollars)

18. STOCKS

The Group

	2003	2002
Properties under development	**17,240**	22,314
Stock of completed properties for sale	**2,954**	2,834
Materials	**79**	52
	20,273	25,200

The amount of the above stocks that are carried at net realizable value was HK$1,169 million (2002: HK$1,079 million).

19. TRADE AND OTHER RECEIVABLES

		2003		2002	
	Note	**The Group**	**The Company**	The Group	The Company
Debtors, deposits and prepayments		**2,964**	**24**	5,908	142
Amounts due from customers for contract works	19a	**92**	**–**	107	–
Short-term loans		**185**	**–**	283	–
		3,241	**24**	6,298	142

Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables of the Group are trade debtors of HK$1,485 million (2002: HK$4,495 million), of which 85 per cent aged less than 60 days, five per cent between 61 to 90 days and ten per cent more than 90 days (2002: 94 per cent, two per cent and four per cent respectively).

19a. Amounts due from/(to) customers for contract works

The Group

	Note	**2003**	2002
Contract costs incurred plus recognized profits less recognized losses		**3,427**	2,086
Less: Progress billings		**(3,350)**	(2,022)
		77	64
Represented by:			
Due from customers included in current assets	19	**92**	107
Due to customers included in current liabilities	23	**(15)**	(43)
		77	64

(Expressed in millions of Hong Kong dollars)

20. SHORT-TERM INVESTMENTS

The Group

	2003	2002
Marketable securities		
Equity securities, at market value		
Listed in Hong Kong	**313**	296
Listed overseas	**16**	15
Debt securities, at market value		
Listed overseas	**–**	53
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed overseas (Market value: HK$450 million)	**438**	–
Unlisted	**85**	–
	852	364

21. BANK BALANCES AND DEPOSITS

	2003		2002	
	The Group	**The Company**	The Group	The Company
Bank deposits	**8,602**	**–**	8,035	–
Bank balances and cash	**289**	**–**	237	21
	8,891	**–**	8,272	21

Certain bank deposits of Group's subsidiary, SmarTone Telecommunications Holdings Limited with the aggregate amount of HK$392 million (2002: nil) has been pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

22. BANK AND OTHER BORROWINGS

		2003		2002	
	Note	**The Group**	**The Company**	The Group	The Company
Unsecured bank overdrafts		**52**	**–**	42	–
Non-current bank and other borrowings due within one year	24	**882**	**–**	3,786	–
		934	**–**	3,828	–

(Expressed in millions of Hong Kong dollars)

23. TRADE AND OTHER PAYABLES

		2003		2002	
	Note	**The Group**	**The Company**	The Group	The Company
Creditors and accrued expenses		**8,051**	**213**	8,229	244
Amounts due to customers for contract works	19a	**15**	**–**	43	–
		8,066	**213**	8,272	244

Included in trade and other payables of the Group are trade creditors of HK$652 million (2002: HK$501 million), of which 40 per cent aged less than 60 days, six per cent between 61 to 90 days and 54 per cent more than 90 days (2002: 47 per cent, ten per cent and 43 per cent respectively).

24. BANK AND OTHER BORROWINGS

The Group

	Note	**2003**	2002
Unsecured bank loans repayable			
Within one year		**82**	3,486
After one year, but within two years		**945**	5,477
After two years, but within five years		**5,262**	6,183
After five years		**11,500**	8,855
		17,789	24,001
Other unsecured loans repayable			
Within one year		**800**	300
After one year, but within two years		**800**	800
After two years, but within five years		**1,652**	2,152
After five years		**1,034**	1,034
		4,286	4,286
		22,075	28,287
Less: Amount due within one year included under current liabilities	22	**(882)**	(3,786)
		21,193	24,501

(a) The above other unsecured loans are repayable on various dates up to April 2010 at commercial market rates.

(b) Bank loans shown above that are not wholly repayable within five years amounted to HK$11,500 million (2002: HK$9,203 million).

(Expressed in millions of Hong Kong dollars)

25. MINORITY INTERESTS

The Group

	2003	2002
Share of equity and reserves in subsidiaries	**3,181**	638
Amounts due to minority shareholders	**930**	987
Amounts due from minority shareholders	**(48)**	(49)
	4,063	1,576

26. SHARE CAPITAL

	2003		2002	
	Number of Shares in Million	**Amount**	Number of Shares in Million	Amount
Authorized:				
Ordinary shares of $0.50 each				
At beginning and end of year	**2,900**	**1,450**	2,900	1,450
Issued and fully paid:				
Ordinary shares of $0.50 each				
At beginning and end of year	**2,401**	**1,201**	2,401	1,201

27. SHARE OPTION SCHEME

The Company has a share option scheme which was adopted on 5th December 2002 ("the New Scheme"), to replace a former scheme previously adopted on 20th November 1997 ("the Old Scheme"), whereby the directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Details of the share option schemes are set out in the Directors' Report on pages 83 to 84.

The Old Scheme

Upon the termination of the Old Scheme, no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. At 30th June 2003, the number of shares in respect of which options had been granted and remained outstanding was 2,820,000 (2002: 2,931,000), representing 0.12 per cent (2002: 0.12 per cent) of the shares of the Company in issue at that date.

The New Scheme

The New Scheme was adopted by the Company in order to comply with the new requirements under Chapter 17 of the Listing Rules. No option shares have been granted to any person since its adoption.

(Expressed in millions of Hong Kong dollars)

27. Share Option Scheme (Cont'd)

Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the year are as follows:

			Number of Share Options			
Date of Grant	**Exercise Price**	**Exercisable Period**	**At 1st July 2002**	**Granted During the Year**	**Lapsed During the Year**	**At 30th June 2003**
15th February 2000	**HK$70**	**15.2.2001 to 14.2.2005**	**810,000**	**–**	**–**	**810,000**
16th July 2001	**HK$70**	**16.7.2002 to 15.7.2006**	**2,121,000**	**–**	**(111,000)**	**2,010,000**
			2,931,000	**–**	**(111,000)**	**2,820,000**

			Number of Share Options			
Date of Grant	Exercise Price	Exercisable Period	At 1st July 2001	Granted During the Year	Lapsed During the Year	At 30th June 2002
15th February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	–	–	810,000
16th July 2001	HK$70	16.7.2002 to 15.7.2006	–	2,121,000	–	2,121,000
			810,000	2,121,000	–	2,931,000

28. SHARE PREMIUM AND RESERVES

	2003		2002	
	The Group	**The Company**	The Group	The Company
Share premium				
At beginning of year and end of year	**17,000**	**17,000**	17,000	17,000
Capital reserve				
At beginning of year	**694**	**5,281**	627	5,281
Goodwill adjustments	**72**	**–**	67	–
At end of year	**766**	**5,281**	694	5,281

(Expressed in millions of Hong Kong dollars)

28. Share Premium And Reserves (Cont'd)

	2003		2002	
	The Group	**The Company**	The Group	The Company
Property revaluation reserves				
At beginning of year	**45,808**	–	50,482	–
Surplus/(deficit) on revaluation of properties held by subsidiaries attributable to the Group				
– Investment properties	**(7,858)**	–	(4,158)	–
– Hotel properties	**(11)**	–	350	–
Surplus realized on disposal of investment properties held by subsidiaries	**(14)**	–	(72)	–
Surplus realized on disposal of jointly controlled entities	**(305)**	–	–	–
Share of deficit on revaluation of investment properties held by jointly controlled entities	**(45)**	–	(798)	–
Share of surplus/(deficit) on revaluation of investment properties held by associates	**(17)**	–	4	–
At end of year	**37,558**	–	45,808	–
Exchange reserve				
At beginning of year	**7**	–	7	–
Exchange difference arising on translation of financial statements of				
– Subsidiaries	–	–	(2)	–
– Jointly controlled entities	–	–	2	–
At end of year	**7**	–	7	–
Retained profits				
At beginning of year	**60,046**	**57,934**	56,690	56,378
Profit attributable to shareholders	**6,584**	**5,002**	8,519	6,719
Interim dividend paid	**(1,441)**	**(1,441)**	(1,321)	(1,321)
Proposed final dividend	**(2,401)**	**(2,401)**	(2,401)	(2,401)
Proposed special cash dividend	–	–	(1,441)	(1,441)
At end of year	**62,788**	**59,094**	60,046	57,934
Total share premium and reserves	**118,119**	**81,375**	123,555	80,215

At the balance sheet date, retained profits of the Group included HK$1,217 million (2002: HK$1,473 million) retained by associates and losses of HK$651 million (2002: losses of HK$1,036 million) retained by jointly controlled entities. Distributable reserves of the Company as at 30th June 2003 including the proposed dividends amounted to HK$61,495 million (2002: HK$61,776 million).

(Expressed in millions of Hong Kong dollars)

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2003	2002
Profit from operations	**6,038**	8,615
Depreciation	**362**	251
Release of negative goodwill	**(26)**	–
Impairment of goodwill	**19**	–
Profit on disposal of investment properties	**(18)**	(59)
Loss on disposal of other fixed assets	**2**	67
Profit on disposal of associates and jointly controlled entities	**–**	(19)
Dividends received from investments	**(28)**	(63)
Interest income	**(300)**	(216)
Provision for restructuring costs	**–**	(131)
Provision for impairment of land pending development	**–**	140
Impairment of investments	**44**	–
Impairment of properties	**1,229**	–
Operating profit before changes in working capital	**7,322**	8,585
Decrease in stocks	**5,757**	6,134
Decrease/(increase) in trade and other receivables	**3,389**	(3,010)
Decrease in marketable securities	**74**	35
Decrease in trade and other payables	**(749)**	(511)
Decrease in deposits received on sale of properties	**(2,601)**	(3,513)
Cash generated from operations	**13,192**	7,720

(b) Purchase of subsidiaries

	2003	2002
Net assets acquired:		
Fixed assets	**1,653**	6
Associates	**20**	–
Long-term investments	**995**	–
Stocks	**38**	–
Trade and other receivables	**349**	11
Pledged bank deposits	**392**	–
Cash and bank balances	**2,513**	14
Trade and other payables	**(575)**	(15)
Minority interests	**(2,644)**	(5)
	2,741	11
Less:		
Associates	**(1,657)**	–
Jointly controlled entities	**–**	(6)
Negative goodwill on acquisition	**(26)**	–
	1,058	5
Satisfied by:		
Cash paid	**1,058**	5

(Expressed in millions of Hong Kong dollars)

29. Notes to Consolidated Cash Flow Statement (Cont'd)

(b) Purchase of subsidiaries (cont'd)

	2003	2002
Analysis of net cash outflow/(inflow) in respect of the purchase of subsidiaries:		
Cash consideration paid	**1,058**	5
Cash and bank balances acquired	**(2,513)**	(14)
	(1,455)	(9)

(c) Analysis of the balances of cash and cash equivalents at end of year

	2003	2002
Bank deposits	**8,602**	8,035
Bank balances and cash	**289**	237
Bank overdrafts	**(52)**	(42)
	8,839	8,230
Less: pledged bank deposits	**(392)**	–
	8,447	8,230

30. JOINTLY CONTROLLED ASSETS

At the date of the balance sheet, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2003	2002
Investment properties	**4,620**	5,250
Land pending development	**71**	71
Land under development	**1,530**	2,672
Stocks of completed properties for sale	**422**	58
	6,643	8,051
Creditors and accrued expenses	**203**	97

(Expressed in millions of Hong Kong dollars)

31. RELATED PARTY TRANSACTIONS

During the year, the Group undertook various transactions with related parties for provision of finance, lease of premises, purchasing of goods and rendering of certain services related to property construction, management and marketing activities. The following is a summary of significant transactions between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates		**Jointly controlled entities**	
	2003	2002	**2003**	2002
Interest income	**20**	59	**105**	143
Rental income	**28**	60	**1**	1
Rental expenses	**–**	–	**7**	–
Other revenue from services rendered	**126**	135	**984**	812
Purchase of goods and services	**–**	–	**574**	438

The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in Notes (15) and (16).

32. CONTINGENT LIABILITIES AND COMMITMENTS

The Group

At the date of the balance sheet, the Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	2003	2002
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**1,426**	1,592
Authorized but not contracted for	**437**	206
(b) Capital commitments in respect of investments		
Contracted but not provided for	**152**	–
(c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**1,097**	2,332
Authorized but not contracted for	**312**	235

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$3,819 million (2002: HK$3,789) and other guarantees of HK$202 million (2002: nil).

The Company

At the date of the balance sheet, the Company had contingent liabilities, not included in the Company's financial statements, in respect of guarantees for bank and other borrowings drawn by:

	2003	2002
Subsidiaries	**22,011**	28,209
Jointly controlled entities	**3,588**	3,622
	25,599	31,831

(Expressed in millions of Hong Kong dollars)

33. OPERATING LEASE

At the balance sheet date, the future aggregate minimum lease income receivable by the Group under non-cancellable operating leases for land and buildings is analysed as follows:

	2003	2002
Not later than one year	**3,491**	3,622
Later than one year but not later than five years	**2,960**	3,314
Later than five years	**12**	77
	6,463	7,013

At the balance sheet date, the future aggregate minimum lease charges payable by the Group under non-cancellable operating leases is analysed as follows:

	2003	2002
Not later than one year	**207**	–
Later than one year but not later than five years	**120**	–
Later than five years	**17**	–
	344	–

34. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps and currency swaps at balance sheet date are as follows:

	Notional principal amount	
	2003	2002
Interest rate swaps		
– Less than one year	**600**	300
– One to five years	**1,650**	1,950
– After five years	**800**	800
	3,050	3,050
Currency swaps		
– After five years	**234**	234

Counterparties to swap transactions are reputable international financial institutions with strong credit ratings. The Group has established treasury policies and control procedures to assess and monitor the counterparty limits and exposure. The Group does not consider that it has any significant exposure to any individual counterparty, nor does it anticipate non-performance by any of its counterparties.

(Expressed in millions of Hong Kong dollars)

35. COMPARATIVE FIGURES

Certain comparative figures have been restated as a result of adoption of the requirements of SSAP 1 (Revised) "Presentation of Financial Statements" and SSAP 15 (Revised) "Cash Flow Statements".

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 106 to 144 were approved by the board of directors on 25th September 2003.

The directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the list following contains only the particulars of subsidiaries which principally affect the profit and loss account or assets of the Group. A complete list of all the subsidiaries will be annexed to the Company's 2003 annual return.

Unless otherwise stated, all principal subsidiaries are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
SUNeVision Holdings Ltd. (Listed in Hong Kong)	2	84.86	IT Infrastructure & Internet Services Investment	202,619,750
SmarTone Telecommunications Holdings Limited (Listed in Hong Kong)	4	51.13	Mobile Telephone System Operation	583,014,928
Sun Hung Kai Real Estate Agency Limited		100	General management & agency	1,000,000
New Town (N.T.) Properties Limited		100	Investment holding	2,287,659,338
Hung Kai Finance Company Limited		100	Registered deposit-taking company	100,000,200
Fidelity Finance Company Limited		100	Finance	200
Honour Finance Company Limited		100	Finance	500,000
Sun Hung Kai Properties (Financial Services) Limited		100	Finance	100,000
Sun Hung Kai Properties Insurance Limited		100	General insurance	75,000,000
Honour Securities Company Limited		100	Share broking	6,000,000
Sun Hung Kai Engineering Company Limited		100	Architectural & engineering	350,000
Sanfield Building Contractors Limited		100	Building construction	2,500,000
Everlight Engineering Company Limited		100	Fire prevention & mechanical engineering	50,000
Aegis Engineering Company Limited		100	Plant and machine hire	100,000
Hong Yip Service Company Limited		100	Property & Facility management	100,000
Kai Shing Management Services Limited		100	Property & Facility management	10,000
Mantegna Investment Company Limited	1	100	Hotel ownership	10,000,000
New Town Serviced Apartment Management Company Limited		100	Furnished apartment management	200
Royaltelle International Limited		100	Hotel management	2
Additech Ltd.	1	100	Property investment	US$1
Addpower Properties Limited	1	100	Property investment	US$1
Airport Freight Forwarding Centre Company Limited		100	Freight forwarding centre	100
Amglo Master Ltd.	1	100	Property investment	US$1
Antanpark Limited	1	100	Property investment	US$1
Antinio Investments Limited	1	100	Property investment	US$1
Ao Ta Development Company Limited		100	Property investment	200
Artsland Properties Investment Ltd.	1	100	Property investment	US$1
Barnard Enterprises Limited	1	75	Property investment	US$100

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Beauty Marble Investment Limited		100	Property investment	2
Biliboss Limited	1	100	Property investment	US$1
Billion Mix Limited		100	Property investment	2
Branhall Investments Limited	1	100	Property investment	40,000,000
Campsie Enterprise Limited	1	100	Property investment	US$1
Cherry Land Company Limited		100	Property investment	1,500,000
Citimind Limited		70	Property investment	100
City Success Limited		100	Property development and investment	2
City Super Development Limited		100	Property development	2
Coundon Enterprise Limited	1	100	Property investment	US$1
Country Well (H.K.) Limited		100	Property investment	2
Crownsnest Enterprise Limited	1	100	Property investment	US$1
Darlinghurst Enterprise Limited	1	100	Property investment	US$1
Deluxe Plan Enterprises Limited		100	Property investment	2
Deporte Limited	1	100	Property investment	US$1
Dictado Company Limited		100	Property investment	200
Dipende Limited	1	100	Property investment	US$1
Donora Company Limited		100	Property development	2
Durbanham Enterprise Limited	1	100	Property investment	US$1
Entero Company Limited		100	Property investment	200
Ever Channel Limited		100	Property investment	2
Ever Fast Limited		100	Property development and investment	2
Excellent Chance Limited	1	100	Property investment	US$1
Far Fortune Investment Limited		100	Property investment	2
Firstmax Limited		100	Property investment	2
Forever Glory Investments Limited	1	100	Property investment	US$1
Fortune Honor Limited		100	Property investment	2
Fortune Yield Investment Limited		100	Property investment	2
Full Market Limited		100	Property investment	2
Garudia Limited		100	Property investment	2
Getherich Ltd.	1	100	Property investment	US$1
Golden Square Properties Enterprises Limited	1	100	Property investment	1,000,000
Goldland Limited	1	100	Property investment	US$1
Grand Kosky Ltd.	1	100	Property investment	US$1
Grumete Company Limited		100	Property development	200
Harsco Limited		100	Property development	2
Henca Limited	1	100	Property investment	US$1
Hintline Investments Limited		100	Property development	5,000
Honenberg Limited		100	Property investment	2
Hong Kong Business Aviation Centre Limited	5	35	Business Aviation Centre	1,000,000

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Honour Futures Limited		100	Commodities Dealing	7,000,000
Hopley International Limited	1	100	Property investment	US$1
Hung Kai Finance Investment Holding Limited		100	Property investment	200
Jugada Company Limited		100	Property investment	2
Kamchatka Company Limited		100	Property investment	200
Kartasun Limited		100	Property investment	2
Kimrose Investments Ltd.	1	100	Property investment	US$1
Kingsgrove Enterprise Limited	1	100	Property investment	US$1
Laboster Company Limited		100	Property investment	2
Lee Bit Kai Investment Company Limited		100	Property investment	1,000
Little Jewel Limited	1	100	Property development	US$1
Long Tesak Company Limited		100	Property investment	100,000
Lonsale Company Limited		100	Property investment	2
Lorient Holdings Ltd.	1	100	Property investment	US$1
Lunalite Company Limited		100	Property investment	2
Luxsky Ltd.	1	100	Property investment	US$1
Main Global Limited		100	Property investment	2
Manceton Limited		100	Property investment	2
Manmouth Limited		100	Property investment	2
Merit Success Company Limited		100	Property investment	2
Mindano Limited		100	Property investment	10,000
Morifunn Ltd.	1	100	Property investment	US$1
Moscova Company Limited		100	Property investment	200
New Opportunities Company Limited		60	Property development	100
Nixon Cleaning Company Limited		100	Cleaning service	100,000
Obvio Yip Company Limited		100	Property development, Property investment and Loan financing	15,000,000,000
Open Step Limited		60	Property investment	10
Oriental Eagle Enterprises Limited		100	Property investment	2
Pacotilla Company Limited		100	Property investment	200
Pako Shun Limited		100	Property investment	2
Parico Fortune Ltd.	1	100	Property investment	US$1
Peach Blossom Company Limited	1	100	Property investment	US$1
Perfect Smart Enterprises Ltd.	1	100	Property investment	US$1
Ponente Company Limited		100	Property investment	200
Prelong Limited		100	Property development and investment	2
Profit Richness Limited	1	100	Property investment	US$1
Protasan Limited		100	Property investment	100
Rainforce Limited		100	Property development	2
Rena Holding Limited	1	100	Property investment	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
SHK (N.T.) Shopping Limited		100	Property investment	200
Shubbery Company Limited		100	Property investment	200
Solar Kingdom Limited		100	Property development	2
Speed Wise Limited		100	Property investment	2
Standard Top Limited		100	Property investment	2
Startrack Company Limited		100	Property investment	200
Sun Carol Company Limited		100	Property investment	200
Sun Hung Kai China Trading Limited		100	Property investment	2
Sun Hung Kai Properties Consultants Limited		100	Property investment	2
Sun Hung Kai Properties Pacific Limited		100	Property investment	2
Sun Hung Kai Real Estate Consultants Limited		100	Property investment	2
Sun Hung Kai Secretarial Services Limited		100	Secretarial services	200
Sun Yuen Long Centre Management Company Limited		87.5	Property investment and management	50,000
Sunfez Company Limited		100	Property investment	200
Sunrit Enterprises Limited		100	Property investment	4,000,000
Super Bold Limited		100	Property investment	10,000
Super Sun Limited		100	Property development	2
Supreme Ford Limited		100	Property development	2
Tainam Holdings Limited	1	100	Property investment	US$1
Ten Choice Development Limited		100	Property investment	2
Tide Lead Enterprises Limited	1	100	Property development	US$1
Tenuta Limited	1	100	Property investment	US$1
Tipro Development Limited		100	Property investment	1,000,000
Tobright Ltd.	1	100	Property development	US$1
Tonthai Investment Enterprises Limited	1	100	Property investment	US$1
Town Descant Company Limited		100	Property investment	200
Town Fierce Company Limited		100	Property investment	10,000
Truebright Investments Limited		100	Property development and Investment	2
Tsi Mai Company Limited		100	Property investment	200
Tsing Ma Management Limited		66.7	Road management	70,000,000
Tyranny Company Limited		100	Property investment	400
Uniland Investment Enterprises Limited	1	100	Property investment	US$1
Upper Hill Company Limited	1	100	Property investment	US$1
Victory Force Limited		100	Property investment	2
Victory Winner Limited		100	Property investment	2
Vimson Limited	1	100	Property investment	US$1
Virile Investment Enterprises Limited	1	100	Property investment	US$1
Wai Hung Development Company Limited		100	Investment holding and property investment	70,000

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Warrior Company Limited		100	Property investment	300
Well Logic Properties Investment Limited	1	100	Property investment	US$1
Wellden Limited		100	Property investment	2
Wilson Parking (Holdings) Limited		100	Investment holding and carpark operation	1,000
Winner Land Enterprises Limited		100	Property investment	2
Wisearn Properties Investment Limited	1	100	Property investment	US$1
WTC (Club) Limited		100	Club management	200
Wylproud Company Limited		100	Property investment	2
Yancon Limited		100	Property investment	2
Zarabanda Company Limited		100	Property investment	2
Zindemar Investments Corp.	3	100	Property development	US$2

Notes:

1. *Incorporated in the British Virgin Islands.*
2. *Incorporated in the Cayman Islands.*
3. *Incorporated in Panama.*
4. *Incorporated in Bermuda.*
5. *Indirectly held by the Company.*

The directors are of the opinion that a complete list of the particulars of all jointly controlled entities will be of excessive length and therefore the list following contains only the particulars of jointly controlled entities which principally affect the profit and loss account or assets of the Group. A complete list of all jointly controlled entities will be annexed to the Company's 2003 annual return.

Unless otherwise stated, all principal jointly controlled entities are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
+ Altomatic Limited		50	Property investment
#+ Anbok Limited		25	Property development
Arrowtown Assets Limited	1	49	Property development
#+ Asia Container Terminals Limited		28.5	Container terminals development
# Beijing Sun Dong An Co. Ltd.	2	50	Property investment
IFC Development Limited	1	47.5	Property development
# Dragon Beauty International Limited		50	Property development
#+ Faith & Safe Transportation Limited		50	Mid stream operator
+ Glorious Concrete (H.K.) Limited		50	Manufacturers of ready mixed concrete
#+ Green Valley Landfill Limited		20	Landfill waste disposal facility
#+ Hoi Kong Container Services Company Limited		50	Mid stream operator
Jade Land Resources Limited		25	Property development and investment
# Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited		50	Godown operation
Krimark Investments Limited		30	Property development
+ New-Alliance Asset Management (Asia) Limited		50	Investment management services
+ Newfoundworld Holdings Limited		20	Property development and investment
#+ Pearl Delta Limited		20	Solid waste management and environment services
#+ Primecredit (Asia) Limited		46.5	Provision of money lending services
#+ Primecredit Limited		46.5	Deposit-taking company
+ Ranny Limited		50	Property investment
#+ River Trade Terminal Co. Ltd.	1	43	River trade terminal
# Route 3 (CPS) Company Limited		50	Toll road operation
# Senica International Limited		22.5	Investment holding
#+ South China Transfer Limited		20	Solid waste management and environmental services
+ Splendid Shing Limited		50	Property investment
+ Star Play Development Limited		33.3	Property investment
#+ Sun Logistics Company Limited		50	Logistics Services
Teamfield Property Limited		57.52	Property investment
+ Tinyau Company Limited		50	Property investment
+ Topcycle Development Limited		50	Property development
#+ Uttoxeter Limited		30	Property development
# Wisdom Choice Investment Limited		40	Property development
# Wolver Hollow Company Limited		50	Property investment
+ Xipho Development Company Limited		33.3	Property development

\+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and losses after taxation of these jointly controlled entities attributable to the Group amounted to HK$315 million (2002: HK$562 million) and HK$110 million (2002: profits of HK$246 million) respectively.*

\# *Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.*

Note: 1. *Incorporated in the British Virgin Islands.*

2. *Incorporated in The People's Republic of China.*

The directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the list following contains only the particulars of associates which principally affect the profit and loss account or assets of the Group. A complete list of all associates will be annexed to the Company's 2003 annual return.

Unless otherwise stated, all principal associates are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
#+ The Kowloon Motor Bus Holdings Limited (listed in Hong Kong)	1	33.28	Public transportation
#+ Ranex Investments Limited		29	Property development and investment
#+ The Hong Kong School of Motoring Limited		30	Driving School
#+ Travelex Hung Kai Airport Currency Exchange Limited		25	Money exchange services

+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these associates attributable to the Group amounted to HK$1,870 million (2002: HK$3,329 million) and HK$477 million (2002: HK$1,057 million) respectively.*

Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.

Note: 1. *Incorporated in the Bermuda.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Sun Hung Kai Properties Limited** (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING

together with

EXPLANATORY STATEMENT

in respect of

GENERAL MANDATES
TO ISSUE AND TO REPURCHASE SHARES

A notice convening the 2003 annual general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Tuesday, 18th November 2003 at 12:00 noon is set out on pages 8 to 11 of this circular.

Whether or not you are able to attend the meeting, please complete and return the relevant form of proxy accompanying this circular in accordance with the instructions printed thereon to the Share Registrars of the Company, Computershare Hong Kong Investor Services Limited at 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and, in any event, not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

27 October 2003



SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:
Kwok Ping-sheung, Walter
(Chairman & Chief Executive)
Lee Shau-kee
(Vice Chairman)
Kwok Ping-kwong, Thomas
(Vice Chairman & Managing Director)
Kwok Ping-luen, Raymond
(Vice Chairman & Managing Director)
* Chung Sze-yuen
* Woo Po-shing
* Fung Kwok-king, Victor
* Kwan Cheuk-yin, William
# Lo Chiu-chun, Clement
# Law King-wan
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike
So Hing-woh, Victor
* Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Non-Executive Director
* *Independent Non-Executive Director*

Company Secretary:
Lai Ho-kai, Ernest

Registered Office:
45th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

27 October 2003

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE ITS OWN SHARES

To Shareholders

Dear Sir or Madam,

At the annual general meeting of the Company held on 5th December 2002, resolutions were passed giving general mandates to the Directors to allot, issue and deal with the ordinary shares of the Company ("Shares") and to exercise the powers of the Company to repurchase its own Shares in accordance with the relevant rules set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and the Hong Kong Code on Takeovers and Mergers ("the Takeover Code") (together "the Share Repurchase Rules"). These general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company for 2003 ("Annual General Meeting") unless renewed at that meeting. It is therefore proposed to renew the general mandates to allot, issue and deal with Shares and to repurchase Shares at the Annual General Meeting.

1. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, ordinary resolution will be proposed for the Shareholders to consider and, if thought fit, approve a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with the Shares ("the Share Issue Mandate"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, ordinary resolution will also be proposed for the Shareholders to consider and, if thought fit, approve the extension of the Shares Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate stating below, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in the ordinary resolutions nos. 6 and 7 in the Notice of the Annual General Meeting set out on pages 9 to 10 of this circular. These mandates will expire whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution is revoked or varied by an ordinary resolution of the Shareholders.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, ordinary resolution will be proposed for the Shareholders to consider and, if thought fit, approve a general mandate to the Directors to exercise the power of the Company to repurchase Shares ("the Share Repurchase Mandate"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 25th September 2003, the latest practicable date ("the Latest Practicable Date"), the issued share capital of the Company comprised 2,400,907,362 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 240,090,736 Shares.

An explanatory statement as required under the Share Repurchase Rules, giving certain information regarding the Share Repurchase Mandate together with the details of the repurchases of Shares made by the Company during the previous six months preceding the Latest Practicable Date, are set out in the Appendix to this circular. The Share Repurchase Mandate will expire whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution is revoked or varied by an ordinary resolution of the Shareholders.

3. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, statements of fact expressed herein are true, accurate and not misleading, statements of opinion expressed herein have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

4. NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Tuesday, 18th November 2003 at 12:00 noon is set out on pages 8 to 11 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Issue Mandate and the Share Repurchase Mandate.

5. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's

Share Registrars, Computershare Hong Kong Investor Services Limited at 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

6. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and Share Repurchase Mandate to be proposed at the Annual General Meeting are in the best interests of the Company and the Shareholders. Accordingly, the Board recommends the Shareholders should vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting.

Yours faithfully,
Kwok Ping-sheung, Walter
Chairman & Chief Executive

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the memorandum under section 49BA of the Companies Ordinance. References in this statement to "Shares" means shares of all classes in the capital of the Company.

(a) Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below.

(b) Shareholders' approval

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) Exercise of the Share Repurchase Mandate

As at the Latest Practicable Date, there were 2,400,907,362 Shares in issue. Subject to the passing of the ordinary resolution no. 5 and on the basis that no further Shares are issued or no Shares are repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 240,090,736 Shares.

(d) Reasons for the Repurchase of Shares

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and the Shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(e) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's memorandum and articles of association and the laws of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 30th June 2003) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) Share Prices

The monthly highest and lowest prices at which the Shares had traded on the Stock Exchange during the 12 months preceding the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
October	51.50	44.70
November	54.50	48.30
December	53.25	45.50
2003		
January	47.90	44.00
February	46.50	43.30
March	44.70	37.30
April	38.80	33.30
May	39.50	36.20
June	42.50	38.80
July	46.70	38.40
August	57.25	44.80
September	65.00	54.25

(g) Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Share Repurchase Rules, the laws of Hong Kong and the memorandum and articles of association of the Company.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the Shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) The Takeover Code

If as a result of repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeover Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as result of a repurchase of Shares.

(i) Shares purchased by the Company

No purchase has been made by the Company of its shares in the six months prior to the date of this circular.



SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Thirty-first Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "Company") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Tuesday, 18th November 2003 at 12:00 noon for the following purposes:—

1. To receive and consider the report of Directors and the audited accounts for the year ended 30th June 2003.

2. To declare the final dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions:

5. "**THAT**:

   (a) the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Codes on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

   (c) for the purpose of this Resolution:—

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:—

   (i) the conclusion of the next Annual General Meeting of the Company; or

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:-

(aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT** the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8. To transact any other ordinary business.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 25th September 2003

Notes:

(1) With reference to Resolutions 5, 6 and 7 set out in the Notice of the Annual General Meeting, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

(2) The Register of Members will be closed from Tuesday, 11th November 2003 to Tuesday, 18th November 2003 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 10th November 2003.

(3) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Share Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting.



SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

27 October 2003

Dear Sir or Madam,

Pursuant to our letter dated 27th January 2003 and your subsequent reply to us/the default arrangement as mentioned therein (as appropriate), we send you herewith the Corporate Communication in the printed form as you so directed. You are however advised that the Corporate Communications prepared in Website Form and in other language will be available upon request.

If you wish to receive Corporate Communications still in printed form but in other language, please send your notification of new choice to our Share Registrars, Computershare Hong Kong Investor Services Limited, by using the attached pre-paid envelope*.

Both the English and Chinese versions of the Corporate Communications as well as the public announcements are made available on our website www.shkp.com. Shareholders who choose to receive the Website Form may sign and return the attached reply slip and supply their email address using the attached pre-paid envelope* to our Share Registrars. The Registrar will then send you an email notification on the same day each time the Corporate Communication is posted on our website.

The altered choice shall become effective 10 business days from the date of receipt of your notification by our Share Registrars. ***PLEASE IGNORE THIS LETTER if you do not have intention to change the choice of form and/or language as previously conveyed to us***. Should you have any query relating to this letter, please call the Company's hotline at 2828 8648.

Yours faithfully,

Lai Ho-kai, Ernest
Company Secretary

* Postage pre-paid is only applicable to shareholders of a registered address within Hong Kong.



REPLY SLIP

***PLEASE IGNORE THIS LETTER** if your choice of form and/or language remains the same as previously conveyed to us.*

To: Computershare Hong Kong Investor Services Limited

I/We would like to receive the Corporate Communications of **Sun Hung Kai Properties Limited in Website Form instead of printed form.**

(My/Our email address is : ______________________________)

Signature : ______________________________

Name of Shareholder : ______________________________

Date : ______________________________

Contact Phone No. : ______________________________

www.shkp.com